As filed with the Securities and Exchange Commission on March 17, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KEARNY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Maryland	6036	30-0870244
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Passaic Avenue

Fairfield, New Jersey 07004

(973) 244-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Craig L. Montanaro

President and Chief Executive Officer

120 Passaic Avenue

Fairfield, New Jersey 07004

(973) 244-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lawrence M.F. Spaccasi, Esq.	Richard Fisch, Esq.
Marc P. Levy, Esq.	John J. Spidi, Esq.
Luse Gorman, PC	Jones Walker LLP
5335 Wisconsin Avenue, N.W., Suite 780	499 S. Capitol Street, S.W., Suite 600
Washington, D.C. 20015	Washington, D.C. 20003
Phone: (202) 274-2000	Phone: (202) 434-4660

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	6,066,350 shares (1)	N/A	$62,218,968.20(2)	$8,076.02

(1)

Represents the maximum number of shares of Kearny Financial Corp. (“Kearny”) common stock estimated to be issuable upon the completion of the merger described herein. This number is based on the product of (a) the number of shares of MSB Financial Corp. (“MSB”) common stock outstanding as of March 10, 2020 and (b) 1.30, which represents the amount of Kearny common stock that MSB stockholders will be entitled to receive in exchange for each such share of MSB common stock, pursuant to the terms of the Agreement and Plan of Merger dated as of December 18, 2019 by and between Kearny and MSB (the “Merger Agreement”), which is attached to the proxy statement/prospectus as Annex A.

(2)

The proposed maximum aggregate offering price of Kearny’s common stock was calculated based upon the market value of shares of MSB common stock in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: the product of (A) $13.80, the average of the high and low prices per share of MSB common stock as reported on the Nasdaq Global Market on March 10, 2020 and (B) 5,184,914, the estimated maximum number of shares of MSB common stock that may be exchanged for the merger consideration. Pursuant to Rule 457(f)(3) under the Securities Act, the amount of cash payable by the registrant in the merger has been deducted from the proposed maximum aggregate offering price (computed by multiplying (i) the cash consideration of $18.00 per share of MSB common stock by (ii) 10% of the number of shares of MSB common stock, pursuant to Section 2.6 of the Merger Agreement, which limits, to 90%, the number of shares of MSB common stock outstanding at the effective time of the merger that will be exchanged for shares of Kearny common stock).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the shares of Kearny Financial Corp. common stock to be issued has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS,

SUBJECT TO COMPLETION, DATED MARCH 17, 2020

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear MSB Financial Stockholder:

On December 18, 2019, Kearny Financial Corp. (which we refer to as “Kearny”) and MSB Financial Corp. (which we refer to as “MSB”) entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) under which MSB will merge with and into Kearny, with Kearny remaining as the surviving entity. This transaction is referred to in this document as the “merger.” Immediately following the merger, Millington Bank, the wholly-owned subsidiary of MSB, will merge with and into Kearny Bank, the wholly-owned subsidiary of Kearny, with Kearny Bank as the surviving entity. This transaction is referred to in this document as the “bank merger.” Before we complete the merger, the stockholders of MSB must approve the merger agreement and the merger.

If the merger is completed, MSB stockholders will be entitled to receive, at their election, for each share of MSB common stock they own, either 1.30 shares of Kearny common stock (the “stock consideration”) or $18.00 in cash (the “cash consideration,” and collectively with the stock consideration, the “merger consideration”) or a combination thereof, provided that, in the aggregate, 90% of the total number of shares of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration. The maximum number of shares of Kearny common stock estimated to be issuable upon completion of the merger is 6,066,350. Based on Kearny’s closing price of $14.10 on December 17, 2019, which was the last trading date preceding the public announcement of the proposed merger, each share of MSB common stock exchanged for 1.30 shares of Kearny common stock would have a value of $18.33, or approximately $94.0 million in aggregate merger consideration. Based on Kearny’s closing price of $[●] on [●], 2020, which is the most recent practicable trading day prior to the date of the attached proxy statement/prospectus, each share of MSB common stock exchanged for 1.30 shares of Kearny common stock would have a value of $[●]. The common stock of Kearny trades on the Nasdaq Global Market under the symbol “KRNY.” The common stock of MSB trades on the Nasdaq Global Market under the symbol “MSBF.” The market price of both Kearny common stock and MSB common stock will fluctuate before the completion of the merger; therefore, you are urged to obtain current market quotations for Kearny common stock and MSB common stock.

Although the number of shares of Kearny common stock that holders of MSB common stock will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of Kearny common stock and will not be known at the time MSB stockholders vote on the merger. However, MSB has the right to terminate the merger agreement if, at any time during a five-day period commencing on the tenth day prior to closing, the average closing price of Kearny common stock over the 20 consecutive trading days prior to the tenth day prior to closing (i) is less than $11.28 and (ii) fails to meet certain comparison thresholds relative to the NASDAQ Bank Index. If MSB elects to exercise this termination right, then Kearny has the option to override the proposed termination by increasing the exchange ratio to a level that would eliminate the effects of either of the two requirements of this termination right.

The affirmative vote of a majority of the issued and outstanding shares of MSB common stock is required to approve the merger agreement and the merger. MSB stockholders will vote to adopt the merger agreement and the merger and on the other matters described below at a special meeting of stockholders to be held at [●]:00 [●].m., local time, on [●], 2020 at the Grain House at The Olde Mill Inn, 225 Route 202 North, Basking Ridge, New Jersey 07920.

MSB’s board of directors unanimously recommends that MSB common stockholders vote “FOR” the adoption of the merger agreement and the merger and “FOR” the other matters to be considered at the MSB special meeting.

This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 12 for a discussion of certain risk factors relating to the merger. You can also obtain information about Kearny and MSB from documents filed with the Securities and Exchange Commission.

We look forward to seeing you at the stockholders meeting and we appreciate your continued support.

Michael A. Shriner
President and Chief Executive Officer
MSB Financial Corp.

The shares of Kearny common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association subsidiary of Kearny or MSB, and are not insured by the FDIC or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this document or the Kearny common stock to be issued in the merger, or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is [●], 2020, and it is first being mailed or otherwise delivered to stockholders of MSB on or about [●], 2020.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which we refer to as “this document,” which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Kearny, constitutes a prospectus of Kearny under the Securities Act of 1933, as amended, which we refer to in this document as the “Securities Act,” with respect to the shares of Kearny common stock to be issued to MSB stockholders, as required by the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this document as the “Exchange Act,” and a notice of meeting with respect to the special meeting of stockholders of MSB.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated [●], 2020. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to MSB stockholders nor the issuance by Kearny of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Kearny has been provided by Kearny and information contained in this document regarding MSB has been provided by MSB.

MSB FINANCIAL CORP.

1902 Long Hill Road

Millington, New Jersey 07946-0417

Notice of Special Meeting of Stockholders to be held [●], 2020

To the Stockholders of MSB:

MSB will hold a special meeting of stockholders (which we refer to as the “MSB special meeting”) at [●] local time, on [●], 2020, at the Grain House at The Olde Mill Inn, 225 Route 202 North, Basking Ridge, New Jersey 07920 to consider and vote upon the following matters:

1.

a proposal to approve the merger agreement, dated as of December 18, 2019, by and between Kearny Financial Corp. and MSB Financial Corp. and the merger, pursuant to which MSB will merge with and into Kearny. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.

a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of MSB in connection with the merger (which we refer to as the “merger-related compensation proposal”); and

3.

a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and the merger (which we refer to as the “MSB adjournment proposal”).

All of these items are described in more detail in the accompanying proxy statement/prospectus and its annexes. We urge you to read these materials carefully and in their entirety. The enclosed document forms a part of this notice.

MSB’s board of directors unanimously recommends that MSB stockholders vote “FOR” each of the proposals.

MSB stockholders of record as of the close of business on [●] are entitled to notice of, and to vote at, the MSB special meeting and any adjournments or postponements of the MSB special meeting.

Your vote is very important. Your proxy is being solicited by MSB’s board of directors. For the proposed merger to be completed, the proposal to approve the merger agreement and the merger must be approved by the affirmative vote of a majority of the issued and outstanding shares of MSB common stock. The merger-related compensation proposal will be approved if a majority of the votes cast on such proposal at the MSB special meeting are voted in favor of such proposal. The MSB adjournment proposal will be approved if a majority of the votes cast on such proposal at the MSB special meeting are voted in favor of such proposal.

Whether or not you plan to attend the MSB special meeting, we urge you to vote. Stockholders of record may vote:

•	By internet – access [●] and follow the on-screen instructions;

•	By telephone – call [●] ([●]) in the United States or [●] in foreign countries and follow the instructions;

•	By mail – complete, sign, date and mail your proxy card in the envelope provided as soon as possible; or

•	In person – vote your shares in person by attending the special meeting.

If you hold your stock in “street name” through a banker or broker, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Laurel Hill Advisory Group, LLC, toll free at [●] .

By Order of the Board of Directors,

Nancy E. Schmitz
Corporate Secretary

Millington, New Jersey

[●], 2020

REFERENCES TO AVAILABLE INFORMATION

This document incorporates important business and financial information about Kearny from documents filed with the SEC that have not been included in or delivered with this document. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 88.

You also may request orally or in writing copies of these documents at no cost by contacting Kearny at the following address:

Kearny Financial Corp.

120 Passaic Avenue,

Fairfield, New Jersey 07004

Attention: Gail Corrigan, Corporate Secretary

Telephone: (973) 244-4500

If you are an MSB stockholder and would like to request documents from Kearny, please do so by [•], 2020 to receive them before the stockholder meeting.

This document is also available on Kearny’s website at www.kearnybank.com under “Investor Relations” and on MSB’s website at www.millingtonbank.com under the tab “About Us” under “Investor Relations.” The information on Kearny’s and MSB’s websites is not part of this document. References to Kearny’s and MSB’s websites in this document are intended to serve as textual references only.

Annex A	Agreement and Plan of Merger, dated as of December 18, 2019, by and between Kearny Financial Corp. and MSB Financial Corp.	A-1
Annex B	Opinion of FinPro Capital Advisors, Inc.	B-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the merger or the MSB special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in this document.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A.

You are receiving this document because you are a stockholder of MSB as of [Record Date], the record date for the MSB special meeting. This document is being used by the board of directors of MSB to solicit proxies of the stockholders of MSB in connection with the approval of the merger agreement and the merger and related matters. This document also serves as the prospectus for shares of Kearny common stock to be issued in exchange for shares of MSB common stock in the merger.

In order to approve the merger agreement and the merger, MSB has called a special meeting of its stockholders (which we refer to as the “MSB special meeting”). This document also serves as a notice of the MSB special meeting, and describes the proposals to be presented at the MSB special meeting.

You should read this document carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	WHAT AM I BEING ASKED TO VOTE ON?

A:

You are being asked to vote on the approval of a merger agreement that provides for the merger of MSB with and into Kearny. You are also being asked to vote on a non-binding advisory resolution approving the compensation that may become payable to the named executive officers of MSB in connection with the merger (“merger-related compensation proposal”). You are also being asked to vote on a proposal to adjourn the stockholder meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the meeting to approve the merger agreement and the merger (which we refer to as the “MSB adjournment proposal”). Completion of the merger is not conditioned upon approval of the merger-related compensation proposal or the MSB adjournment proposal.

Q:	WHAT VOTE DOES MSB’S BOARD OF DIRECTORS RECOMMEND?

A:

MSB’s board of directors has determined that the proposed merger is in the best interests of MSB stockholders, has unanimously approved the merger agreement and the merger and unanimously recommends that MSB stockholders vote “FOR” the approval of the merger agreement and the merger, “FOR” the merger-related compensation proposal, and “FOR” the MSB adjournment proposal.

Q:	WHAT WILL MSB STOCKHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, MSB stockholders may elect to receive either 1.30 shares of Kearny common stock (the “stock consideration”) or $18.00 (the “cash consideration” and collectively with the stock consideration, the “merger consideration”) or a combination thereof for each share of MSB common stock held immediately prior to the merger, provided that, in the aggregate, 90% of the total number of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration. Kearny will not issue any fractional shares of Kearny common stock in the merger. Kearny will pay to each former MSB stockholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of Kearny common stock for the 10 trading days ending on the third business day preceding the closing date of the merger by the fraction of a share (rounded to the nearest cent) of Kearny common stock that such stockholder would otherwise be entitled to receive.

Q:	CAN MSB STOCKHOLDERS MAKE AN ELECTION TO SELECT THE FORM OF MERGER CONSIDERATION THEY DESIRE TO RECEIVE?

A:

Yes, MSB stockholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement.

Q:	HOW WILL THE MERGER AFFECT MSB EQUITY AWARDS?

A:	MSB equity awards will be affected as follows:

Stock Options: At the effective time of the merger, each option to purchase shares of MSB common stock outstanding immediately before the effective time of the merger, whether or not vested, will be canceled and, upon MSB’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of MSB common stock subject to the stock option multiplied by (2) the amount by which $18.00 exceeds the exercise price of such option, less applicable withholding taxes.

Restricted Stock Awards: At the effective time of the merger, each outstanding share of restricted stock will vest and be converted into the right to receive the merger consideration.

Q:	WHAT EQUITY STAKE WILL MSB STOCKHOLDERS HOLD IN KEARNY IMMEDIATELY FOLLOWING THE MERGER?

A:

Following completion of the merger, current Kearny stockholders will own in the aggregate approximately 94% of the outstanding shares of Kearny common stock. Immediately following completion of the merger, MSB stockholders will own approximately 6% of the outstanding shares of Kearny common stock.

Q:	WHAT HAPPENS IF I AM ELIGIBLE TO RECEIVE A FRACTION OF A SHARE OF KEARNY COMMON STOCK AS PART OF THE MERGER CONSIDERATION?

A:

If the aggregate number of shares of Kearny common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of Kearny common stock, you will receive cash instead of that fractional share. See the section entitled “Description of the Merger—Consideration to be Received in the Merger” beginning on page 29 of this document.

Q:	HOW DO MSB STOCKHOLDERS ELECT BETWEEN THE STOCK CONSIDERATION AND THE CASH CONSIDERATION?

A:

A stock election form has been mailed separately to you for you to complete, sign and return in the enclosed return envelope. You must also include your original MSB stock certificate(s) with your stock election form that you will receive in a separate mailing.

Q:	HOW DO MSB STOCKHOLDERS EXCHANGE THEIR STOCK CERTIFICATES?

A:

Shortly after the merger, Kearny’s exchange agent will send instructions to MSB’s stockholders on how and where to surrender their MSB stock certificates after the merger is completed. Please do not send your MSB stock certificates with your proxy card.

Q:	ARE MSB’S STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	No. Because MSB common stock is traded on The Nasdaq Global Market, Maryland law does not provide for appraisal rights in connection with the merger. MSB is incorporated under Maryland law.

Q:	IS COMPLETION OF THE MERGER SUBJECT TO ANY CONDITIONS BESIDES STOCKHOLDER APPROVAL?

A:

Yes. The merger must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. For more information about the conditions to the completion of the merger, see “Description of the Merger—Conditions to Completing the Merger” on page 60 of this document.

Q:	WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:

We will complete the merger as soon as possible. Before that happens, the merger agreement and the merger must be approved by MSB’s stockholders and we must obtain the necessary regulatory approvals, among other conditions. Assuming timely receipt of regulatory and stockholder approvals, we expect to complete the merger in the second quarter of 2020.

Q:	ARE THERE RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 14 of this document.

Q:	WHAT VOTE IS REQUIRED TO APPROVE THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING?

A:

The proposal to approve the merger agreement and the merger must be approved by the affirmative vote of a majority of the issued and outstanding shares of MSB common stock. Consequently, abstentions and broker non-votes with respect to the merger agreement and the merger will effectively act as “against” votes on such proposal.

Approval of the merger-related compensation proposal and the MSB adjournment proposal require that the votes cast in favor of each such proposal exceed the votes cast against such proposal. Abstentions and broker non-votes will not affect the outcome of such proposals.

Q:	WHAT IS THE QUORUM REQUIREMENT FOR THE MSB SPECIAL MEETING?

A:

The presence at the MSB special meeting, in person or by proxy, of stockholders representing a majority of the outstanding shares of MSB common stock will constitute a quorum. Abstentions, if any, will be included in determining the number of shares present at the meeting for purposes of determining the presence of a quorum.

Q:	WHEN AND WHERE IS THE MSB SPECIAL MEETING?

A:	The MSB special meeting is scheduled to take place at the Grain House at The Olde Mill Inn, 225 Route 202 North, Basking Ridge, New Jersey 07920 at [●]:00 [●].m., local time, on [Meeting Date].

Q:	WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:

Holders of shares of MSB common stock at the close of business on [Record Date] are entitled to vote at the MSB special meeting. As of the record date, [●] shares of MSB common stock were outstanding and entitled to vote.

Q:	IF I PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, SHOULD I STILL RETURN MY PROXY?

A:

Yes. Whether or not you plan to attend your special meeting, you should promptly submit your proxy so that your shares will be voted at your special meeting. The failure of a stockholder to vote in person or by proxy will have the same effect as a vote “against” the merger agreement and the merger.

Q:	WHAT DO I NEED TO DO NOW TO VOTE MY SHARES OF COMMON STOCK?

A:	If you are a “stockholder of record,” you can vote your shares as follows:

•	via internet at [●];

•	via telephone by calling [●];

•	by completing and returning the proxy card that is enclosed; or

•	by voting in person at the meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE MY SHARES FOR ME?

A:

No. Your broker, bank or other nominee will not be able to vote your shares of common stock on the proposal to approve the merger agreement and the merger or on the other proposals unless you provide instructions on how to vote. Please instruct your broker, bank or other nominee how to vote your shares, following the directions that your broker, bank or other nominee provides. If you do not provide instructions to your broker, bank or other nominee, your shares will not be voted, and this will have the effect of voting “against” the merger agreement and the merger. Please review the instructions from your broker, bank or other nominee to see if your broker, bank or other nominee offers telephone or internet voting.

Q:	HOW CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A:

You may change your vote at any time before your proxy is voted at the MSB special meeting by: (1) filing with the Corporate Secretary a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) voting in person at the meeting (your attendance at the meeting will not by itself revoke your proxy). MSB’s Corporate Secretary’s mailing address is 1902 Long Hill Road, Millington, New Jersey 07946-0417.

If you hold your shares of MSB common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q: WHAT ARE THE DEADLINES FOR VOTING?

A:

You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the meeting; or (2) vote by internet or telephone by     :         .m., Eastern Time, on the [Meeting Date].

If your shares are held in “street name,” you must vote your shares according to the voting instructions form by the deadline set by your broker, bank or other nominee.

Q:	AS A MSB STOCKHOLDER, WHY AM I BEING ASKED TO CAST A NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION THAT MAY BECOME PAYABLE TO MSB’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER?

A:

The SEC’s rules require MSB to seek a non-binding advisory vote with respect to certain “golden parachute” compensation that may become payable to MSB’s named executive officers in connection with the merger.

Q:	WHAT WILL HAPPEN IF MSB STOCKHOLDERS DO NOT APPROVE THE COMPENSATION THAT MAY BECOME PAYABLE TO MSB’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER?

A:

The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on MSB or Kearny. Approval of the compensation that may become payable to MSB’s named executive officers is not a condition to completion of the merger. Therefore, if the merger agreement and the merger are approved by MSB’s stockholders and the merger is subsequently completed, the compensation will still be paid to MSB’s named executive officers, whether or not MSB stockholders approve the compensation at the MSB special meeting.

Q:	WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO MSB STOCKHOLDERS?

A:

The tax consequence of the merger to MSB stockholders will depend on whether only cash consideration, stock consideration, or a combination of cash consideration and stock consideration is received in exchange for shares of MSB common stock. If shares are exchanged solely for stock consideration, no gain or loss should be recognized except with respect to the cash received instead of any fractional share of stock consideration. If shares are exchanged solely for cash consideration, a gain or loss should be recognized on the exchange. If shares were exchanged for a combination of stock consideration and cash consideration, a gain should be recognized equal to the lesser of the cash received or the gain realized in the merger (that is, the fair market value of the stock consideration received, plus the cash received, and minus the MSB shareholder’s basis in the shareholder’s MSB common stock). Because the allocations of cash consideration and stock consideration received will depend on the elections of other MSB stockholders, the actual tax consequences of the merger will not be known until the allocations are completed.

You should read “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ] of this document for more information about the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	HOW DO I VOTE IF I OWN SHARES THROUGH THE MILLINGTON BANK EMPLOYEE STOCK OWNERSHIP PLAN AND/OR THE MILLINGTON BANK 401(K) SAVINGS PLAN?

A:

Participants in the Millington Bank Employee Stock Ownership Plan (the “MSB ESOP”) will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the MSB ESOP. Under the terms of the MSB ESOP, the MSB ESOP trustee votes all shares held by the MSB ESOP, but each MSB ESOP participant may direct the trustee how to vote the shares of MSB common stock allocated to his or her account. The MSB ESOP trustee will vote all unallocated shares of MSB common stock held by the MSB ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. In addition, participants in the Millington Bank 401(k) Savings Plan (the “MSB 401(k) Plan”) with an interest in the MSB Financial Corp. Stock Fund (the “MSB Stock Fund”) will receive a Voting Instruction Form that allows them to direct the MSB 401(k) Plan trustee to vote their interest in the MSB Stock Fund. If a participant does not direct the MSB 401(k) Plan trustee how to vote his or her interests in the MSB Stock Fund, the trustee will vote such interest as directed by the MSB Board of Directors or the 401(K) Plan Committee of the Board.

The deadline for returning your Voting Instruction Form to each plan’s trustee is [●], 2020.

Q:	WHAT SHOULD I DO IF I HOLD MY SHARES OF MSB COMMON STOCK IN BOOK-ENTRY FORM?

A:

You are not required to take any additional actions if your shares of MSB common stock are held in book-entry form. Promptly following the completion of the merger, shares of MSB common stock held in book-entry form automatically will be exchanged for shares of Kearny common stock in book-entry form and cash to be paid in exchange for fractional shares, if any.

Q:	WHOM MAY I CONTACT IF I CANNOT LOCATE MY MSB STOCK CERTIFICATE(S)?

A:	If you are unable to locate your original MSB stock certificate(s), you should contact Computershare Trust Company, N. A., MSB’s transfer agent, at (800) 368-5948.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

MSB stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of MSB common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of MSB common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of MSB common stock that you own.

Q:	WHO CAN ANSWER MY OTHER QUESTIONS?

A:	MSB stockholders who have more questions about the merger, the MSB stockholder meeting or how to submit your proxy, or if you need additional copies of this document or a proxy card should contact:

Laurel Hill Advisory Group LLC at [                ]

SUMMARY

This summary highlights selected information in this document and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents attached to or incorporated by reference into this document.

The Companies

Kearny Financial Corp.

120 Passaic Avenue

Fairfield, New Jersey 07004

(973) 244-4500

Kearny Financial Corp. is the holding company of Kearny Bank, a New Jersey chartered savings bank. Kearny Bank operates from its administrative headquarters in Fairfield, New Jersey, and a total of 48 retail branch offices located throughout northern and central New Jersey and Brooklyn and Staten Island, New York. Kearny is principally engaged in the business of attracting deposits from the general public in New Jersey and New York and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Kearny’s loan portfolio is primarily comprised of loans collateralized by commercial and residential real estate augmented by secured and unsecured loans to businesses and consumers. Kearny also maintains a portfolio of investment securities, primarily comprised of U.S. agency mortgage-backed securities, U.S. government and agency debentures, bank-qualified municipal obligations, corporate bonds, asset-backed securities, collateralized loan obligations and subordinated debt. Kearny Bank was recently named to Forbes’ list of the 50 Most Trustworthy Financial Companies. At December 31, 2019, Kearny had approximately $6.61 billion in total assets, total deposits of $4.19 billion and total stockholders’ equity of $1.09 billion.

MSB Financial Corp.

1902 Long Hill Road

Millington, New Jersey 07946-0417

(908) 647-4000

MSB Financial Corp. is the holding company for Millington Bank, a state chartered savings bank headquartered in Millington, New Jersey. Millington Bank is a community-focused bank serving residents and businesses in its market area through four full-service banking centers located in northern New Jersey. At December 31, 2019, MSB had total consolidated assets of $593.1 million, total deposits of $472.8 million and total stockholders’ equity of $65.4 million.

Special Meeting of MSB Stockholders; Required Vote (page [●])

The MSB special meeting is scheduled to be held at the Grain House at The Olde Mill Inn, 225 Route 202 North, Basking Ridge, New Jersey 07920 at     :         .m., local time, on [Meeting Date]. At the MSB special meeting, MSB stockholders will be asked to vote on a proposal to approve the merger agreement and the merger by and between MSB and Kearny. MSB stockholders will also be asked to vote to approve the merger-related compensation proposal and may be asked to approve the MSB adjournment proposal if there are not sufficient votes at the MSB special meeting to approve the merger agreement and the merger.

Only MSB stockholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the MSB special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of MSB common stock entitled to vote. Approval of the merger-related compensation proposal and the MSB adjournment proposal will require the affirmative vote of a majority of the votes cast by the MSB stockholders at the MSB special meeting. As of [Record Date], the record date for the MSB special meeting, there were 5,184,914 shares of MSB common stock outstanding and entitled to vote. The directors and executive officers of MSB, as a group, beneficially owned 1,014,031 shares of MSB common stock, not including shares that may be acquired upon the exercise of stock options, representing approximately 19.56% of the outstanding shares of MSB common stock as of the record date.

Each of the directors and executive officers of MSB, solely in his or her capacity as an MSB stockholder, has entered into a separate voting agreement with Kearny, pursuant to which each such MSB director has agreed to vote in favor of the merger agreement and the merger.

The Merger and the Merger Agreement (page [●])

The merger of MSB with and into Kearny is governed by the merger agreement. The merger agreement provides that if all of the conditions are satisfied or waived, MSB will be merged with and into Kearny, with Kearny as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this document.

What MSB Stockholders Will Receive in the Merger (page [●])

If the merger is completed, MSB stockholders may receive, at their election, either 1.30 shares (such number being referred to as the “exchange ratio”) of Kearny common stock for each share of MSB common stock held immediately prior to the merger, or $18.00, or a combination thereof, provided that, in the aggregate, 90% of the total number of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration. MSB stockholders may elect, subject to proration, to receive cash consideration for some of their shares and stock consideration for the remainder of their shares. Kearny will not issue any fractional shares of Kearny common stock in the merger. Kearny will pay to each former MSB common stockholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of Kearny common stock for the 10 trading days ending on the third business day preceding the closing date of the merger by the fraction of a share (rounded to the nearest cent) of Kearny common stock that such stockholder would otherwise be entitled to receive.

Based on Kearny’s closing price of $14.10 on December 17, 2019, which was the last trading date preceding the public announcement of the proposed merger, each share of MSB common stock exchanged for 1.30 shares of Kearny common stock would have a value of $18.33, or approximately $94.0 million in aggregate merger consideration. Based on Kearny’s closing price of $[●] on [●], 2020, which is the most recent practicable trading day prior to the printing of this document, each share of MSB common stock exchanged for 1.30 shares of Kearny common stock would have a value of $[●]. The common stock of Kearny trades on the Nasdaq Global Select Market under the symbol “KRNY.” The common stock of MSB trades on the Nasdaq Global Market under the symbol “MSBF.” The market price of both Kearny common stock and MSB common stock will fluctuate before the completion of the merger; therefore, you are urged to obtain current market quotations for Kearny common stock and MSB common stock.

Market Price and Share Information (page [●])

The following table shows the closing price per share of Kearny common stock, the closing price per share of MSB common stock and the equivalent price per share of MSB common stock, giving effect to the merger, on December 17, 2019, which is the last day on which shares of each of Kearny common stock and MSB common stock traded preceding the public announcement of the proposed merger, and on [●], 2020, the most recent practicable date before the mailing of this document. The implied value of one share of MSB common stock is computed by multiplying the price of a share of Kearny common stock by the 1.30 exchange ratio. See “Description of the Merger—Consideration to be Received in the Merger.”

	Kearny Common Stock		MSB Common Stock		Implied Value of One Share of MSB Common Stock
December 17, 2019		$14.10		$15.00		$18.33
[●], 2020	$		$		$

Treatment of MSB Equity Awards (page [●])

At the effective time of the merger, each option to purchase shares of MSB common stock outstanding immediately before the effective time of the merger, whether or not vested, will be canceled and, upon MSB’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of MSB common stock subject to the stock option multiplied by (2) the amount by which $18.00 exceeds the exercise price of such option, less applicable withholding taxes.

At the effective time of the merger, each outstanding share of restricted stock will vest and be converted into the right to receive the merger consideration.

Recommendation of MSB’s Board of Directors (page [●])

The MSB board of directors has unanimously approved the merger agreement and the proposed merger. The MSB board believes that the merger agreement, including the merger, is in the best interests of MSB and its stockholders, and therefore unanimously recommends that MSB stockholders vote “FOR” the approval of the merger agreement and the merger. In reaching this decision, MSB’s board of directors considered a variety of factors, which are described in the section captioned “Description of the Merger—MSB’s Reasons for the Merger and Recommendation of the Board of Directors.”

In addition, the MSB board of directors unanimously recommends that MSB stockholders vote “FOR” the merger-related compensation proposal and the MSB adjournment proposal.

Opinion of MSB Financial Corp.’s Financial Advisors (page [●])

On December 18, 2019, the MSB board of directors received an opinion from FinPro Capital Advisors, Inc. (which we refer to as “FCA”) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FCA as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of MSB common stock. Subsequent changes in the operations and prospects of MSB or Kearny, general market and economic conditions and other factors that may be beyond the control of MSB or Kearny may significantly alter the value of MSB or Kearny or the prices of MSB common stock or Kearny common stock by the time the merger is completed. Because MSB does not anticipate asking FCA to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinion.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FCA in preparing the opinion.

FCA’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the MSB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the merger consideration in the merger to the holders of MSB common stock. It did not address, among other things as set forth in FCA’s opinion, the underlying business decision of the MSB board of directors to engage in the merger or enter into the merger agreement or constitute a recommendation to the MSB board of directors in connection with the merger, and it does not constitute a recommendation to any holder of MSB common stock as to how to vote in connection with the merger or any other matter.

For a description of the opinion that the MSB board of directors received from FCA, please refer to the section entitled “Description of the Merger—FCA’s Opinion to MSB’s Board of Directors.”

Interests of MSB’s Directors and Executive Officers in the Merger (page [●])

In considering the information contained in this document, you should be aware that MSB’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of MSB stockholders generally. These interests include, among other things:

•

change in control agreements between MSB, Millington Bank and each of Michael A. Shriner, President and Chief Executive Officer, Robert G. Russell, Jr., Executive Vice President and Chief Operating Officer, Nancy E.

Schmitz, Senior Vice President, Chief Credit Officer and Corporate Secretary, John Bailey, Executive Vice President and Chief Lending Officer and one other officer that each provide for cash severance payments if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without just cause within twenty-four (24) months following a change in control and during the term of the change in control agreement;

•	the termination, accelerated vesting and payment of all outstanding MSB stock options;

•	the acceleration of vesting of all outstanding MSB restricted stock awards;

•

a settlement agreement that Kearny, Kearny Bank, MSB and Millington Bank entered into with each of Messrs. Shriner, Russell, Bailey, Ms. Schmitz and one other officer providing for payments upon cancellation of the change in control agreements referenced above; and

•	the rights of MSB officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Regulatory Matters Relating to the Merger (page [●])

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by, or a waiver of such applications is obtained from, the Federal Deposit Insurance Corporation (the “FDIC”), the Department of Banking and Insurance of the State of New Jersey (the “NJDBI”), and the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Kearny has filed the required applications with the FDIC and the NJDBI and has requested a waiver for filing an application with the Federal Reserve. While Kearny does not know of any reason why it would not obtain the approvals in a timely manner, Kearny cannot be certain when or if it will receive the regulatory approvals or requested waiver.

Conditions to Completing the Merger (page [●])

The completion of the merger is subject to the fulfillment of a number of customary closing conditions, including:

•	approval of the merger agreement by MSB stockholders;

•	receipt of all required regulatory approvals, consents or waivers and the expiration of all statutory waiting periods;

•

the absence of any order, decree, injunction, statute, rule or regulation that prevents the consummation of the merger or the bank merger or that makes completion of the merger or the bank merger illegal;

•	receipt of consent of all third parties whose consent is required to consummate the merger, except where failure to obtain such consent would not have a material adverse effect on Kearny;

•	effectiveness of the registration statement of which this document is a part;

•	authorization for listing on the Nasdaq Stock Market of the shares of Kearny common stock to be issued in the merger;

•

receipt by Kearny and MSB of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	subject to the materiality standards provided in the merger agreement, the continued accuracy of the representations and warranties of Kearny and MSB in the merger agreement;

•	performance in all material respects by each of Kearny and MSB of its respective obligations under the merger agreement, unless waived by the other party;

•	the absence of any material adverse effect with respect to Kearny or MSB since the date of the merger agreement; and

•	none of the regulatory approvals containing any materially burdensome conditions.

Terminating the Merger Agreement (page [●])

The merger agreement may be terminated by mutual written consent of Kearny and MSB at any time prior to the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either Kearny or MSB may terminate the merger agreement any time prior to the completion of the merger if, among other things, any of the following occur:

•	MSB stockholders do not approve the merger agreement at the MSB special meeting provided it has complied with certain obligations pursuant to the merger agreement;

•

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the merger agreement;

•

the merger has not been consummated by September 30, 2020, unless the failure to complete the merger by that time was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements provided in the merger agreement; or

•

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within 30 days after the giving of written notice to such party of such breach.

Kearny may also terminate the merger agreement if MSB breaches its obligations in any material respect regarding the solicitation of other acquisition proposals or submission of the merger agreement to MSB’s stockholders or if the MSB board of directors does not publicly recommend in this document that MSB stockholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to Kearny, provided that in either case MSB stockholders fail to adopt the merger agreement.

MSB may also terminate the merger agreement:

•

prior to adoption and approval of the merger agreement by its stockholders, to enter into an agreement with respect to a superior proposal to be acquired by a third party, but only if MSB’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the MSB board of directors to violate its fiduciary duties and subject to other conditions described in the merger agreement; and

•

within the five day period commencing with the tenth day prior to the closing date of the merger (which we refer to as the “determination date”), if both of the following conditions have been satisfied:

•

the average of the daily closing sale prices of a share of Kearny common stock as reported on the Nasdaq Global Select Market for the 20 consecutive full trading days immediately preceding the determination date is less than $11.28 (80% of the closing sale price of Kearny common stock on the last trading date before the date of the first public announcement of the merger agreement); and

•	the decline in Kearny’s common stock being at least 20% greater than a corresponding decline in the value of the NASDAQ Bank Index during the same period.

However, if MSB chooses to exercise this termination right, Kearny has the option, within five days of receipt of notice from MSB, to adjust the merger consideration and prevent termination under this provision.

Termination Fee (page [●])

Under certain circumstances described in the merger agreement in connection with the termination of the merger agreement, including circumstances involving alternative acquisition proposals with respect to MSB and changes in the recommendation of the MSB board of directors, MSB will owe Kearny a $3.54 million termination fee. See “Description of the Merger—Termination Fee” on page 71 for a description of the circumstances under which the termination fee is payable. The termination fee could discourage other companies from seeking to acquire MSB.

Accounting Treatment of the Merger (page [●])

The merger will be accounted for using the acquisition method in accordance with U.S. generally accepted accounting principles.

Comparison of Rights of Stockholders (page [●])

When the merger is completed, most MSB stockholders will receive shares of Kearny common stock and become Kearny stockholders with their rights governed by Maryland law and by Kearny’s articles of incorporation and bylaws. The rights of MSB stockholders will change as a result of the merger due to differences in Kearny’s and MSB’s governing documents. See “Comparison of Rights of Stockholders” for a summary of the material differences between the respective rights of MSB stockholders and Kearny stockholders.

MSB Stockholders are NOT entitled to Dissenters’ Rights (page [●])

Appraisal or dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in that extraordinary transaction. Under the Maryland General Corporation Law, and pursuant to MSB’s articles of incorporation, holders of MSB common stock are not entitled to appraisal rights in the merger with respect to their shares of MSB common stock because MSB common stock is listed on a national securities exchange and MSB’s articles of incorporation do not provide for appraisal rights unless specifically granted by MSB’s board of directors.

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

The tax consequence of the merger to MSB stockholders will depend on whether only cash consideration, stock consideration, or a combination of cash consideration and stock consideration is received in exchange for shares of MSB common stock. If shares are exchanged solely for stock consideration, no gain or loss should be recognized except with respect to the cash received instead of any fractional share of stock consideration. If shares are exchanged solely for cash consideration, a gain or loss should be recognized on the exchange. If shares were exchanged for a combination of stock consideration and cash consideration, a gain should be recognized equal to the lesser of the cash received or the gain realized in the merger (that is, the fair market value of the stock consideration received, plus the cash received, and minus the MSB shareholder’s basis in the shareholder’s MSB common stock). Because the allocations of cash consideration and stock consideration received will depend on the elections of other MSB stockholders, the actual tax consequences of the merger will not be known until the allocations are completed.

You should read “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ] of this document for more information about the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Risk Factors (page [●])

You should consider all the information contained in or incorporated by reference into this document in deciding how to vote for the proposals presented in the document. In particular, you should consider the factors described under “Risk Factors.”

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its annexes and all of the information incorporated by reference and the risk factors identified by Kearny and MSB with respect to their operations included in their filings with the SEC, including Kearny’s Annual Report on Form 10-K for the year ended June 30, 2019 and MSB’s Annual Report on Form 10-K for the year ended December 31, 2019. See “Where You Can Find More Information.” In addition, you should consider the following risk factors.

Because the price of Kearny common stock will fluctuate, MSB stockholders cannot be certain of the market value of the merger consideration.

Upon the completion of the merger, each share of MSB common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive either 1.30 shares of Kearny common stock or $18.00, or a combination thereof, provided that, in the aggregate, 90% of the total number of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration. The market value of the merger consideration may vary from the closing price of Kearny common stock on the date we announced the execution of the merger agreement, on the date that this document was mailed to MSB stockholders, on the date of the MSB special meeting and on the date we complete the merger. The market price of Kearny common stock may fluctuate as a result of a variety of factors, including general market and economic conditions, changes in Kearny’s business, operations and prospects, and regulatory considerations. Therefore, at the time of the MSB special meeting, MSB stockholders will not know or be able to calculate the market value of the Kearny common stock they will receive upon completion of the merger. For example, based on the range of closing prices of Kearny common stock during the period from December 17, 2019, the last trading day before public announcement of the merger, through [●], 2020, the last practicable date before the date of this document, the merger consideration represented a market value ranging from a low of $[●] to a high of $[●] for each share of MSB common stock. You should obtain current market quotations for shares of Kearny common stock and MSB common stock. See “Market Price and Dividend Information” on page 85 for ranges of historic market prices of Kearny common stock and MSB common stock.

MSB stockholders may receive a form of merger consideration different from what they elect.

Although each MSB stockholder may elect to receive either the cash consideration or the stock consideration, or a combination of both, in the merger, the merger agreement provides that the total number of shares of MSB common stock (including MSB restricted stock awards) to be entitled to receive the cash consideration shall be capped. As a result, depending on the elections made by other MSB stockholders, an MSB stockholder might receive a portion of the merger consideration in the form such holder did not elect. Moreover, if an MSB stockholder does not submit a properly completed and signed form of election by the election deadline, then such holder will have no control over the type of merger consideration such holder may receive. Accordingly, electing one form of merger consideration will not guarantee you will receive that form of merger consideration for all of your shares of MSB common stock, and proration may be necessary. See “The Merger Agreement—Merger Consideration” for a more detailed explanation of the cap on the cash consideration, the election procedures, the election deadlines, and proration.

The price of Kearny common stock might decrease after the merger.

Upon completion of the merger, holders of MSB common stock will become stockholders of Kearny. Kearny common stock could decline in value after the merger. For example, during the twelve-month period ending on [●] (the most recent practicable date before the printing of this document), the closing price of Kearny common stock varied from a low of $[●] to a high of $[●] and ended that period at $[●]. The market value of Kearny common stock fluctuates based upon general market conditions, Kearny’s business, operations and prospects and other factors. Further, the market price of Kearny common stock after the merger may be affected by factors different from those currently affecting the common stock of Kearny or MSB. The businesses of MSB and Kearny differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of MSB and Kearny. For a discussion of the businesses of MSB and Kearny and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 88 and “Information About MSB Financial Corp” beginning on page ___.

MSB and Kearny will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effects of the merger on employees and customers may have an adverse effect on MSB or Kearny. These uncertainties may impair MSB’s or Kearny’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that interact with MSB or Kearny to seek to change existing business relationships with MSB or Kearny. Retention of certain employees by MSB or Kearny may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with MSB or Kearny, MSB’s business or Kearny’s business could be harmed. In addition, subject to certain exceptions, MSB has agreed to operate its business in the ordinary course prior to closing. See “Description of the Merger—Conduct of Business Before the Merger” for a description of the restrictive covenants applicable to MSB and Kearny.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Kearny and MSB.

There can be no assurance that the merger will be completed. If the merger is not completed, the ongoing businesses of Kearny and MSB may be adversely affected and Kearny and MSB will be subject to a number of risks, including the following:

•	Kearny and MSB will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the merger agreement, Kearny and MSB are subject to certain restrictions on the conduct of their respective businesses before completing the merger, which may adversely affect its ability to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by Kearny and MSB management, which could otherwise have been devoted to other opportunities that may have been beneficial to Kearny and MSB as independent companies, as the case may be.

In addition, if the merger is not completed, Kearny and/or MSB may experience negative reactions from the financial markets and from their respective customers and employees. Kearny and/or MSB also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by Kearny or MSB against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of Kearny and MSB.

Kearny may be unable to successfully integrate MSB’s operations or retain MSB’s employees, which could adversely affect the combined company.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include, among other things: integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will substantially benefit from the experience and expertise of certain key employees of MSB who are expected to be retained by Kearny. Kearny may not be successful in retaining these employees for the time period necessary to successfully integrate MSB’s operations with those of Kearny. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of Kearny following the merger.

Additionally, Kearny may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of MSB to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. These matters could have an adverse effect on Kearny’s business, results of operation and stock price.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire MSB.

Until the completion of the merger, with some exceptions, MSB is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiry or proposal that may lead to an acquisition proposal, such as a merger or other business combination transactions, with any person other than Kearny. In addition, MSB has agreed to pay a $3.54 million termination fee to Kearny in specified circumstances. These provisions could discourage other companies that may have an interest in acquiring MSB from considering or proposing such an acquisition even though those other companies might be willing to offer greater value to MSB’s stockholders than Kearny has offered in the merger. The payment of the termination fee could also have a material adverse effect on MSB’s financial condition.

Certain of MSB’s officers and directors have interests that are different from, or in addition to, interests of MSB stockholders generally.

The directors and certain officers of MSB have interests in the merger that are different from, or in addition to, the interests of MSB stockholders generally. These include: (1) change in control agreements for certain officers of MSB and Millington Bank that provide for cash severance payments upon a termination without just cause or a termination with good reason within twenty-four months following the completion of the merger; (2) a cash payment in connection with the termination of all outstanding MSB stock options; (3) the acceleration of vesting of all outstanding restricted stock awards; (4) a settlement agreement entered into with each of Messrs. Shriner, Russell, Bailey, Ms. Schmitz and one other officer concurrent with the execution of the merger agreement; and (5) provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of MSB for events occurring before the merger.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of MSB’s Directors and Executive Officers in the Merger” beginning on page 59.

MSB stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Each of Kearny and MSB stockholders currently have the right to vote in the election of their respective boards of directors and on various other matters affecting their respective companies. Upon the completion of the merger, MSB’s stockholders will become stockholders of Kearny with a percentage ownership of the combined organization that is substantially smaller than such stockholders’ percentage ownership of MSB. Further, because shares of Kearny common stock will be issued to existing MSB stockholders, the stockholders of Kearny common stock will have their ownership and voting interests diluted by approximately 6%.

The shares of Kearny common stock to be received by MSB stockholders as a result of the merger will have different rights from shares of MSB common stock.

Following completion of the merger, MSB stockholders will no longer be stockholders of MSB but will instead be stockholders of Kearny. There are differences between the current rights of MSB stockholders and the rights of Kearny stockholders that may be important to MSB stockholders. See “Comparison of Rights of Stockholders” beginning on page 77 for a discussion of the different rights associated with Kearny common stock and MSB common stock.

The fairness opinion to the board of directors of MSB rendered on the date of the signing of the merger agreement does not reflect any changes in circumstances after the date of such fairness opinion.

FCA delivered to the board of directors of MSB its opinion on December 18, 2019. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, including changes to the operations and prospects of Kearny or MSB, changes in general market and economic conditions or regulatory or other factors that may materially alter or affect the value of Kearny common stock or MSB common stock. The opinion speaks only as of the date on which it was rendered and not as of the date of this proxy statement/prospectus or any other date.

There is no assurance when or even if the merger will be completed.

Completion of the merger is subject to satisfaction or waiver of a number of conditions. See “Description of the Merger—Conditions to Completing the Merger” beginning on page 60. There can be no assurance that Kearny and MSB will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Kearny and MSB can agree at any time to terminate the merger agreement, even if MSB stockholders have already voted to approve the merger agreement and the merger. Kearny and MSB can also terminate the merger agreement under other specified circumstances.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Kearny and MSB must obtain approvals (or waivers) from the Federal Reserve, the FDIC and the NJDBI. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals (or waivers) the regulators consider a variety of factors, including the regulatory standing of each party. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger.

Goodwill incurred in the merger may negatively affect Kearny’s financial condition.

To the extent that the merger consideration, consisting of shares of Kearny common stock to be issued in the merger, exceeds the fair value of the net assets, including identifiable intangibles of MSB, that amount will be reported as goodwill by Kearny. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect Kearny’s financial condition.

MSB stockholders do not have appraisal or dissenters’ rights in the merger.

Appraisal or dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in that extraordinary transaction. Under the Maryland General Corporation Law, and pursuant to MSB’s articles of incorporation, holders of MSB common stock are not entitled to appraisal rights in the merger with respect to their shares of MSB common stock because MSB common stock is listed on a national securities exchange and MSB’s articles of incorporation do not provide for appraisal rights unless specifically granted by MSB’s board of directors.

Risks Relating to Kearny’s Business

You should read and consider risk factors specific to Kearny’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Kearny’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019 and in other documents incorporated by reference into this document. Please see the section entitled “Where You Can Find More Information” beginning on page 88 of this document for the location of information incorporated by reference into this document. In addition, you should consider the following Risk Factor:

Acts of terrorism, severe weather, natural disasters, pandemics, public health issues and other external events could impact our ability to conduct business.

Our business is subject to risk from external events that could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause us to incur additional expenses. For example, financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising their operating and communication systems. The metropolitan New York area remains a central target for potential acts of terrorism, including cyber terrorism, which could affect not only our operations but those of our customers. Additionally, there could be sudden increases in electrical, telecommunications or other major physical infrastructure outages, natural disasters, the emergence of widespread health emergencies or pandemics, events arising from local or larger scale political or social matters, including terrorist acts, and cyber attacks. Events such as these may become more common in the future and could cause significant damage, such as disrupt power and communication services, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing the repayment of our loans, which could result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this document are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Kearny’s or MSB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of Kearny, MSB or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on Kearny’s and MSB’s current expectations and projections about future events. There are important factors that could cause Kearny’s and MSB’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 14.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Kearny’s and MSB’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the inability to close the merger and the bank merger in a timely manner;

•	the failure to complete the merger due to the failure of MSB stockholders to approve the merger agreement and the merger;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	the potential impact of announcement or consummation of the proposed merger with MSB on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the merger;

•	difficulties and delays in integrating the Kearny and MSB businesses or fully realizing cost savings and other benefits;

•	Kearny’s potential exposure to unknown or contingent liabilities of MSB;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in Kearny’s stock price before closing, including as a result of the financial performance of MSB prior to closing;

•

operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Kearny and MSB are highly dependent;

•

changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve;

•

changes in interest rates, which may affect Kearny’s or MSB’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Kearny’s or MSB’s assets, including its investment securities;

•	potential changes to the federal tax code;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in Kearny’s credit ratings or in Kearny’s ability to access the capital markets;

•	natural disasters, war, or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Kearny’s or MSB’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Kearny’s or MSB’s control.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

For any forward-looking statements made in this document or in any documents incorporated by reference into this document, Kearny and MSB claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of the applicable document incorporated by reference in this document. Except to the extent required by applicable law, Kearny and MSB do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Kearny, MSB, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF KEARNY FINANCIAL CORP.

The following tables present selected historical consolidated financial data for Kearny as of and for each of the years ended June 30, 2019, 2018, 2017, 2016 and 2015. This information has been derived in part from and should be read in conjunction with the audited consolidated financial statements of Kearny. The following table also presents selected historical consolidated financial data for Kearny as of and for each of the six months ended December 31, 2019 and December 31, 2018. This information has been derived in part from and should be read in conjunction with the unaudited consolidated financial statements of Kearny. You should read this information in conjunction with the historical financial statements of Kearny and the related notes, including those contained in Kearny’s Annual Report on Form 10-K for the year ended June 30, 2019 and in Kearny’s Quarterly Report on Form 10-Q for the period ended December 31, 2019, each of which is incorporated by reference in this document.

	At December 31,		At June 30,
	2019	2018	2019	2018	2017	2016	2015
	(in thousands)
Balance Sheet Data:
Assets	$6,610,401	$6,702,440	$6,634,829	$6,579,874	$4,818,127	$4,500,059	$4,237,187
Net loans receivable	4,461,760	4,719,866	4,645,654	4,470,483	3,215,975	2,649,758	2,087,258
Investment securities available for sale	1,402,206	666,602	714,263	725,085	613,760	673,537	767,279
Investment securities held to maturity	36,073	598,318	576,652	589,730	493,321	577,286	663,341
Cash and equivalents	41,796	51,483	38,935	128,864	78,237	199,200	340,136
Goodwill	210,895	210,895	210,895	210,895	108,591	108,591	108,591
Deposits	4,188,822	4,173,434	4,147,610	4,073,604	2,929,745	2,694,687	2,465,570
Borrowings	1,275,049	1,310,547	1,321,982	1,198,646	806,228	614,423	571,499
Stockholders’ equity	1,094,570	1,183,261	1,127,159	1,268,748	1,057,181	1,147,629	1,167,375

	For the six months ended December 31,		For the Years Ended June 30
	2019	2018	2019	2018	2017	2016	2015
	(in thousands, except per share and ratio amounts)
Summary of Operations:
Interest income	$117,081	$118,228	$237,333	$171,431	$139,093	$126,888	$106,039
Interest expense	45,787	38,669	82,020	50,138	36,519	31,903	25,431

Net interest income	71,294	79,529	155,313	121,293	102,574	94,985	80,608
(Reversal of) provision for loan losses	(2,247)	3,071	3,556	2,706	5,381	10,690	6,108

Net interest income after loan loss provision	73,541	76,458	151,757	118,587	97,193	84,295	74,500
Non-interest income, excluding asset gains, losses and write-downs	7,274	6,272	13,309	12,270	9,920	10,426	8,616
Non-interest income (loss), from asset gains, losses and write-downs	1,242	219	246	993	1,428	301	(675)
Contribution to charitable foundation	—	—	—	—	—	—	10,000
Other non-interest expenses	52,671	53,727	109,243	97,850	81,118	72,417	68,081

Income before taxes	29,386	29,222	56,069	34,000	27,423	22,605	4,360
Income tax expense (benefit)	7,364	7,308	13,927	14,404	8,820	6,783	(1,269)

Net income	$22,022	$21,914	$42,142	$19,596	$18,603	$15,822	$5,629

	For the six months ended December 31,		For the Years Ended June 30
	2019	2018	2019	2018	2017	2016	2015
	(in thousands, except per share and ratio amounts)
Per Share Data:
Net income per share—Basic and diluted	$0.26	$0.23	$0.46	$0.24	$0.22	$0.18	$0.06
Weighted average number of common shares outstanding (in thousands):
Basic	83,794	93,780	91,054	82,587	84,590	89,591	91,717
Diluted	83,835	93,831	91,100	82,643	84,661	89,625	91,841
Cash dividends per share	$0.13	$0.25	$0.37	$0.25	$0.10	$0.08	$—
Dividend payout ratio(1)	49.06%	107.17%	80.75%	102.87%	44.99%	45.28%	—%

(1)	Represents cash dividends declared divided by net income.

	At or for the six months ended December 31,		At or For the Years Ended June 30,
	2019	2018	2019	2018	2017	2016	2015
Performance ratios:
Return on average assets (net income divided by average total assets)	0.66%	0.66%	0.63%	0.37%	0.40%	0.36%	0.15%
Return on average equity (net income divided by average total equity)	3.97	3.55	3.52	1.81	1.68	1.36	0.98
Net interest rate spread	2.09	2.37	2.31	2.25	2.14	2.06	2.20
Net interest margin	2.36	2.62	2.56	2.50	2.41	2.35	2.34
Average interest-earning assets to average interest-earning liabilities	117.42	119.67	118.88	125.12	132.14	136.23	119.08
Efficiency ratio (non-interest expenses divided by sum of net interest income and non-interest income)	66.00	62.46	64.69	72.72	71.20	68.50	88.18
Non-interest expense to average assets	1.59	1.61	1.64	1.86	1.76	1.64	2.10

Asset Quality Ratios:
Non-performing loans to total loans	0.49	0.44	0.43	0.37	0.58	0.79	1.09
Non-performing assets to total assets	0.33	0.32	0.31	0.27	0.43	0.49	0.56
Net charge-offs to average loans outstanding	0.00	0.01	0.02	0.03	0.01	0.08	0.16
Allowance for loan losses to total loans	0.68	0.70	0.70	0.68	0.90	0.91	0.74
Allowance for loan losses to non-performing loans	140.92	161.38	164.15	183.08	155.18	115.07	68.17

Capital Ratios:
Average equity to average assets	16.70	18.53	17.97	20.54	24.02	26.47	15.49
Equity to assets at period end	16.56	17.65	16.99	19.28	21.94	25.50	27.55
Tangible equity to tangible assets at period end(1)	13.75	14.90	14.19	16.53	20.14	23.65	25.63

(1)	Tangible equity equals total stockholders’ equity reduced by goodwill and core deposit intangible assets.

UNAUDITED COMPARATIVE PRO FORMA PER SHARE DATA

The following table shows information about Kearny’s and MSB’s earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the unaudited comparative pro forma information as of and for the periods shown, we assumed that Kearny and MSB had been merged on the date indicated or at the beginning of the periods presented, as applicable. The pro forma balance sheet information presented below combines the historical balance sheet data of Kearny and MSB as of December 31, 2019. Kearny and MSB have different fiscal years. MSB’s fiscal year ends on December 31 of each year and Kearny’s fiscal year ends on June 30 of each year. As the fiscal years differed by more than 93 days, pursuant to SEC rules, MSB’s financial information was adjusted for the purpose of preparing the unaudited comparative pro forma information. The historical financial statement information of MSB used in the historical and pro forma combined share data for the six months ended December 31, 2019 was prepared by taking the audited income statement for the year ended December 31, 2019 and subtracting the unaudited condensed combined income statement for the six months ended June 30, 2019. The historical financial statement information of MSB used in the historical and pro forma combined share data for the year ended June 30, 2019 combines the historical income statement data of Kearny and MSB for the years ended June 30, 2019 and December 31, 2019, respectively.

The information listed as “pro forma combined” was prepared using an exchange ratio of 1.30. The information listed as “per equivalent MSB share” was obtained by multiplying the pro forma amounts by an exchange ratio of 1.30. Kearny anticipates that the combined company will derive financial benefits from the merger that include the opportunity to earn more revenue. The unaudited pro forma combined information, while helpful in illustrating the financial characteristics of Kearny following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined information also does not necessarily reflect what the historical results of Kearny would have been had our companies been combined during this period.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in or incorporated by reference in this document.

	Kearny Historical	MSB Historical	Pro Forma Combined(1)(2)	Per Equivalent MSB Share
Book value per share:
At December 31, 2019	$12.85	$12.61	$13.02	$16.93

Cash dividends declared per share:
Six months ended December 31, 2019	$0.13	$0.50	$0.13	$0.17
Year ended June 30, 2019	$0.37	$0.50	$0.37	$0.48

Basic earnings per share:
Six months ended December 31, 2019	$0.26	$0.47	$0.29	$0.38
Year ended June 30, 3019	$0.46	$0.83	$0.52	$0.68

Diluted earnings per share:
Six months ended December 31, 2019	$0.26	$0.47	$0.29	$0.38
Year ended June 30, 2019	$0.46	$0.82	$0.52	$0.68

(1)	Pro forma dividends per share represent Kearny’s historical dividends per share.
(2)

The pro forma combined book value per share of Kearny common stock is based upon the pro forma combined common stockholders’ equity for Kearny and MSB divided by total pro forma common shares of the combined entities.

INFORMATION ABOUT MSB FINANCIAL, INC.

BUSINESS OF MSB

General

MSB is a Maryland-chartered corporation organized in 2014 to be the successor to MSB Financial Corp., a federal corporation (“Old MSB”) upon completion of the second-step conversion of Millington Bank from the two-tier mutual holding company structure to the stock holding company structure. MSB Financial, MHC (the “MHC”) was the former mutual holding company for Old MSB prior to completion of the second-step conversion. In conjunction with the second-step conversion, each of the MHC and Old MSB ceased to exist. The second-step conversion was completed on July 16, 2015 at which time MSB sold 3,766,592 shares of its common stock (including 150,663 shares purchased by Millington Bank’s employee stock ownership plan) at $10.00 per share for gross proceeds of approximately $37.7 million. Expenses related to the stock offering totaled $1.5 million and were netted against proceeds. As part of the second-step conversion, each of the outstanding shares of common stock of Old MSB held by persons other than the MHC were converted into 1.1397 shares of Company common stock with cash paid in lieu of fractional shares. As a result, a total of 2,187,242 shares were issued in exchange for Old MSB shares in the second-step conversion.

MSB’s principal business is the ownership and operation of Millington Bank. Millington Bank is a New Jersey-chartered stock savings bank and its deposits are insured by the FDIC. The primary business of Millington Bank is attracting retail deposits from the general public and using those deposits together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for its lending and investing activities. Millington Bank’s loan portfolio primarily consists of one-to-four family and home equity residential loans, commercial loans, and construction loans. It also invests in U.S. government obligations and mortgage-backed securities. Millington Bank is regulated by the NJDBI and the FDIC. The Federal Reserve regulates MSB as a bank holding company.

In accordance with the provisions of the Exchange Act, MSB is the successor issuer to Old MSB and all financial data included herein up through the completion of the second-step conversion is that of Old MSB.

Change in Fiscal Year End

Effective November 17, 2014, MSB changed its fiscal year end from June 30 to December 31.

Competition

MSB operates in a market area with a high concentration of banking and other financial institutions, and faces substantial competition in attracting deposits and in originating loans. A number of MSB’s competitors are significantly larger institutions with greater financial and managerial resources and lending limits. MSB’s ability to compete successfully is a significant factor affecting MSB’s growth potential and profitability.

MSB’s competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions, and credit unions located in MSB’s primary market area. MSB also competes with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans, and faces competition for funds from investment products such as mutual funds, short-term money funds and corporate and government securities. There are large competitors operating throughout MSB’s total market area, and MSB also faces strong competition from other community-based financial institutions.

Lending Activities

MSB has traditionally focused on the origination of one- to four-family loans and home equity loans and lines of credit, which together comprise a sizable portion of the total loan portfolio. During the past two years, MSB has significantly grown its commercial real estate portfolio, which includes multi-family dwellings/apartment buildings, service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. Additionally, MSB originates residential and commercial construction loans and commercial and industrial loans. MSB’s consumer loans are comprised of automobile loans, personal loans, account loans and overdraft lines of credit.

Loan Portfolio Composition. The following tables analyze the composition of MSB’s loan portfolio by loan category at the dates indicated. Except as set forth below, there were no concentrations of loans exceeding 10% of total loans.

	At December 31,
	2019		2018		2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Type of Loans:
One- to four-family real estate	$130,966	24.69%	$143,391	27.62%	$157,876	31.63%	$160,534	42.28%	$154,624	57.07%
Commercial real estate and multi-family	227,441	42.88	212,606	40.95	196,681	39.40	124,656	32.83	59,642	22.02
Construction	47,635	8.98	29,628	5.71	43,718	8.76	16,554	4.36	10,895	4.02
Home equity	22,853	4.31	24,365	4.69	26,803	5.37	32,262	8.50	35,002	12.92
Commercial and industrial	101,062	19.06	108,602	20.92	73,465	14.72	45,246	11.92	10,275	3.79
Consumer	432	0.08	540	0.11	618	0.12	446	0.11	493	0.18

Total loans receivable	530,389	100.00%	519,132	100.00%	499,161	100.00%	379,698	100.00%	270,931	100.00%

Less:
Construction loans in process	(16,109)		(10,677)		(19,868)		(6,557)		(4,600)
Allowance for loan losses	(5,722)		(5,655)		(5,414)		(4,476)		(3,602)
Deferred loan fees	(536)		(501)		(474)		(658)		(417)

Total loans receivable, net	$508,022		$502,299		$473,405		$368,007		262,312

Loan Maturity Schedule. The following table sets forth the maturity of MSB’s loan portfolio at December 31, 2019. Demand loans, loans having no stated maturity, and overdrafts are presented as due in one year or less. The construction loans presented in the table as of December 31, 2019 are net of $16.1 million of undistributed amounts. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	At December 31, 2019
	One- to Four- Family Real Estate	Commercial and Multi- family Real Estate	Construction	Consumer	Home Equity	Commercial and Industrial	Total
	(In thousands)
Amounts Due:
Within 1 Year	$633	$4,097	$18,081	$49	$1,569	$20,937	$45,366

After 1 year:
1 to 5 years	2,209	57,751	10,505	—	2,065	53,934	126,464
5 to 10 years	16,718	122,568	—	77	3,339	21,760	164,462
After 10 years	111,406	43,025	2,940	306	15,880	4,431	177,988

Total due after one year	130,333	223,344	13,445	383	21,284	80,125	468,914

Total	$130,966	$227,441	$31,526	$432	$22,853	$101,062	$514,280

The following table sets forth the dollar amount of all loans due after December 31, 2020, which have fixed interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
One-to four-family real estate	$91,874	$39,092	$130,966
Commercial real estate and multi-family	94,085	133,356	227,441
Construction	10,622	20,904	31,526
Consumer	102	330	432
Home equity	4,725	18,128	22,853
Commercial and industrial	45,755	55,307	101,062

Total	$247,163	$267,117	$514,280

One- to Four-Family Real Estate Mortgages. Historically, the primary focus of MSB’s lending activity was the origination of one- to four-family first mortgage loans. MSB continues to offer fixed rate, conventional mortgage loans with terms from 5 to 30 years.

MSB also originates adjustable rate mortgages, or ARMs, with up to 30 year terms at rates based upon the U.S. Treasury One Year Constant Maturity as an index. MSB’s ARMs currently reset on an annual basis, beginning with the first year, and have a 200 basis point annual increase cap and a 600 basis point lifetime adjustment cap. MSB does not originate “teaser” rate or negative amortization loans.

MSB is also offering a loan program whereby it offers an initial rate for a fixed period of time, normally 5 to 10 years, and thereafter there is one preset interest rate adjustment based on competitive rates.

Substantially all residential mortgages include “due on sale” clauses, which are provisions giving MSB the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing one-to four-family residential loans are made by state certified or licensed independent appraisers and are performed in accordance with applicable regulations and policies. MSB requires title insurance policies on all first lien one-to four-family residential loans and all home equity loans over $250,000. Homeowners, liability, fire and, if applicable, flood insurance policies are also required.

MSB provides financing on residential investment properties with 5 to 30 year fixed duration mortgages. MSB’s investment property lending product is available to individuals or proprietorships, partnerships, limited liability corporations, and corporations with personal guarantees. All investment property is underwritten on its ability substantially to carry itself, unless the property is a two-family residence with the mortgagor living in one of the units. Preference is given to those loans where rental income covers all operating expenditures, including but not limited to principal and interest, real estate taxes, hazard insurance, utilities, maintenance, and reserve. The cash coverage ratio to cover operating expenses must be at least 1.25 times. Any negative cash flow will be included in the borrower’s total debt ratio. At December 31, 2019, investment property loans secured by one- to four-family homes totaled $34.5 million.

MSB generally originates one-to four-family first mortgage loans for primary residences and investment properties with loan-to-value ratios ranging from 65% to 80% depending on the collateral value.

Commercial and Multi-Family Real Estate Mortgages. MSB’s commercial real estate lending includes multi-family dwellings/apartment buildings, service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. MSB’s commercial real estate mortgage loans are typically a 5 to 10 year balloon mortgage. Multi-family and commercial real estate loans can be amortized over 30 years with periodic rate resets or 15 year fixed duration mortgages. This type of lending is made available to proprietorships, partnerships, limited liability companies and corporations with personal guarantees and/or carve out guarantees. All commercial property loans are substantially underwritten on the ability of the underlying property to provide satisfactory cash flows. A cash flow and lease analysis is performed for each property. Preference is given to those loans where rental income covers all operating expenditures, including but not limited to principal and interest, real estate tax, hazard insurance, utilities, maintenance, and reserves. The cash coverage ratio to cover operating expenses must be at least 1.20 times for multi-family and 1.25 times for all other commercial loans. Any negative cash flow will be included in the limit on the borrower’s total debt ratio. Cash from other assets of the borrower, who may own multiple properties and generate a surplus, can be made available to cover debt-service shortages of the financed property. Maximum loan-to-value ratios on commercial real estate loans range from 65% to 80%.

The management skills of the borrower are judged on the basis of his/her professional experience and must be documented to meet MSB’s satisfaction in relation to the desired project. The assets of the borrower must indicate his/her ability to support the proposed investment, both in terms of liquidity and net worth, and tangible history of the borrower’s capability and experience must be evident.

Unlike single-family residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income, and which are secured by real property the value of which tends to be more easily ascertainable, multi-family and commercial real estate loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business or rental income. As a result, the availability of funds for the repayment of commercial real estate and multi-family loans may be substantially dependent on the success of the business itself, the tenants and the general economic environment. Commercial real estate and multi-family loans, therefore, have greater credit risk than one-to four-family residential mortgages or consumer loans. In addition, commercial real estate and multi-family loans generally result in larger balances to single borrowers, or related groups of borrowers and also generally require substantially greater evaluation and oversight efforts.

Construction Loans. MSB originates construction loans for an owner-occupied residence or to a builder with a valid contract of sale. MSB also provides financing for speculative residential or commercial construction and development with individual consideration given to builders based on their past performance, workmanship, and financial worth. MSB’s construction lending includes loans for construction or major renovations or improvements of owner-occupied residences. The portfolio consists primarily of properties held by real estate developers.

Construction loans are mortgages up to 24 months in duration. Funds are disbursed periodically upon inspections made by MSB’s inspectors on the percentage of work completed, as per the approved budget. Funds disbursed may not exceed 60% of the loan-to-value of land and 80% of the loan-to-value of improvements any time during construction. The majority of MSB’s construction loans are variable rate loans with rates tied to the prime rate published in The Wall Street Journal, plus a premium. Millington Bank also has established a floor rate on all transactions. A minimum of interest-only payments on disbursed funds must be made on a monthly basis.

Construction lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. If the estimate of construction cost proves to be inaccurate, MSB may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If MSB is forced to foreclose on a project prior to completion, there is no assurance that MSB will be able to recover the entire unpaid portion of the loan. In addition, MSB may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

Consumer Loans. MSB’s consumer lending products consist of new and used automobile loans, secured and unsecured personal loans, account loans and overdraft lines of credit. The maximum term for a loan on a new or used automobile is six years and four years, respectively. MSB will lend up to 80% of the retail value or dealer invoice on a car loan. MSB offers a reduction on the interest rate for car loans if payments are automatically deducted from a Millington Bank checking or statement savings account.

MSB’s personal loans have terms of up to four years with a minimum and maximum balance of $1,000 and $5,000, respectively. A reduction to the interest rate is offered for loans with automatic debit repayment from a Millington Bank checking or statement savings account. MSB’s account loans permit a depositor to borrow up to 90% of his or her funds on deposit with MSB in certificate of deposit accounts. The interest rate is the current rate paid to the depositor, plus a premium. A minimum payment of interest only is required. MSB also offers an overdraft line of credit with a minimum of $500 and up to a maximum of $5,000 and an interest rate tied to the prime rate published in The Wall Street Journal, plus a premium.

Consumer lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. Consumer loan repayment is dependent on the borrower’s continuing financial stability and can be adversely affected by job loss, divorce, illness, personal bankruptcy and other factors. The application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on consumer loans in the event of a default. Account loans are fully secured.

Home Equity Loans and Lines of Credit. MSB offers fixed rate home equity loans and variable rate home equity lines of credit with a minimum credit limit of $5,000. Collateral valuation is established through a variety of methods, including an on-line appraisal valuation estimator, drive-by appraisals, recent assessed tax value, purchase price or consideration value as evidenced by a deed or property search report or a report of comparable real estate properties from a licensed realtor. Loan requests over $50,000, however, require a drive-by appraisal and amounts over $100,000 require full appraisals. Loan requests over $500,000 require Loan Committee approval. Any policy exception requires approval from the Board of Directors. The loan-to-value limit on home equity lending varies depending on the collateral value and ranges from 65% up to 80%. The variable rate on home equity lines of credit is adjusted monthly and is currently set at prime for owner occupied properties and prime plus a premium for investment properties. The fixed rate loans on investment property are also higher than fixed rate owner occupied home equity loans. MSB generally provides home equity financing only for a first or second lien position.

MSB’s fixed rate home equity loans have terms of 5 to 30 years. All new variable rate home equity lines of credit have terms of 10 years interest only draw period and a 15 year repayment period with a loan to value ranging from 65% to 80%. MSB’s existing portfolio of home equity lines is also comprised of interest only home equity lines of credit based on a 10 year draw period and 15 year repayment period consisting of principal and interest repayments. The loan-to-value limit on interest only home equity financing is 80% on owner-occupied property and 70% on investment property. MSB also offers bridge loans with a variable rate and a 70% loan-to-value limit on owner-occupied property and 60% on investment property.

Commercial and Industrial Loans. MSB offers revolving lines of credit to businesses to finance short-term working capital needs like accounts receivable and inventory. These lines of credit may be unsecured or secured by liquid assets, accounts receivable and inventory or real estate. MSB generally provides such financing for no more than a 3 year term and with a variable rate. MSB also offers unsecured lines of credit to high net worth borrowers for short term working capital and/or business or investment purposes. These lines have a maximum term of two years with a variable interest rate.

MSB also originates commercial term loans to fund longer-term borrowing needs such as purchasing equipment, property improvements or other fixed asset needs. These loans are secured by new and used machinery, equipment, fixtures, furniture or other long-term fixed assets and have terms of 1 to 15 years. MSB originates commercial term loans for other general long-term business purposes, and these loans are secured by real estate. Principal and interest on commercial term loans is payable monthly.

The normal minimum amount for MSB’s commercial term loans and lines of credit is $5,000. The maximum amount is based on the loan to value limits set in MSB’s policy. MSB typically does not provide working capital loans to businesses outside MSB’s normal market area or to new businesses where repayment is dependent solely on future profitable operation of the business. MSB avoids originating loans for which the primary source of repayment could be liquidation of the collateral securing the loan in light of poor repayment prospects. MSB typically requires personal and/or carve out guarantees on all commercial loans, regardless of other collateral securing the loan.

The loan-to-value limits on commercial loans vary according to the collateral. Loans secured by real estate may be originated for up to an 80% loan-to-value ratio. Other limits are typically: Savings accounts-90% of the deposit amount; new equipment-75% of purchase price; and used equipment-the lesser of 75% of the purchase price or current market value.

Loans to One Borrower. Millington Bank’s regulatory limit on total loans to any borrower or attributed to any one borrower is 15% of unimpaired capital and surplus. Accordingly, as of December 31, 2019, MSB’s loans to one borrower legal limit was approximately $10.1 million.

Millington Bank’s lending policies require that any transaction between $500,000 and Millington Bank’s legal lending limit must be approved by the Senior Loan Committee. Any exceptions to policy requires prior Board approval.

At December 31, 2019, Millington Bank’s largest lending relationship with a single borrower was a $9.0 million commercial loan to a non-depository financial institution.

Loan Originations, Purchases, Sales, Solicitation and Processing. MSB’s customary sources of loan applications include repeat customers, referrals from realtors and other professionals, “walk-in” customers and business opportunities generated by MSB’s commercial lenders. MSB’s residential loan originations are driven by Millington Bank’s reputation, as opposed to being advertising driven.

Generally, it has been MSB’s policy to retain the loans it originates in its portfolio. MSB has not uniformly originated real estate mortgage loans to meet the documentation standards to sell loans in the secondary market. MSB may do so, however, in the future if MSB finds it desirable in connection with interest rate risk management to sell longer term fixed rate mortgages into the secondary mortgage market. However, in 2018, MSB began to sell loans with servicing released into the secondary mortgage market. MSB sold ten residential mortgage loans through December 31, 2019 and eight residential mortgage loans through December 31, 2018.

MSB purchased $11.3 million in participated commercial real estate loans during the year ended December 31, 2019. In addition, MSB participated out $8.1 million and sold $2.5 million in loans originated by MSB to other banks during 2019. MSB will continue to actively utilize purchases and participations to grow the portfolio.

Loan Approval Procedures and Authority. Lending policies and loan approval limits are approved and adopted by the Millington Bank Board of Directors. Lending authority is vested primarily in the Millington Bank’s Senior Loan Committee comprised of Millington Bank’s Chief Executive Officer, Chief Operating Officer, Chief Lending Officer and the Chief Credit Officer who will review and approve loans over $500,000 and up to Millington Bank’s legal lending limit. Each of the above individuals also has lending authority of up to $500,000. Certain other Millington Bank employees also have limited lending authority. Prior Board approval is required for all loan products with any exceptions to loan policy, regardless of amount.

Asset Quality

Loan Delinquencies and Collection Procedures. MSB’s procedures for delinquent loans are as follows:

15 days delinquent:	late charge added, first delinquent notice mailed
30 days delinquent:	second delinquent notice mailed
45 days delinquent:	additional late charge, third delinquent notice mailed, telephone contact made
60 days delinquent:	telephone contact made, separate letter mailed
90 days delinquent:	decision made to refer to attorney to send demand letter
120 days delinquent:	attorney to file complaint to begin legal action

When a loan is 90 days delinquent, the MSB Senior Vice President and Chief Credit Officer or the President may determine to refer it to an attorney to send a demand letter. After 120 days, the attorney is able to start the foreclosure proceedings by filing a complaint with the court. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. In certain instances, MSB may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs, and MSB attempts to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which MSB may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at its fair value less estimated selling costs. The initial write-down of the property is charged to the allowance for loan losses. Adjustments to the carrying value of the property that result from subsequent declines in value are charged to operations in the period in which the declines occur. At December 31, 2019, MSB had no other real estate owned.

As to commercial loans, MSB requests updated financial statements when the loan becomes 90 days delinquent. As to account loans, the outstanding balance is collected from the related account along with accrued interest when the loan is 180 days delinquent.

Loans are reviewed on a regular basis, and all delinquencies of 60 days or more are reported to the MSB Board of Directors. Loans are placed on nonaccrual status when they are more than 90 days delinquent, except for such loans which are “well secured” and “in the process of collection.” In addition a loan may be placed on nonaccrual status at any time if, in the opinion of MSB management, the collection of the loan in full is doubtful. An asset is “well secured” if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. An asset is “in process of collection” if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or its restoration to a current status in the near future.

When loans with interest accrued and unpaid are placed on nonaccrual status, the accrued interest is reversed and charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. At December 31, 2019, MSB had approximately $3.1 million of loans that were held on a nonaccrual basis and classified as impaired with only $372,000 subject to specific loss allowance reserves totaling $34,000. The remaining nonaccrual impaired loans did not require specific loss allowances.

Non-Performing Assets. The following table provides information regarding MSB’s non-performing loans and other non-performing assets as of the dates indicated.

	At December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Loans accounted for on a nonaccrual basis:
One-to four-family real estate	$1,169	$2,276	$3,446	$5,744	$3,744
Commercial and multi-family real estate	996	1,032	315	760	827
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Home equity	943	608	115	126	803
Commercial and industrial	—	215	99	350	542

Total(1)	3,108	4,131	3,975	6,980	5,916

Accruing loans contractually past due 90 days or more:
One-to four-family real estate	—	2	—	—	235
Commercial real estate	—	—	—	—	—
Construction	—	—	—	—	—
Consumer	—	—	1	—	—
Home equity	—	—	157	—	50
Commercial and industrial	—	—	—	—	—

Total	—	2	158	—	285

Total non-performing loans	$3,108	$4,133	$4,133	$6,980	$6,201

Total non-performing assets(2)	$3,108	$4,133	$4,133	$6,980	$6,201

Accruing loans modified in troubled debt restructurings	$9,452	$10,481	$9,703	$8,459	$10,962

Total non-performing loans to total loans	0.59%	0.81%	0.83%	1.84%	2.29%
Total non-performing loans to total assets	0.52%	0.71%	0.73%	1.51%	1.65%
Total non-performing assets to total assets	0.52%	0.71%	0.73%	1.51%	1.65%

(1)	Includes $1.8 million, $915,000, $1.7 million, $2.2 million and $4.1 million in troubled debt restructurings (“TDRs”) at December 31, 2019, 2018, 2017, 2016 and 2015, respectively.
(2)	Total non-performing assets consist of total non-performing loans and other real estate owned of $0, $0, $0, $0 and $1.3 million at December 31, 2019, 2018 ,2017, 2016 and 2015.

At December 31, 2019, there were no loans not disclosed in the table above where known information about possible credit problems of borrowers causes MSB management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

During the year ended December 31, 2019, gross interest income of $163,000 would have been recorded on loans accounted for on a nonaccrual basis and an additional $97,000 would have been recorded on TDRs if those loans had been current in accordance with their original terms. Interest collected on such loans totaling $443,000 was included in interest income during the period.

Classified Assets. MSB in compliance with the Uniform Credit Classification and Account Management Policy adopted by the FDIC, and MSB has an internal loan review program, whereby non-performing loans are classified as special mention, substandard, doubtful or loss. It is MSB’s policy to review the commercial real estate, construction, and commercial loan portfolios, in accordance with regulatory classification procedures, on at least a quarterly basis. When a loan is classified as substandard or doubtful, management is required to evaluate the loan for impairment. When MSB management classifies a portion of a loan as loss, a reserve equal to 100% of the loss amount is required to be established or the loan is to be charged-off, if a conforming loss event has occurred.

An asset that does not currently expose MSB to a sufficient degree of risk to warrant an adverse classification, but which possesses credit deficiencies or potential weaknesses that deserve MSB management’s close attention is classified as “special mention.”

An asset classified as “substandard” is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. Assets so classified have well-defined weaknesses and are characterized by the distinct possibility that MSB will sustain some loss if the deficiencies are not corrected.

An asset classified as “doubtful” has all the weaknesses inherent in a “substandard” asset with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of a loss on a doubtful asset is high.

That portion of an asset classified as “loss” is considered uncollectible and of such little value that its continuance as an asset, without charge-off, is not warranted. This classification does not necessarily mean that an asset has absolutely no recovery or salvage value; but rather, it is not practical or desirable to defer writing off a basically worthless asset even though partial recovery may be affected in the future.

MSB management’s classification of assets is reviewed by the MSB Board on a regular basis and by the regulatory agencies as part of their examination process.

The following table discloses MSB’s classification of loans as of December 31, 2019.

At December 31, 2019
(In thousands)
Special Mention	$1,548
Substandard	1,717
Doubtful	—
Loss	—

Total	$3,265

At December 31, 2019, 2 out of the 9 loans adversely classified, totaling $1.0 million, are included as non-performing loans in the non-performing assets table.

MSB management further monitors the performance and credit quality of the retail portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. These credit quality indicators are assessed in the aggregate in these relatively homogeneous portfolios. Loans greater than 90 days past due are generally considered nonperforming and placed on nonaccrual status.

Allowance for Credit Losses. The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded credit commitments. The allowance for loan losses represents MSB management’s estimate of probable incurred losses in the loan portfolio as of the Statement of Financial Condition date and is recorded as a reduction to loans. The reserve for unfunded credit commitments represents management’s estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on MSB’s consolidated Statement of Financial Condition. No additional provisions are recorded in the event the unallocated portion of the allowance for credit losses exceeds the calculated reserve for unfunded credit commitments. The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. All, or part, of the principal balance of loans receivable that are deemed uncollectible are charged against the allowance when MSB management determines that the repayment of that amount is highly unlikely. Any subsequent recoveries are credited to the allowance. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.

MSB management, in determining the allowance for loan losses, considers MSB’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price of the impaired loan) is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. Each factor is assigned a value to reflect improving, stable or declining conditions based on MSB management’s best judgment using relevant information available at the time of the evaluation. The unallocated component is maintained to cover uncertainties that could affect MSB management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The allowance calculation methodology includes segregation of the total loan portfolio into segments. MSB’s loans receivable portfolio is comprised of the following segments: residential mortgage, commercial real estate, construction, consumer and commercial and industrial. Some segments of MSB’s loan receivable portfolio are further disaggregated into classes which allows MSB management to better monitor risk and performance.

The residential mortgage loan segment is disaggregated into two classes: one-to four-family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment consists of both owner and non-owner occupied loans and is further disaggregated into owner-occupied loans and investor properties, which have medium risk due to historical activity on these type loans. The construction loan segment is further disaggregated into two classes: one-to four-family owner occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one-to four-family owner occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The commercial and industrial loans consist of a mix of loans secured by real estate and unsecured lines of credit some of which are for high net worth individuals. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

A loan is considered impaired when, based on current information and events, it is probable that MSB will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by MSB management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. MSB management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans whose terms are modified are classified as TDRs if MSB grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR generally involve a reduction in interest rate, a below market interest rate based on risk, or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructuring are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as TDRs are designated as impaired.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. MSB’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

In addition, the NJDBI and the FDIC, as an integral part of their examination processes, periodically review MSB’s loan and real estate owned portfolios and the related allowance for loan losses and valuation allowance for real estate owned. They may require the allowance for loan losses or the valuation allowance for real estate owned to be increased based on their review of information available at the time of the examination, which would negatively affect MSB’s earnings.

The following table sets forth information with respect to MSB’s allowance for loan losses for the periods indicated:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Allowance balance at beginning of period	$5,655	$5,414	$4,476	$3,602	$3,634
Provision for loan losses	—	240	1,185	800	113
Charge-offs:
One-to four-family real estate	—	—	178	64	61
Commercial and multi-family real estate	—	—	43	—	47
Construction	—	—	—	—	22
Consumer	4	8	4	12	—
Home equity	—	—	—	—	6
Commercial and industrial	—	—	30	—	30

Total charge-offs	4	8	255	76	166

Recoveries:
Consumer	2	1	—	1	—
One-to four-family real estate	69	8	7	16	7
Construction	—	—	—	—	12
Home equity	—	—	—	2	2
Commercial and industrial	—	—	1	131	—

Total recoveries	71	9	8	150	21

Net charge-offs (recoveries)	(67)	(1)	247	(74)	145

Allowance balance at end of period	$5,722	$5,655	$5,414	$4,476	$3,602

Total loans outstanding at end of period	$530,389	$519,132	$499,161	$379,698	$270,931

Average loans outstanding during period	$502,186	$495,719	$429,848	$301,764	$247,997

Allowance for loan losses as a percentage of non-performing loans	184.11%	136.83%	130.99%	64.13%	58.09%
Allowance for loan losses as a percentage of total loans	1.08%	1.09%	1.08%	1.18%	1.33%
Net loans charged-off as a percentage of average loans	—%	—%	0.06%	(0.02)%	0.06%

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of MSB’s allowance for loan losses by loan category and the percent of loans in each category to total loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category since the total loan loss allowance is a valuation allocation applicable to the entire loan portfolio.

	At December 31,
	2019		2018		2017		2016		2015
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
One-to-four family real estate	$1,581	27.63%	$1,872	27.62%	$1,667	31.63%	$1,595	42.28%	1,723	57.07%
Commercial and multi-family real estate	2,612	45.65	2,173	40.95	2,267	39.40	1,441	32.83	1,015	22.02
Construction	433	7.57	222	5.71	302	8.76	248	4.36	143	4.02
Home equity	165	2.88	243	4.69	185	5.37	213	8.50	204	12.92
Commercial and industrial	929	16.24	1,142	20.92	710	14.72	882	11.92	235	3.79
Consumer	2	0.03	3	0.11	5	0.12	6	0.11	9	0.18
Unallocated	—	—	—	—	278	—	91	—	273	—

Total allowance	$5,722	100.00%	$5,655	100.00%	$5,414	100.00%	$4,476	100.00%	3,602	100.00%

Securities Portfolio

MSB’s investment policy is designed to manage cash flows and foster earnings within prudent interest rate risk and credit risk guidelines. The portfolio mix is governed by MSB’s short term and long term liquidity needs. Rate-of-return, cash flow, rating and guarantor-backing are also considered when making investment decisions. The purchase of principal only and stripped coupon interest only security instruments is specifically not authorized by MSB’s investment policy. Furthermore, other than government related securities which may not be rated, MSB only purchases securities with a rating of AAA or AA. MSB invests primarily in mortgage-backed securities, U.S. Government obligations, U.S. Government agency issued securities, state and political subdivision general obligations and to a lesser extent in Corporate Bonds and Certificates of Deposits.

Mortgage-backed securities represent a participation interest in a pool of mortgages issued by U.S. government agencies or government-sponsored enterprises, such as Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“Ginnie Mae”), and the Federal National Mortgage Association (“Fannie Mae”), as well as non-government, private corporate issuers. Mortgage-backed securities are pass-through securities and generally yield less than the mortgage loans underlying the securities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder.

Mortgage-backed securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors.

Corporate bonds often pay higher rates than government or municipal bonds, because they tend to be riskier. The bond holder receives interest payments (yield) and principal and is repaid on a fixed maturity date. Corporate bonds can mature anywhere between 1 to 30 years and changes in interest rates are generally reflected in the bond prices. Corporate bonds carry no claims to ownership and do not pay a dividend, but are considered to be less risky than stocks, since the company has to pay off all of its debts (including bonds) before it handles its obligations to stockholders. Corporate bonds have a wide range of ratings and yields because the financial health of the issuers can vary widely,

Accounting standards require that securities be categorized as “held to maturity,” “trading securities” or “available for sale,” based on management’s intent as to the ultimate disposition of each security. These standards allow debt securities to be classified as “held to maturity” and reported in financial statements at amortized cost if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, or other similar factors cannot be classified as “held to maturity.”

At December 31, 2019, MSB’s entire securities portfolio was classified as held to maturity. All securities were purchased with the intent to hold each security until maturity. Securities not classified as “held to maturity” or as “trading securities” are classified as “available for sale” and are reported at fair value with unrealized gains and losses on the securities impacting equity. MSB held no available for sale or trading securities during the years ended December 31, 2019 and 2018.

Individual securities are considered impaired when their fair values are less than their amortized cost. MSB management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. Accordingly, MSB accounts for temporary impairments based upon security classification as either trading, available for sale or held to maturity. Temporary impairments on “available for sale” securities would be recognized, on a tax-effected basis, through other comprehensive income with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however, information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements. The carrying value of securities held in a trading portfolio would be adjusted to fair value through earnings on a quarterly basis.

Other-than-temporary impairments on securities that MSB has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level equal to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred taxes, in other comprehensive income.

At December 31, 2019, MSB’s securities portfolio did not contain securities of any issuer, other than the U.S. Government agencies and government-sponsored enterprises, having an aggregate book value in excess of 10% of stockholders’ equity. MSB does not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments, however, MSB may in the future utilize such instruments if MSB believes it would be beneficial for managing MSB’s interest rate risk.

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of MSB’s held to maturity securities portfolio at December 31, 2019. MSB’s held to maturity securities portfolio is carried at amortized cost. This table shows contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities of the securities held by MSB may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Callable securities pose reinvestment risk because MSB may not be able to reinvest the proceeds from called securities at an equivalent or higher interest rate.

	At December 31, 2019
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Market Value
	(Dollars in thousands)
U.S. Government Agency Obligations	$—	—%	$—	—%	$3,000	2.98%	$3,000	3.27%	$6,000	3.12%	$6,013
Mortgage-Backed Securities:
Government National Mortgage Association	—	—	4	3.12	—	—	—	—	$4	3.12	4
Federal Home Loan Mortgage Corporation	—	—	3	3.78	1,700	1.76	1,771	2.61	$3,474	2.19	3,470
Federal National Mortgage Association	1,151	3.49	11,363	2.63	880	1.94	5,579	2.86	$18,973	2.72	19,240
Corporate bonds	1,500	3.01	—	—	1,000	1.59	4,000	2.69	$6,500	2.60	6,077
State and political subdivisions	171	1.40	705	1.78	—	—	—	—	$876	1.71	892

Total	$2,822	3.11%	$12,075	2.58%	$6,580	2.31%	$14,350	2.87%	$35,827	2.69%	$35,696

The following table sets forth the carrying value of MSB’s held to maturity securities portfolio at the dates indicated. All securities are classified as held to maturity and, therefore, are shown at amortized cost.

	At December 31,
	2019	2018
	(In thousands)
U.S. Government Agency Obligations	$6,000	$8,000
Government National Mortgage Association	4	5
Federal Home Loan Mortgage Corporation	3,474	2,140
Federal National Mortgage Association	18,973	21,791
Corporate bonds	6,500	6,500
State and political subdivisions	876	1,040

Total securities held to maturity	$35,827	$39,476

Sources of Funds

General. Deposits are MSB’s major source of funds for lending and other investment purposes. To the extent that MSB’s loan originations may exceed the funding available from deposits, MSB has borrowed funds from the Federal Home Loan Bank (“FHLB”) to supplement the amount of funds for lending and funding daily operations.

In addition, MSB derives funds from loan and mortgage-backed securities principal repayments, interest, and proceeds from the maturity and call of investment securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by pricing strategies and money market conditions.

Deposits. MSB’s current deposit products include checking and savings accounts, certificates of deposit and fixed or variable rate individual retirement accounts (IRAs). Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time, if any, that the funds must remain on deposit and the applicable interest rate. MSB’s savings account menu includes regular passbook, statement, money market and club accounts. MSB also offers a six-level tiered savings account. MSB’s certificates of deposit currently range in terms from 6 months to 10 years. MSB’s IRAs are available with the same maturities as certificates of deposit accounts, with the exception of the 30 month term. MSB offers a two year certificate of deposit that permits the depositor to increase the interest rate to the current two year rate once during the term.

Deposits are obtained primarily from within New Jersey. Millington Bank may utilize brokered deposits and a listing service as funding sources. As of December 31, 2019 Millington Bank had $21.4 million in listing service deposits. Premiums or incentives for opening accounts are sometimes offered. Periodically MSB selects particular certificate of deposit maturities for promotion in connection with asset/liability management and interest rate risk concerns.

The determination of deposit and certificate interest rates is based upon a number of factors, including: (1) need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors’ rates for similar products; (3) economic conditions; and (4) business plan projections.

A large percentage of MSB’s deposits are in certificates of deposit. The inflow of certificates of deposit and the retention of such deposits upon maturity are significantly influenced by general interest rates and money market conditions, making certificates of deposit traditionally a more volatile source of funding than core deposits. MSB’s liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period of time were not renewed. To the extent that such deposits do not remain with MSB, they may need to be replaced with borrowings which could increase MSB’s cost of funds and negatively impact MSB’s net interest rate spread and MSB’s financial condition.

The following table sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

	For the Year Ended December 31,
	2019			2018			2017
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)
Non-interest-bearing demand	$47,228	10.88%	—%	41,746	9.82%	—%	$42,312	10.95%	—%
Interest-bearing demand	140,208	32.30	1.19	153,367	36.06	0.82	119,096	30.82	0.44
Savings	99,391	22.90	0.74	105,623	24.84	0.52	105,444	27.28	0.26
Certificates of deposit	147,253	33.92	1.95	124,556	29.28	1.63	119,618	30.95	1.38

Total deposits	$434,080	100.00%	1.37%	$425,292	100.00%	1.00%	$386,470	100.00%	0.71%

The following table sets forth certificates of deposit classified by interest rate categories as of the dates indicated.

	At December 31,
	2019		2018		2017
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Interest Rate:
Under - 1.00%	$11,874	7.60%	$17,760	14.70%	$25,133	20.21%
1.00% - 1.99%	61,970	39.69	53,118	43.95	70,750	56.90
2.00% - 2.99%	81,554	52.23	49,368	40.85	26,536	21.34
3.00% - 3.99%	756	0.48	570	0.47	645	0.52
4.00% - 4.99%	—	—	39	0.03	332	0.27
5.00% - 5.99%	—	—	—	—	943	0.76

Total	$156,154	100.00%	$120,855	100.00%	$124,339	100.00%

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2019.

	Amount Due Year Ended December 31,
	2020	2021	2022	2023	2024	After 2024	Total
	(Dollars in thousands)
Interest Rate:
Under - 1.00%	$10,485	$1,385	$4	$—	$—	$—	$11,874
1.00% - 1.99%	37,527	16,713	6,263	707	290	470	61,970
2.00% - 2.99%	47,852	26,180	4,641	2,403	55	423	81,554
3.00% - 3.99%	239	—	—	—	517	—	756

Total	$96,103	$44,278	$10,908	$3,110	$862	$893	$156,154

The following table shows the amount of MSB’s certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2019.

Certificates of Deposit
(In thousands)
Remaining Time Until Maturity:
Within three months	$10,861
Three through six months	40,754
Six through twelve months	21,604
Over twelve months	39,574

Total	$112,793

Borrowings. To supplement MSB’s deposits as a source of funds for lending or investment, MSB has borrowed funds in the form of advances from the FHLB of New York (“FHLB of NY”). At December 31, 2019, MSB’s collateralized borrowing limit with the FHLB of NY was $173.6 million and MSB’s outstanding borrowings with the FHLB of NY totaled $51.6 million. Information regarding MSB’s total borrowings as of December 31, 2019 is set forth in the following table.

	At December 31, 2019
	Balance	Rate	Maturity
	(Dollars in thousands)
Total Borrowings:
Overnight Advance	$23,900	1.81%	January 2, 2020
Five year fixed rate advance	$2,675	1.79%	July 6, 2020
Three year fixed rate advance	$5,000	1.75%	September 8, 2020
Three year fixed rate advance	$10,000	2.27%	November 23, 2020
Four year fixed rate advance	$5,000	1.89%	September 8, 2021
Five year fixed rate advance	$5,000	2.01%	September 8, 2022

	$51,575

A summary of short-term borrowings for 2019, 2018 and 2017 is set forth in the following table.

	For Years ended December 31,
	2019	2018	2017
	(Dollars in thousands)
Overnight Advance at Period End	$23,900	$66,600	$—
Maximum amount outstanding at any month end during period	67,400	66,600	32,500
Average amounts outstanding during period	45,799	40,373	14.849
Weighted Average Interest Rate	2.51%	2.28%	1.22%

Advances from the FHLB of NY are typically secured by the FHLB stock and a portion of MSB’s residential mortgage loans and by other assets, mainly securities which are obligations of or guaranteed by the U.S. government. Additional information regarding MSB’s borrowings is included under Note 7 to MSB’s consolidated financial statements beginning on page F-1.

Subsidiary Activity

MSB has no direct subsidiaries other than Millington Bank. Millington Bank has one wholly owned subsidiary, Millington Savings Service Corp., formed in 1984. The service corporation is currently inactive.

Regulation and Supervision

Millington Bank and MSB operate in a highly regulated industry. This regulation establishes a comprehensive framework of activities in which they may engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors. Set forth below is a brief description of certain laws that relate to the regulation of Millington Bank and MSB. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and the adequacy of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation could have a material adverse impact on MSB and Millington Bank. The adoption of regulations or the enactment of laws that restrict the operations of Millington Bank and/or MSB or impose burdensome requirements upon one or both of them could reduce their profitability and could impair the value of Millington Bank’s franchise, resulting in negative effects on the trading price of MSB’s common stock.

Regulation of MSB

General. MSB is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the “BHC Act”), and is regulated by the Federal Reserve. The Federal Reserve has enforcement authority over MSB and MSB’s non-bank subsidiaries which also permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the subsidiary bank. This regulation and oversight is intended primarily for the protection of the depositors of Millington Bank and not for shareholders of MSB.

As a bank holding company, MSB is required to file with the Federal Reserve an annual report and any additional information as the Federal Reserve may require under the BHC Act. The Federal Reserve will also examine MSB and its subsidiaries.

Under the BHC Act, MSB must obtain the prior approval of the Federal Reserve before it may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect control of any voting shares of any bank or bank holding company if, after such acquisition, MSB would directly or indirectly own or control more than 5% of such shares.

Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank’s investments in the stock or securities of the holding company, and on the subsidiary bank’s taking of the holding company’s stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

Source of Strength Doctrine. A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the policy of the Federal Reserve that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations, or both.

Non-Banking Activities. The business activities of MSB, as a bank holding company, are restricted by the BHC Act. In general, the BHC Act and the Federal Reserve’s regulations limit the nonbanking activities permissible for bank holding companies to those activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks to be a proper incident thereto. These include any incidental activities necessary to carry on those activities, as well as a lengthy list of activities that the Federal Reserve has determined to be so closely related to the business of banking as to be a proper incident thereto. In addition, a bank holding company that has elected to be a financial holding company may engage in, or acquire and retain shares of companies engaged in, a broader range of activities that are considered (i) “financial in nature” (as defined by the Gramm-Leach-Bliley Act of 1999 and Federal Reserve regulations) or incidental to such financial activities (as determined by the Federal Reserve in consultation with the Secretary of the Treasury), or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include, among other things, securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, and merchant banking MSB has not submitted notice to the Federal Reserve of its intent to be deemed a financial holding company.

Regulatory Capital Requirements. The Federal Reserve has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHC Act. The Federal Reserve’s capital adequacy guidelines are similar to those imposed on the Bank by the FDIC. See “—Regulation of Millington Bank—Regulatory Capital Requirements.” The Federal Reserve, however, has adopted a policy statement that exempts bank holding companies with less than $3.0 billion in consolidated assets that are not engaged in significant non-banking or off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC from its regulatory capital requirements as long as their bank subsidiaries are well capitalized. The Federal Reserve may apply its regulatory capital standards at its discretion to any bank holding company, regardless of asset size, if such action is warranted for supervisory purposes.

Federal Securities Law. MSB’s common stock is registered under Section 12(b) of the Exchange Act, and MSB is subject to the periodic reporting and other requirements of Section 12(b) of the Exchange Act.

Regulation of Millington Bank

General. As a New Jersey chartered, FDIC-insured bank, Millington Bank is regulated by the NJDBI and Insurance and the FDIC. Millington Bank’s operations are subject to extensive regulation, including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment. Millington Bank must file regulatory reports concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions, such as mergers with or acquisitions of other financial institutions. The NJDBI and the FDIC regularly examine Millington Bank and prepare reports to Millington Bank’s Board of Directors on deficiencies, if any, found in its operations. The regulatory authorities have substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements.

Federal Deposit Insurance. The FDIC, through the Deposit Insurance Fund, insures deposit accounts in Millington Bank up to $250,000 per separately insured deposit ownership right or category.

The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. Under the FDIC’s risk-based assessment system, banks that are deemed to be less risky pay lower assessments. Assessments for institutions with assets of less than $10 billion of assets, such as Millington Bank, are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure of an institution’s failure within three years.

By FDIC rule effective April 1, 2011, the deposit insurance assessment range was set at 2.5 to 45 basis points of total assets less tangible equity. In conjunction with the Deposit Insurance Fund’s reserve ratio reaching 1.15%, effective July 1, 2016, the assessment range was reduced for insured institutions of less than $10 billion of total assets to 1.5 basis points to 30 basis points.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC was required to achieve the 1.35% ratio by September 30, 2020. The law required insured institutions with assets of $10 billion or more to fund the increase from 1.15% to 1.35% and, effective July 1, 2016, such institutions were subjected to a surcharge to achieve that goal. The 1.35% ratio was reached effective September 30, 2018. As a result, the surcharges ceased and institutions with less than $10 billion of assets received credits for assessment payments made that contributed to achieving the 1.35% ratio. The Dodd-Frank Act also eliminated the 1.5% statutory maximum ratio for the Deposit Insurance Fund and delegated to the FDIC the authority to set a maximum ratio. The FDIC has established a long-term target reserve ratio of 2.0% for the Deposit Insurance Fund, and it is expected that the current deposit insurance assessment structure will continue until the target reserve ratio is attained.

Regulatory Capital Requirements. The FDIC has promulgated capital adequacy requirements for state-chartered banks that, like Millington Bank, are not members of the Federal Reserve System. Effective January 1, 2015, the capital adequacy requirements were substantially revised to conform them to the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord often referred to as “Basel III”. The current capital rules apply to all depository institutions as well as to all top-tier bank and savings and loan holding companies that are not subject to the Federal Reserve’s Small Bank Holding Company Policy Statement.

Under the FDIC’s capital adequacy regulations, Millington Bank is required to meet four minimum capital standards: (1) “Tier 1” or “core” capital leverage ratio equal to at least 4% of total adjusted assets, (2) a common equity Tier 1 capital ratio equal to 4.5% of risk-weighted assets, (3) a Tier 1 risk-based ratio equal to 6% of risk-weighted assets, and (4) a total capital ratio equal to 8% of total risk-weighted assets. Common equity Tier 1 capital is defined as common stock instruments, retained earnings, any common equity Tier 1 minority interest and, unless the bank has made an “opt-out” election, accumulated other comprehensive income, net of goodwill and certain other intangible assets. Tier 1 or core capital is defined as common equity Tier 1 capital plus certain qualifying subordinated interests and grandfathered capital instruments. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, qualifying subordinated instruments and certain grandfathered capital instruments. An institution’s risk-based capital requirements are measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. Risk weightings range from 0% for cash to 100% for property acquired through foreclosure, commercial loans, and certain other assets to 150% for exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. Pursuant to the Economic Growth, Regulatory Relief and Consumer Protection Act (“EGRRCPA”), enacted in 2018, the federal banking agencies may only apply a heightened risk weight to a higher volatility commercial real estate exposure that constitutes a higher volatility commercial real estate acquisition, development or construction loan as defined in EGRRCPA and which was originated on or after January 1, 2015.

The capital rules require banks to maintain and covered financial institution holding companies to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement effectively raise the minimum required risk-based capital ratios to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital on a fully phased-in basis.

In assessing an institution’s capital adequacy, the FDIC takes into consideration not only these numeric factors but also qualitative factors, and has the authority to establish higher capital requirements for individual institutions where necessary.

EGRRCPA directs the federal banking agencies to develop a community bank leverage ratio of tangible capital to average total consolidated assets of between 8% and 10% as an alternative to the current leverage and risk-based capital rules for qualifying community banks and satisfying any other leverage or capital requirements to which they are subject. Qualifying community banks meeting the community bank leverage ratio would also be deemed well-capitalized for purposes of the prompt corrective action rules. A qualifying community bank is a depository institution or holding company with total consolidated assets of less than $10 billion that is not excluded from qualification by the federal banking regulators based on the institution’s risk profile. The federal banking agencies have issued a final rule, effective January 1, 2020, under which a qualifying community bank may opt in to the community bank leverage ratio framework if its community bank leverage ratio exceeds 9%. To date, Millington Bank has not elected to opt into community bank leverage ratio framework.

Prompt Corrective Regulatory Action. Under applicable federal statutes, the federal bank regulatory agencies are required to take “prompt corrective action” with respect to institutions that do not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the FDIC’s prompt corrective action regulations, an institution is deemed to be “well capitalized” if it has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 8.0% or greater, a Common Equity Tier 1 risk-based capital ratio of 6.5% or better and a leverage ratio of 5.0% or greater. Under the final community bank leverage ratio regulations, a qualifying community bank will be deemed well capitalized if it maintains a community bank leverage ratio greater than 9.0%. In addition, a bank that has elected to use the community bank leverage ratio framework will continue to be considered well capitalized during a two-quarter grace period after its leverage ratio falls below 9.0%, provided that the leverage ratio remains above 8.0%.

An institution is “adequately capitalized” if it has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, a Common Equity Tier 1 Capital Ratio of 4.5% or better and a Leverage Ratio of 4.0% or greater. An institution is “undercapitalized” if it has a Total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital ratio of less than 6.0%, a Common Equity Tier 1 ratio of less than 4.5% or a Leverage Ratio of less than 4.0%. An institution is deemed to be “significantly undercapitalized” if it has a Total Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, a Common Equity Tier 1 ratio of less than 3.0% or a Leverage Ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%

The prompt corrective action regulations provide for the imposition of a variety of requirements and limitations on institutions that fail to meet the above capital requirements. In particular, the FDIC may require any non-member bank that is not “adequately capitalized” to take certain action to increase its capital ratios. If the non-member bank’s capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the bank’s activities may be restricted.

At December 31, 2019, Millington Bank qualified as “well capitalized” under the prompt corrective action rules.

Community Reinvestment Act. Under the Community Reinvestment Act, every insured depository institution, including Millington Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the depository institution’s record of meeting the credit needs of its community to be assessed and taken into account in the evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by Millington Bank. An unsatisfactory Community Reinvestment Act examination rating may be used as the basis for the denial of an application. Millington Bank received a “satisfactory” rating in its most recent Community Reinvestment Act examination.

Transactions with Related Parties. Millington Bank is subject to the Federal Reserve’s Regulation W, which implements statutory restrictions on transactions between a bank and its affiliates and incorporates the Federal Reserve’s interpretations and exemptions under Sections 23A and 23B of the Federal Reserve Act. Section 23A and Regulation W generally place limits on the amount of a bank’s loans or extensions of credit to, investments in, or certain other transactions with affiliated companies, and on the amount of advances to third parties collateralized by the securities or obligations of affiliated companies. In addition, Section 23B and Regulation W generally require a bank’s transactions with its affiliates to be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

Millington Bank is also subject to restrictions under Section 22(h) of the Federal Reserve Act on its extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Home Loan Bank System. Millington Bank is a member of the FHLB of NY, which is one of eleven regional federal home loan banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members pursuant to policies and procedures established by its board of directors.

As a member, Millington Bank is required to purchase and maintain stock in the FHLB of NY in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding FHLB advances. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member’s capital and limiting total advances to a member.

The FHLB is required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. In addition, these requirements could result in the FHLB imposing a higher rate of interest on advances to their members.

Properties

At December 31, 2019, MSB’s investment in property and equipment, net of depreciation and amortization, totaled $8.0 million, including leasehold improvements and construction in progress. The following table lists MSB’s offices.

Office Location	Year Facility Opened		Leased or Owned
Millington Main Office 1902 Long Hill Road Millington, NJ	1994	(1)	Owned

RiverWalk Branch Office 675 Martinsville Road Basking Ridge, NJ	2005	(2)	Leased

Martinsville Branch Office 1924 Washington Valley Road Martinsville, NJ	2006		Leased

Bernardsville Branch Office 122 Morristown Road Bernardsville, NJ	2008		Owned

Lending Office 25 Independence Road Warren, NJ	2017		Leased

(1)	Millington Bank’s main office opened in 1911 in Millington, New Jersey. Millington Bank moved into its current main office in 1994.
(2)	Millington Bank’s first branch office opened in 1998 in Liberty Corner, New Jersey. This office was relocated in 2005.

Legal Proceedings

Millington Bank, from time to time, is a party to routine litigation which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which MSB holds security interests, claims involving the making and servicing of real property loans, and other issues incident to MSB’s business. There were no lawsuits pending or known to be contemplated against MSB or Millington Bank at December 31, 2019 that would have a material effect on operations or income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects MSB’s consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of MSB’s financial condition and results of operations. You should read the information in this section in conjunction with MSB’s consolidated financial statements and accompanying notes thereto beginning on page F-1.

Critical Accounting Policies

MSB’s accounting policies are integral to understanding the results reported and are described in Note 2 to MSB’s consolidated financial statements beginning on page F-1. In preparing the consolidated financial statements, MSB management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level by MSB management which represents the evaluation of known and probable incurred losses in the loan portfolio at the consolidated balance sheet date that are reasonable to estimate.

Management’s periodic evaluation of the adequacy of the allowance is based on MSB’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review MSB’s allowance for loan losses. Such agencies may require MSB to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

MSB’s loan portfolio is comprised of the following segments: residential mortgage, commercial real estate, construction, commercial and industrial and consumer. Some segments of MSB’s loan receivable portfolio are further disaggregated into classes which allow management to more accurately monitor risk and performance. Accordingly, the methodology and allowance calculation includes the segmentation of the total loan portfolio.

The residential mortgage loan segment is disaggregated into two classes: one-to-four family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment includes owner and non-owner occupied loans which have medium risk based on historical experience with these types of loans. The construction loan segment is further disaggregated into two classes: one-to-four family owner-occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one-to-four family owner-occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The commercial and industrial loans carry a mix of loans secured by real estate and unsecured lines of credit some of which are for high net worth individuals. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

The allowance consists of specific, general and unallocated components. The specific component is related to loans that are classified as impaired. For loans classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class and is based on historical loss experience adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.

6.	Quality of MSB’s loan review system, and the degree of oversight by MSB’s Board of Directors.

7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

8.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on MSB management’s best judgment using relevant information available at the time of the evaluation.

The unallocated component is maintained to cover uncertainties that could affect MSB management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that MSB will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by MSB management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. MSB management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans the terms of which are modified are classified as TDRs if, in connection with the modification, MSB grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR generally involve a reduction in interest rate below market rate given the associated credit risk, or an extension of a loan’s stated maturity date. Nonaccrual TDRs are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as TDRs are designated as impaired until they are ultimately repaid in full or foreclosed and sold.

Once the determination has been made that a loan is impaired, impairment is measured by comparing the recorded investment in the loan to one of the following:(a) the present value of expected cash flows (discounted at the loan’s effective interest rate), (b) the loan’s observable market price or (c) the fair value of collateral adjusted for expected selling costs. The method is selected on a loan by loan basis with management primarily utilizing the fair value of collateral method.

The estimated fair values of the real estate collateral are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The estimated fair values of non-real estate collateral, such as accounts receivable, inventory and equipment, are determined based on the borrower’s financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. MSB’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

Overview

MSB’s primary business is attracting deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for MSB’s lending and investing activities. MSB’s loan portfolio consists of one-to-four-family residential real estate mortgages, commercial real estate mortgages, construction loans, commercial and industrial loans, home equity loans and lines of credit, and other consumer loans. MSB also invests in U.S. Government obligations and mortgage-backed securities and, to a lesser extent, corporate bonds.

MSB reported net income of $4.1 million for the year ended December 31, 2019 as compared to a net income of $4.8 million for 2018. Net income for 2019 was affected by an increase in professional expenses associated with increased audit scope and identification of material weakness.

Net interest income for 2019 was down approximately $382,000, or 2.13%, as compared to 2018. For the year ended December 31, 2019, interest income increased by $1.2 million, or 5.18%, while interest expense increased by $1.6 million, or 29.49%, as compared to 2018. Non-interest expense increased by $908,000, or 7.66%, while non-interest income increased by $174,000, or 21.75%, for the same comparative period. The net interest rate spread decreased in 2019 to 2.91%, compared to 3.08% for 2018, mainly as a result of increased competition for deposits caused an increase in deposit rates paid.

Total assets were $593.1 million at December 31, 2019, a 1.47% increase compared to $584.5 million at December 31, 2018. The increase in assets occurred primarily as the result of a $6.7 million increase in cash and cash equivalents, and a $5.7 million increase in loans receivable, net, offset by a decrease of $3.6 million in securities held to maturity. Deposits were $472.8 million at December 31, 2019, compared to $420.6 million at December 31, 2018. FHLB advances were $51.6 million at December 31, 2019 compared to $94.3 million at December 31, 2018.

Stockholders’ equity at December 31, 2019 was $65.4 million compared to MSB’s stockholders’ equity at December 31, 2018 of $66.6 million. MSB had net income of $4.1 million for the year ended December 31, 2019. The decline in shareholders’ equity was primarily due to the repurchase of 199,202 shares of common stock at a total cost of $3.3 million and the declaration of a $2.6 million dividend. MSB’s return on average equity for the year ended December 31, 2019 was 6.19% compared to 6.88% for the year ended December 31, 2018.

Comparison of Financial Condition at December 31, 2019 and 2018

General. Total assets at December 31, 2019 were $593.1 million versus $584.5 million at December 31, 2018 with the increase primarily attributable to an increase in cash and cash equivalents and loan growth. During the year ended December 31, 2019, MSB experienced growth of $6.7 million, or 56.38%, in cash and cash equivalents and of $5.7 million, or 1.14%, in loans receivable, net. Securities held to maturity decreased $3.6 million primarily as a result of the purchase of $10.0 million in securities offset by maturities and principal repayments, while FHLB of NY stock decreased $1.9 million, or 40.12%. Other assets increased $2.0 million primarily due to the recording of the new lease accounting standard. Deposits decreased by $52.2 million while FHLB advances decreased by $42.7 million.

The ratio of average interest-earning assets to average-interest bearing liabilities was 120.42% for the year ended December 31, 2019 as compared to 120.21% for the year ended December 31, 2018.

Loans. Loans receivable, net, increased $5.7 million, or 1.14%, from $502.3 million at December 31, 2018 to $508.0 million at December 31, 2019. Millington Bank’s construction loan portfolio increased approximately $18.0 million due to new projects, while the commercial and multi-family real estate loan portfolio grew by $14.8 million, or 6.98%, since December 31, 2018. The residential mortgage portfolio, consisting of one-to-four family residential loans and home equity loans, decreased $13.9 million to $153.8 million from $167.8 million, while commercial and industrial loans decreased $7.5 million as of year-end 2018. All remaining portfolios were consistent with prior year-end levels.

Securities. The securities held to maturity portfolio totaled $35.8 million at December 31, 2019 compared to $39.5 million at December 31, 2018. Maturities, calls and principal repayments during 2019 totaled $13.6 million and $10.0 million in securities were purchased compared to $7.9 million of maturities, calls and principal repayments and $9.0 million in purchases during 2018.

Deposits. Total deposits at December 31, 2019 increased to $472.8 million from $420.6 million at December 31, 2018. Overall, deposits increased by $52.2 million with non-interest bearing balances increasing $1.2 million and interest-bearing deposits increasing $50.9 million since December 31, 2018, as MSB focused on deposit pricing and the development of deeper commercial and small business relationships.

Borrowings. Total borrowings were $51.6 million at December 31, 2019 compared to $94.3 million at December 31, 2018. Overnight advances with the FHLB of NY at December 31, 2019 were $23.9 million compared to $66.6 million at December 31, 2018.

Equity. Stockholders’ equity was $65.4 million at December 31, 2019 compared to $66.6 million at December 31, 2018, a decrease of $1.3 million or 1.91%. The decrease in shareholders’ equity was primarily due to the repurchase of 199,202 shares of common stock at a total cost of $3.3 million and the declaration of a $2.6 million dividend. This reduction was partially offset by a $4.1 million increase in retained earnings related to net income.

Comparison of Operating Results for the Years Ended December 31, 2019 and 2018

General. MSB’s results of operations depend primarily on MSB’s net interest income. Net interest income is the difference between the interest income MSB earns on its interest-earning assets and the interest it pays on its interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. MSB’s results of operations are also affected by MSB’s provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges, and income on bank owned life insurance. Non-interest expense includes salaries and employee benefits, occupancy and equipment expense and other general and administrative expenses such as service bureau fees and advertising costs.

MSB reported net income of $4.1 million for December 31, 2019 compared to net income of $4.8 million for the year ended December 31, 2018, representing a decrease of $732,000 or 15.14%. This decrease was largely driven by an increase in non-interest expense of $908,000 and a decrease of $382,000 in net interest income. Offsetting this was a decrease in the provision for loan losses of $240,000, and an increase of $174,000 in non-interest income. Income tax expense decreased $144,000 for the year ended December 31, 2019 versus 2018 as a result of lower earnings.

Net Interest Income. Net interest income for the year ended December 31, 2019 totaled $17.6 million compared to $17.9 million for the year ended December 31, 2018. Interest income for the year ended December 31, 2019 was $24.6 million compared to $23.3 million for the year end December 31, 2018, while interest expense increased by $1.6 million to $7.0 million from $5.4 million the same period a year earlier.

Average earning assets increased $7.8 million, or 1.44%, to $554.3 million year over year while the average yield on interest earning assets increased by 0.16% to 4.43% for the year ended December 31, 2019. The result of those variances was an increase in interest income of $1.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Interest income for the year ended December 31, 2019 was $24.6 million compared to $23.3 million for the year end December 31, 2018. Interest income on loans receivable grew by $1.0 million to $23.0 million mainly due to an increase in loan rate. Average loans were $502.2 million and $495.7 million for the years ended December 31, 2019 and 2018, respectively. The average yield on loans increased by .15% which contributed to the increase in interest income from loans. Average securities held to maturity declined by $2.1 million to $37.8 million from $39.9 million. The average rate earned on the portfolio increased 0.15% to 2.82% from 2.67% for the prior year. Overall, the decreased volume combined with the increased rate resulted in a decrease of $1,000 in interest income from securities. Other interest-earning assets, consisting of MSB’s Federal Reserve account, FHLB stock and other interest-bearing deposits with other financial institutions, increased by $3,5 million on average, to $14.4 million for the year ended December 31, 2019 compared with $10.9 million for the year ended December 31, 2018. Partnered with this increase was an increase in the average yield from 2.94% to 3.37%. This increase in rate was largely attributed to larger balances held at the Federal Reserve Bank earning an average rate of 2.13%. The combined impact was an increase in interest income on other interest-earning assets of $164,000.

Total interest expense increased by $1.6 million to $7.0 million for the year ended December 31, 2019 as a result of higher rates. Overall, average interest-bearing liabilities increased $5.7 million, or 1.3%, to $460.3 million for the year ended December 31, 2019 as compared to $454.6 million for the year ended December 31, 2018. Interest expense on certificates of deposit increased $848,000 as average balances were approximately $22.7 million higher for the year ended 2019 period totaling $147.3 million compared to $124.6 million for the year ended December 31, 2018. The average cost of certificates of deposit increased by 0.32%. Savings accounts averaged $99.4 million for the year ended December 31, 2019 versus $105.6 million for the year ended December 31, 2018. The 0.22% increase in the average rate was the primary reason for the $187,000 increase in interest expense for these accounts in 2019 as compared to the same period in 2018. Interest demand and money market accounts on average decreased $13.2 million to $140.2 million, while interest expense increased $413,000 for the year ended December 31, 2019. The average interest rate paid on these accounts rose 0.37% to 1.19% from 0.82% as a result of larger balance accounts earning a higher rate of interest. Interest expense on FHLB advances rose by $144,000 to $1.7 million from $1.6 million a year earlier. The average cost of advances increased by 0.12% to 2.32% from 2.20%. Average FHLB advances were $73.5 million for the year ended December 31, 2019 versus $71.1 million for the year ended December 31, 2018.

MSB’s net interest spread and margin declined over the periods and were 2.91% and 3.17%, respectively for the year ended December 31, 2019 compared to 3.08% and 3.28%, respectively for the year ended December 31, 2018.

Provision for Loan Losses. The loan loss provision for the year ended December 31, 2019 was $0 compared to $240,000 for the year ended December 31, 2018. MSB’s management reviews the level of the allowance for loan losses on a quarterly basis based on a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) MSB’s level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. This analysis resulted in a lower provision for loan loss being required for the period ended December 31, 2019. The decrease in the level of provision for loan loss primarily reflects other credit metrics generally improving year over year. There was a stabilization of the quantitative and qualitative factors during the year ended December 31, 2019 and December 31, 2018. MSB had $4,000 in charge-offs and $71,000 in recoveries for the year ended December 31, 2019 compared to $8,000 in charge-offs and $9,000 in recoveries for the year ended December 31, 2018. MSB had $3.1 million in non-performing loans as of December 31, 2019, compared to $4.1 million at December 31, 2018. The allowance for loan losses as a percentage of total loans was 1.08% for December 31,

2019 and December 31, 2018, respectively, while the allowance for loan losses as a percentage of non-performing loans increased to 184.11% at December 31, 2019 from 136.83% at December 31, 2018. Non-performing loans to total loans were 0.59% at December 31, 2019 compared to 0.81% at December 31, 2018. Net charge-offs to average loans outstanding ratios were 0.00% for the year ended December 31, 2019 and December 31, 2018. While MSB’s management believes the allowance for loan losses is adequate for the risk in the loan portfolio, there can be no assurance that future increases may not be necessary.

Non-Interest Income. This category includes fees derived from checking accounts, ATM transactions, debit card use and other fees. It also includes increases in the cash-surrender value of MSB’s bank owned life insurance. Overall, non-interest income was $974,000 for the year ended December 31, 2019 compared to $800,000 for the year ended December 31, 2018, an increase of $174,000 or 21.75%.

Income from fees and service charges totaled $346,000 for the year ended December 31, 2019 compared to $334,000 for the year ended December 31, 2018, an increase of $12,000 or 3.59%. The increase was attributable to higher volume in services fees charged during the year.

Income on bank owned life insurance was $554,000 and $388,000 for the years ended December 31, 2019 and 2018, while other non-interest income was $74,000 and $78,000 for the years ended December 31, 2019 and 2018, respectively. Bank owned life insurance increased as a result of a death benefit recorded during the year.

Non-Interest Expenses. Total non-interest expenses increased by $908,000, or 7.66%, during the year ended December 31, 2019 and totaled $12.8 million as compared to $11.9 million for the year ended December 31, 2018.

Salaries and employee benefits expense increased by $96,000, or 1.44%, to $6.8 million for the year ended December 31, 2019 compared to $6.7 million for the year ended December 31, 2018. Salary and benefits increased due to normal increases in salaries and benefits expenses.

Directors’ compensation expense totaled $524,000 for the year ended December 31, 2019 compared to $490,000 for the year ended December 31, 2018, representing an increase of $34,000 or 6.94% as one director was added during the year.

Occupancy and equipment expense decreased by $30,000, or 1.92%, to $1.5 million for the year ended December 31, 2019 compared to $1.6 million for the same period a year earlier.

Service bureau fees increased by $228,000, or 65.71%, to $575,000 for the year ended December 31, 2019 compared to $347,000 for the year ended December 31, 2018 as a result of a reduction in MSB’s relationship credit that had completed during the year.

FDIC assessment expense decreased $111,000, or 52.61%, to $100,000 for the year ended December 31, 2019 compared to $211,000 for the same period a year earlier. The reduction in expense was related to an FDIC credit received for the past two quarters.

Professional services increased $685,000 totaling $2.4 million for the year ended December 31, 2019 compared with $1.7 million for the year ended December 31, 2018. The increase is associated with increased audit scope and identification of material weakness.

Other non-interest expense totaled $831,000 for the year ended December 31, 2019, compared to $813,000 for the year earlier, reflecting an increase of $18,000, or 2.21%, due to various expense category increases.

Income Taxes. The income tax expense for the year ended December 31, 2019 was $1.7 million, or 28.9% of income before taxes as compared to income tax expense of $1.8 million, or 27.2%, of the reported income before income taxes, for the year ended December 31, 2018. The increase in tax rate was primarily attributable to the tax true-up from 2018.

Average Balance Sheet. The following tables set forth certain information for the year ended December 31, 2019 and 2018. The average yields and costs are derived by dividing interest income and expense by the average daily balance of assets and liabilities, respectively, for the periods presented.

	Year Ended December 31,
	2019			2018
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
Interest-earning assets:
Loans receivable(1)	$502,186	$23,007	4.58%	$495,719	$21,960	4.43%
Securities	37,787	1,064	2.82%	39,893	1,065	2.67%
Other interest-earning assets(2)	14,367	484	3.37%	10,885	320	2.94%

Total interest-earning assets	554,340	24,555	4.43%	546,497	23,345	4.27%

Non-interest-earning assets	22,698			22,435

Total assets	$577,038			$568,932

Interest-bearing liabilities:
Interest demand & money market demand	$140,208	1,670	1.19%	$153,367	1,257	0.82%
Savings and club deposits	99,391	735	0.74%	105,623	548	0.52%
Certificates of deposit	147,253	2,877	1.95%	124,556	2,029	1.63%

Total interest-bearing deposits	386,852	5,282	1.37%	383,546	3,834	1.00%
FHLB of New York advances	73,473	1,708	2.32%	71,064	1,564	2.20%

Total interest-bearing liabilities	460,325	6,990	1.52%	454,610	5,398	1.19%

Non-interest-bearing deposits	47,228			41,746
Other non-interest-bearing liabilities	3,194			2,345

Total liabilities	510,747			498,701
Stockholders’ equity	66,291			70,231

Total liabilities and stockholders’ equity	$577,038			$568,932

Net interest income/net interest rate spread(3)		$17,565	2.91%		$17,947	3.08%

Net interest margin(4)			3.17%			3.28%

Ratio of interest-earning assets to interest-bearing liabilities	120.42%			120.21%

(1)	Non-accruing loans have been included, and the effect of such inclusion was not material. The allowance for loan losses is excluded, while construction loans in process and deferred fees are included.
(2)	Includes FHLB of NY stock at cost and term deposits with other financial institutions.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of MSB’s interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by past rate); (2) changes in rate (changes in rate multiplied by past volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended December 31, 2019 vs. 2018 Increase (Decrease)
	Volume	Due to Rate	Net
Interest and dividend income:
Loans receivable	$292	755	1,047
Securities	(29)	28	(1)
Other interest-earning assets	113	51	164

Increase in total interest income	376	834	1,210
Interest expense:
Interest demand and money market accounts	(25)	438	413
Savings and club	(6)	193	187
Certificates of deposit	408	440	848

Total interest-bearing deposits	377	1,071	1,448
FHLB of New York advances	55	89	144

Increase in total interest expense	432	1,160	1,592

Change in net interest income	$(56)	(326)	(382)

Liquidity, Commitments and Capital Resources

Millington Bank must be capable of meeting its customer obligations at all times. Potential liquidity demands include funding loan commitments, cash withdrawals from deposit accounts and other funding needs as they present themselves. Accordingly, liquidity is measured by MSB’s ability to have sufficient cash reserves on hand, at a reasonable cost and/or with minimum losses.

Senior management is responsible for managing MSB’s overall liquidity position and risk and is responsible for ensuring that MSB’s liquidity needs are being met on both a daily and long-term basis. The MSB Financial Review Committee, comprised of MSB senior management and chaired by the President and Chief Executive Officer is responsible for establishing and reviewing MSB’s liquidity procedures, guidelines, and strategy on a periodic basis.

MSB’s approach to managing day-to-day liquidity is measured through MSB’s daily calculation of investable funds and/or borrowing needs to ensure adequate liquidity. In addition, senior management constantly evaluates MSB’s short-term and long-term liquidity risk and strategy based on current market conditions, outside investment and/or borrowing opportunities, short and long-term economic trends, and anticipated short and long-term liquidity requirements. Millington Bank’s loan and deposit rates may be adjusted as another means of managing short and long-term liquidity needs. MSB does not at present participate in derivatives or other types of hedging instruments to meet liquidity demands, as MSB takes a conservative approach in managing liquidity.

At December 31, 2019, Millington Bank had outstanding commitments to originate loans of $15.4 million, unused lines of credit of $86.4 million (including $13.3 million for home equity lines of credit and $73.1 million for commercial lines of credit), and standby letters of credit of $513,000. Certificates of deposit scheduled to mature in one year or less at December 31, 2019, totaled $96.1 million.

Millington Bank had contractual obligations related to the long-term operating leases for the two branch and one operations center location that it leases (Loan Production Office, RiverWalk and Martinsville). For additional information regarding Millington Bank’s lease commitments as of December 31, 2019, see Note 9 to MSB’s consolidated financial statements beginning on page F-1.

Millington Bank has access to cash through borrowings from the FHLB, as needed, to meet its day-to-day funding obligations. At December 31, 2019, its total loans to deposits ratio was 107.46%. At December 31, 2019, Millington Bank’s collateralized borrowing limit with the FHLB was $173.6 million, of which $51.6 million was outstanding. As of December 31, 2019, Millington Bank also had a $13.0 million line of credit with a financial institution for an unsecured line of credit (which is a form of borrowing) that it could access if necessary.

Consistent with its goals to operate a sound and profitable financial organization, Millington Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards. As of December 31, 2019, MSB and Millington Bank exceeded all applicable regulatory capital requirements. See Note 8 to MSB’s consolidated financial statements beginning at page F-1 for more information about MSB and Millington Bank’s regulatory capital compliance.

Off-Balance Sheet Arrangements

MSB is a party to financial instruments with off-balance-sheet risk in the normal course of MSB’s business of investing in loans and securities as well as in the normal course of maintaining and improving Millington Bank facilities. These financial instruments include significant purchase commitments such as commitments to purchase investment securities or mortgage-backed securities and commitments to extend credit to meet the financing needs of MSB’s customers. At December 31, 2019, MSB’s significant off-balance sheet commitments consisted of commitments to originate loans of $15.4 million, unused lines of credit of $86.4 million (including $13.3 million for home equity lines of credit and $73.1 million for commercial lines of credit) and standby letters of credit of $513,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. MSB’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding MSB’s outstanding lending commitments at December 31, 2019, see Note 13 to MSB’s consolidated financial statements beginning on page F-1.

Impact of Inflation

MSB’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

MSB’s primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on MSB’s performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of MSB’s assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that MSB has made. MSB is are unable to determine the extent, if any, to which properties securing MSB’s loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

See Note 2 to MSB’s consolidated financial statements beginning on page F-1.

Quarterly Results of Operations

Three months ended	12/31/2019	9/30/2019	6/30/2019	3/31/2019	12/31/2018	9/30/2018	6/30/2018	3/31/2018
(In Thousands, Except Per Share Data)
Interest income	$6,101	$6,179	$6,167	$6,108	$6,003	$6,175	$5,738	$5,429
Interest expense	1,711	1,838	1,756	1,685	1,544	1,420	1,307	1,127

Net Interest Income	4,390	4,341	4,411	4,423	4,459	4,755	4,431	4,302
Provision for loan losses	—	—	—	—	—	60	90	90

Net Interest Income after Provision for Loan Losses	4,390	4,341	4,411	4,423	4,459	4,695	4,341	4,212
Non-interest income	381	199	204	190	198	190	208	204
Non-interest expenses	3,077	2,919	2,906	3,867	2,911	3,064	2,899	2,987

Income before Income Taxes	1,694	1,621	1,709	746	1,746	1,821	1,650	1,429
Income tax expense (benefit)	443	505	487	232	491	506	407	407

Net Income	$1,251	$1,116	$1,222	$514	$1,255	$1,315	$1,243	$1,022

Earnings per share:
Basic	$0.25	$0.22	$0.24	$0.10	$0.24	$0.25	$0.23	$0.19

Diluted	$0.25	$0.22	$0.24	$0.10	$0.24	$0.24	$0.23	$0.19

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of MSB’s assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for MSB is interest rate risk, or changes in interest rates.

MSB derives its income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more MSB earns. When market rates of interest change, the interest MSB receives on its assets and the interest MSB pays on its liabilities will fluctuate. This can cause decreases in MSB’s spread and can adversely affect income.

Quantitative Analysis. The following table presents Millington Bank’s economic value of equity (“EVE”) as of December 31, 2019. Millington Bank outsources its interest rate risk modeling and the EVE values in this table were calculated by an outside consultant, based on information provided by Millington Bank. This analysis shows:

Changes in Interest Rates (base points)	% Change in Pretax Net Interest Income	Economic Value of Equity
+400	4.30%	12.00%
+300	3.60%	12.80%
+200	2.80%	13.60%
+100	1.70%	14.30%
0	(-)%	14.60%
-100	(3.60)%	14.50%
-200	(9.60)%	14.40%

Future interest rates or their effect on EVE or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase or decrease in interest rates would adversely affect MSB’s net interest margin and earnings.

SPECIAL MEETING OF MSB STOCKHOLDERS

This document is being provided to holders of MSB common stock as MSB’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the MSB special meeting and at any adjournment or postponement of the MSB special meeting. This document is also being provided to holders of MSB common stock as Kearny’s prospectus in connection with the issuance by Kearny of its shares of common stock as consideration in the proposed merger.

Date, Time and Place of Meeting

The MSB special meeting is scheduled to be held as follows:

Date: [●]

Time: [●]:00 [●].m., local time

Place: the Grain House at The Olde Mill Inn, 225 Route 202 North, Basking Ridge, New Jersey 07920.

Purpose of the Meeting

At the MSB special meeting, MSB’s stockholders will be asked to:

•

Approve the merger agreement and the merger, pursuant to which MSB will merge with and into Kearny, with Kearny surviving the merger, and each share of MSB common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive, at their election, for each share of MSB common stock they own, either 1.30 shares of Kearny common stock (the “stock consideration”) or $18.00 in cash (the “cash consideration,” and collectively with the stock consideration, the “merger consideration”), or a combination thereof, provided that, in the aggregate, 90% of the total number of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration.

•	Approve, on a non-binding advisory basis, the merger-related compensation proposal.

•	Approve the MSB adjournment proposal, if necessary.

Who Can Vote at the Meeting

You are entitled to vote if the records of MSB showed that you held shares of MSB common stock as of the close of business on [Record Date], which is the record date for the MSB special meeting. As of the close of business on the record date, 5,184,914 shares of MSB common stock were outstanding. Each share of MSB common stock has one vote on each matter presented to stockholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote in person at the MSB special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the MSB special meeting.

Quorum; Vote Required

The MSB special meeting will conduct business only if a majority of the outstanding shares of MSB common stock is represented in person or by proxy at the meeting to constitute a quorum. If you submit valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares with respect to that proposal and your shares will not be counted to determine whether there is a quorum.

Approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of MSB common stock. Failure to submit valid proxy instructions or to vote in person will have the same effect as a vote against the merger agreement and the merger. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement and the merger.

Approval of the merger-related compensation proposal requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Approval of the MSB adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Shares Held by MSB Directors and Executive Officers and by Kearny

As of [Record Date], directors and executive officers of MSB beneficially owned [●] shares of MSB common stock. This equals [●]% of the outstanding shares of MSB common stock as of the [Record Date]. Each of MSB’s directors and executive officers, solely in his or her capacity as an MSB stockholder, has entered into a separate voting agreement with Kearny, pursuant to which each such director has agreed to vote all shares of MSB common stock over which he or she exercises sole disposition and voting rights in favor of the approval of the merger agreement and the merger and certain related matters and against alternative transactions. As of [Record Date], the MSB directors and executive officers that are party to these voting agreements exercised sole disposition and voting rights with respect to [●] shares of MSB common stock, representing [●]% of the outstanding shares of MSB common stock.    As of [Record Date], Kearny did not own any shares of MSB common stock.

Voting and Revocability of Proxies

You may vote in person at the MSB special meeting or by proxy. To ensure your representation at the MSB special meeting, MSB recommends that you vote by proxy even if you plan to attend the MSB special meeting. You can always change your vote at the special meeting.

If you are a “stockholder of record,” you can vote your shares:

•	via internet at [●];

•	via telephone by calling [●] in the United States or [●] in foreign countries;

•	by completing and mailing in the proxy card that is enclosed; or

•	by voting in person at the MSB special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

MSB stockholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote in person at the MSB special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

If you are a holder of record of MSB common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the holder of record of your shares of MSB common stock and submit your proxy without specifying a voting instruction, your shares of MSB common stock will be voted “FOR” the proposal to approve the merger agreement and the merger, “FOR” the approval of the merger-related compensation proposal, and “FOR” the MSB adjournment proposal. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing with the Corporate Secretary of MSB a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the internet or by telephone not later than [●], Eastern Time, on [●], 2020; or

•	voting in person at the special meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the MSB special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

MSB Financial Corp.

1902 Long Hill Road

Millington, New Jersey 07946-0417

Attention: Nancy E. Schmitz, Corporate Secretary

If any matters not described in this document are properly presented at the MSB special meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares of MSB common stock. MSB does not know of any other matters to be presented at the MSB special meeting.

Participants in MSB’s ESOP or MSB’s 401(k) Savings Plan

If you participate in the Millington Bank Employee Stock Ownership Plan or if you hold shares through the Millington Bank 401(k) Savings Plan, you will receive a vote authorization form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of MSB common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions from ESOP participants. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the MSB Financial Corp. Stock Fund credited to his or her account. The trustee, subject to its fiduciary duties, will vote all shares for which no directions are given or for which instructions were not received as directed by the MSB Board of Directors or the 401(K) Plan Committee of the Board. The deadline for returning your Voting Instruction Form to each plan’s trustee is [●], 2020.

Solicitation of Proxies

MSB will pay for the solicitation of proxies from MSB stockholders. In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist MSB in soliciting proxies for the MSB special meeting. MSB will pay $[●] for these services plus out-of-pocket expenses. Additionally, directors, officers and employees of MSB and Millington Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. MSB will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

MSB PROPOSAL NO. 1

APPROVAL OF THE MERGER AGREEMENT AND THE MERGER

At the MSB special meeting, stockholders will consider and vote on a proposal to approve the merger agreement and the merger. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 29 of this document.

MSB’s board of directors unanimously recommends

that MSB stockholders vote “FOR”

approval of the merger agreement and the merger.

MSB PROPOSAL NO. 2

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION THAT MAY BECOME PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF MSB IN CONNECTION WITH THE MERGER

In accordance with the requirements of the Dodd-Frank Act and the rules of the SEC adopted thereunder, MSB’s board of directors is providing stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may become payable to the four “named executive officers” of MSB in connection with the merger, as summarized in the table under the caption “Description of the Merger—Interests of MSB’s Directors and Executive Officers in the Merger—Merger-Related Executive Compensation for MSB’s Named Executive Officers” beginning on page 59 of this document.

Accordingly, at the MSB special meeting, MSB is asking its stockholders to approve, in a non-binding advisory vote, the compensation that may become payable to its named executive officers in connection with the merger through the adoption of the following resolution:

“RESOLVED, that the compensation that may become payable to its named executive officers in connection with the merger, as disclosed in the table under the caption “Description of the Merger— Interests of MSB’s Directors and Executive Officers in the Merger —Merger-Related Executive Compensation for MSB’s Named Executive Officers” in the proxy statement/prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on this Proposal No. 2 is a vote separate and distinct from the vote on Proposal No. 1 to approve the merger agreement and the merger. Because the vote is advisory in nature only, it will not be binding on either MSB or Kearny, regardless of whether the merger agreement and the merger are approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to the named executive officers of MSB, regardless of the outcome of this advisory vote, such compensation will be payable if the merger agreement and the merger are approved and the merger is completed, subject only to the contractual conditions applicable to such payment.

MSB’s board of directors unanimously recommends a vote “FOR”

approval of the merger-related compensation proposal.

MSB PROPOSAL NO. 3

ADJOURNMENT OF THE MSB SPECIAL MEETING

If there are insufficient proxies at the time of the MSB special meeting to approve the merger agreement and the merger, MSB stockholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. MSB’s board of directors does not currently intend to propose adjournment at the MSB special meeting if there are sufficient votes to approve the merger agreement and the merger (Proposal No. 1).

MSB’s board of directors unanimously recommends a vote “FOR”

approval of the MSB adjournment proposal.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement and the merger is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this document and is incorporated by reference into this document. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of MSB with and into Kearny, with Kearny as the surviving entity. Immediately following the merger of MSB with Kearny, Millington Bank will merge with and into Kearny Bank, with Kearny Bank as the surviving entity.

Consideration to be Received in the Merger

When the merger becomes effective, each share of MSB common stock issued and outstanding immediately before completion of the merger will automatically be converted into the right to receive at their election, for each share of MSB common stock they own, either 1.30 shares of Kearny common stock or $18.00 in cash, or a combination thereof, provided that, in the aggregate, 90% of the total number of shares of MSB common stock will be converted into stock consideration and the remaining MSB common stock will be converted into cash consideration.

If Kearny declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of Kearny common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide MSB stockholders with the same economic effect as contemplated by the merger agreement before any of these events.

MSB’s stockholders will not receive fractional shares of Kearny common stock. Instead, MSB’s stockholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of Kearny common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of Kearny common stock over the 10 trading days ending on the third business day before the closing date of the merger.

Background of the Merger

Since completing Millington’s conversion from a mutual holding company structure to a fully converted stock savings bank in July 2015, the MSB Board of Directors and management have periodically reviewed MSB’s strategic plans and financial prospects, including various strategies for improving MSB’s profitability as an independent institution. The purpose of each review meeting was to assist the MSB Board of Directors in considering strategic alternatives designed to enhance long-term stockholder value. At such meetings, MSB’s Board of Directors has also considered the increasing difficulty in growing profitability and operating a community financial institution under current local and national economic conditions, including the costs for technology enhancements, financial reporting and regulatory compliance and the current competitive environment. Between 2013 and January 2018, Mr. Donald J. Musso, served as a director of MSB and Millington Bank, as well as being President of FinPro Capital Advisors, Inc., a financial institutions consulting and investment banking firm with an established relationship with MSB and with significant experience advising community banks in the areas of strategic acquisitions and mergers. Mr. Musso participated in these Board discussions regarding strategic alternatives designed to enhance stockholder value during his tenure as a director.

In April 2018, representatives from FCA provided the MSB Board of Directors with a briefing related to strategic alternatives and market metrics for buyers and sellers. At this meeting, FCA discussed with the Board an overview of the future prospects of MSB as an independent entity, including scenarios involving additional growth strategies. The presentation ended with a request by the Board that FCA be invited to attend its June 2018 Board meeting to provide additional details on several companies that had a realistic chance of participating in merger or acquisition activity with MSB. In May 2018, the Board received a briefing from representatives of Jones Walker LLP, its corporate counsel, a law firm with extensive knowledge and experience in representing community banking organizations in the area of mergers and acquisitions (“Jones Walker”), regarding the merger and acquisition process and the Board’s fiduciary duties associated with being an acquirer or merging with another entity. In June 2018, the Board received a briefing from representatives of FCA related to strategic alternatives, market metrics for sellers, discussion of a potential process to explore strategic partnerships, and discussed examples of capacity to pay by potential partners. FCA also discussed potential acquisition transactions and a general discussion of potential merger partners for MSB if its Board of Directors were to decide to move forward in exploring a potential strategic acquisition or merger transaction. The MSB Board of Directors did not make any determination as to a possible strategic transaction at this meeting. The MSB Board of Directors requested that management continue to assess the business prospects of MSB on a stand-alone basis, the prospects of implementing improvements and enhancements to increase earnings in both the short and long term, and to apprise the Board of any potential acquisition or merger transactions that might arise from time to time. The Board also requested that FCA provide MSB with a proposal to assist MSB in its review and consideration of strategic alternatives and to assist the Board in reviewing and assessing options and operating scenarios intended to maximize stockholder value.

During June and July 2018, management negotiated with FCA regarding an engagement letter for FCA to serve as financial advisor related to capital markets and as mergers and acquisition advisor. The Board sought an engagement proposal from FCA based upon MSB’s long-standing relationship with FCA and an understanding that such engagement letter would reflect market competitive terms and conditions, subject to Board review and negotiation. MSB received an initial draft engagement proposal on June 19, 2018 which was reviewed and negotiated. On July 16, 2018, FCA provided MSB with a final proposed engagement letter to assist MSB in its review and consideration of strategic alternatives. The Board met on July 17, 2018, and approved FCA’s engagement letter and it was executed on that date.

During July 2018, MSB’s President, Michael Shriner, met with the Chief Executive Officer of another financial institution (“Party A”) to discuss matters of common interest, including regulatory compliance matters, the competitive environment in their market areas, and technology issues. The possibility of a strategic partnership was discussed in general terms. Later that month, Mr. Shriner and a director of MSB, met with the Chief Executive Officer of another New Jersey financial institution and had similar general conversations.

On July 30, 2018, the Board met with representatives from FCA to discuss in more detail the merger and acquisition process, the current market metrics for buyers and sellers, and illustrations of potential ability to pay by potential buyers. At this meeting the Board detailed for FCA a list of 25 potential partners for FCA to explore as a strategic merger partner. At this meeting, FCA also presented the Board with a proposed timeline for a proposed market solicitation process.

On August 27, 2018, the Board had a meeting with representatives from FCA and Jones Walker to discuss the status of the proposed process, establishing a virtual data room, confirming the list of 25 potential partners to be contacted as previously developed, a proposed timeline for a market solicitation process, and review and approval of a confidential information memorandum for distribution to potential partners after they sign a confidentiality agreement. At this meeting, the Board authorized FCA, with the assistance of management, and legal counsel, to contact the identified potential partners and negotiate the confidentiality agreements. Upon signing such confidentiality agreement, such party would be furnished the confidential information memorandum and granted access to a confidential virtual data room.

The list of potential partners included financial institutions that had previously expressed an interest in exploring a merger transaction with MSB. Other possible merger partners were identified based on, among other factors, their apparent financial capacity to pay, regulatory standing, geographic location, and market presence and market share held by the financial institutions. Beginning on August 27, 2018, FCA began contacting the 25 potential merger partners approved by the Board. A virtual data room containing the Confidential Memorandum and additional information about MSB was opened at such time to those parties who entered into a confidentiality agreement and expressed an interest in receiving additional information regarding a potential transaction with MSB. FCA distributed 19 confidentiality agreements and 16 were signed and returned. Each party had an opportunity to negotiate the terms of the confidentiality agreement. The parties that returned a signed confidentiality agreement received a confidential information memorandum and, if requested, access to a virtual data room. Interested potential parties were asked to provide preliminary non-binding indications of interest by October 1, 2018.

The confidentiality agreements signed by the parties in order to receive access to the MSB data room provided that the parties participating in the process agreed to a standstill provision that generally prohibits them from taking certain actions, including making a merger or acquisition proposal to MSB other than as invited to do so by its Board of Directors as part of the solicitation process being conducted by MSB. Such confidentiality agreement specifically provides that nothing shall prevent the signing party from making a nonbinding, confidential proposal related to a proposed transaction as part of the solicitation process being undertaken. MSB granted to each party signing the confidentiality agreement access to an electronic data room, if requested, containing certain business, financial, legal, and other information regarding MSB. Such agreements are standard provisions included in confidentiality agreements as part of a solicitation process in order for the process to remain orderly and to encourage parties submitting indications of interest to furnish their highest and best offers. All potential bidders were encouraged to provide their highest and best offer.

In 2018, Kearny was contacted and invited to sign a confidentiality agreement and have access to the data room. At the time, Kearny declined to participate in the process.

As of the initial letter of interest deadline of October 1, 2018, one written letter of interest was received by FCA from Party A. Such non-binding letter from Party A proposed a price of $19.00 per share of MSB stock in the form of 100% of stock from Party A or a mix of cash and stock with cash comprising not more than 10% of the total consideration. The exchange ratio of MSB stock for Party A stock would be fixed. The Board held a conference call with FCA in October 1, 2018 to discuss the status of the solicitation process and the letter of interest received from Party A. At this meeting the Board authorized allowing Party A to conduct additional due diligence in order to firm-up its pricing proposal. Party A declined the opportunity to conduct additional due diligence or to modify its pricing proposal included in its written letter of interest. Party A indicated that the proposal was based upon an exchange ratio determined as of the date of the October 1 letter of interest.

The Board met on October 8, 2018 to discuss the solicitation process, the proposal from Party A and other potential partners and several potential acquisition candidates. At this meeting, representatives from FCA discussed this proposal from Party A as well as the recent market volatility of financial stocks, including recent declines in the market price of stock of Party A. The Board requested that FCA seek clarification from Party A on its proposal and provide the Board with an update at its meeting on October 15, 2018. FCA received clarification of the proposal from Party A on October 9, 2018, and the Board was updated on these clarifications to be discussed at the October 15, 2018 meeting. Such clarifications included correcting the assumptions on the number of shares of restricted stock outstanding for MSB, that one Board seat was being offered by Party A, and that any dividends paid by MSB before closing would reduce the offer price. At the Board meeting on October 15, 2018, FCA updated the Board on the revised proposal from Party A and the continued market volatility of financial stocks at the time, including the pricing of the stock of Party A. The Board determined based upon the market volatility of financial stocks and the exchange ratio being offered by Party A along with the recent market declines in the stock of Party A, not to move ahead with negotiations with Party A. Further, the Board authorized FCA and management to contact another financial institution to explore a potential acquisition transaction. Contact was made with this potential partner, but after a few weeks of exploration, the other party determined not to continue such discussions. As part of MSB’s efforts to enhance shareholder value, the Board approved a special cash dividend on November 7, 2018 as part of its determination to continue executing on its business plan and remaining independent.

In March 2019, MSB had inquiries and discussions with a potential strategic partner, Party B. Party B had previously been contacted in 2018, but had elected not to participate in the 2018 process. Party B signed a confidentiality agreement with MSB in March 2019 and was provided limited due diligence materials. Party B had periodic discussions with MSB management during subsequent months. Additionally, in April 2019, Mr. Shriner, MSB’s President and Chief Executive Officer had a lunch meeting with Kearny’s Chief Executive Officer, Craig L. Montanaro. The meeting provided an opportunity for each Chief Executive Officer to share general information about each organization and for the two executives to get more acquainted with each other. In July 2019, Mr. Shriner and Mr. Seidman, a MSB director, met with an executive from Party B regarding a potential merger partner. Following that meeting, Party B expressed an interest in exploring a potential transaction with MSB and requested access to additional due diligence materials regarding MSB.

At the Board’s request, representatives from FCA met with the MSB Board on September 17, 2019 and provided the Board with an updated briefing on the M&A market since October 2018 and a capacity to pay analysis from a list of potential selected partners compiled by management, the Board and FCA. FCA representatives then fielded questions from the Board. Following such discussions, the Board concluded that it would complete the current repurchase plan and payout a special cash dividend based upon earnings since the 2018 special cash dividend, when feasible. The Board also agreed that they will keep a dialog open with institutions that may be interested in a potential transaction with MSB and will consider offers on an individual basis. In addition, the Board stated that it would continue to access other options, such as remaining independent or a potential merger of equals transaction, if appropriate. Shortly after the meeting, the Board authorized management and FCA to contact several financial institutions deemed to have the highest capacity to pay, including Kearny, Party B and other parties. Kearny and Party B were both invited to provide a non-binding letter of interest. The other parties contacted expressed no interest in pursuing the opportunity at that time.

On October 1, 2019, MSB, through FCA, received a written, non-binding letter of interest from Kearny. Such proposal anticipated pricing to be between $17.50 and $18.00 per share for MSB stock. On October 7, 2019, MSB received follow-up correspondence from Kearny reiterating its interest in pursuing a transaction with MSB with a 45 day exclusive period. MSB arranged a meeting on October 15, 2019 with Kearny’s Chief Executive Officer to discuss the letter of interest. Mr. Shriner and Mr. Seidman met with Mr. Montanaro to request some additional time to review the offer. Mr. Shriner also used the meeting to ask Mr. Montanaro questions about Kearny’s products and services, technology initiatives and wealth management services. In addition, Mr. Montanaro was told that MSB was also in discussions with another financial institution regarding a potential transaction and that such party may be submitting an offer soon. Mr. Montanaro was told that the Board plans on reviewing these offers at the October 22, 2019 Board Meeting. Mr. Montanaro understood and had no issues with the additional time request.

On October 14, 2019, MSB’s Chief Executive Officer had a conversation with an executive officer of Party B. On October 22, 2019, MSB received a non-binding letter of interest from Party B, including a request for a 45 day exclusivity period.

The MSB Board of Directors held a regular meeting on October 22, 2019, at which meeting FCA discussed the two written letters of interest recently received. The Board requested that FCA request additional clarifications from Kearny and Party B of their respective proposals. The Board also invited Kearny to conduct due diligence on a non-exclusive basis. Kearny indicated that it did not wish to invest resources in due diligence without an exclusivity period. On October 23, 2019, MSB management conferred with Party B to discuss their proposal and pricing; Party B indicated that it would review its proposal. On October 29, 2019, Party B indicated that it would revise its pricing metric. On October 30, 2019, Party B indicated that it would consider permitting MSB to continue payment of dividends through the closing, and that it would follow-up with a revised letter of interest. On that same day, Kearny was asked to clarify if its pricing is a fixed exchange ratio or a fixed price, and if MSB may continue to pay dividends through the closing.

The MSB Board of Directors held a special meeting on October 30, 2019, at which meeting FCA provided an updated presentation addressing the current assessment of the capital markets and a detailed discussion of the two written letters of interest recently received along with the additional conversations with Kearny and Party B. The Board requested that FCA request additional clarifications from Kearny and Party B of their respective proposals in order to assist the Board in its evaluation of each proposal. Kearny indicated that it would review its latest proposal and follow-up. The Board meeting adjourned pending receipt of additional clarifications from both Kearny and Party B. Later in the day, Party B provides an updated letter of interest dated October 30, 2019.

The MSB Board of Directors held a special meeting on October 31, 2019, to review the status of discussions with both Kearny and Party B. The Board decided to invite both parties to conduct additional due diligence on a non-exclusive basis in that neither proposal distinguished itself sufficiently to warrant exclusivity at this point. On November 1, 2019, Party B was invited to continue conducting additional due diligence on a non-exclusive basis. Party B revised its October 30, 2019 letter of interest removing its exclusivity condition and agreeing to continue its due diligence review. Party B was granted access to additional due diligence materials through MSB’s data room. Kearny indicated on November 1, 2019, that it would not conduct due diligence without an exclusivity agreement. On November 7, 2019, Party B notified MSB that it was pursuing another transaction at the present time and would not continue pursuing this opportunity with MSB. On that same day, MSB invited Kearny to conduct due diligence with an exclusivity period. The term of the exclusivity period was subject to negotiations. Kearny provided MSB with a revised letter of interest dated November 8, 2019 and a 38 day exclusivity period. On November 11, 2019, MSB accepted Kearny’s latest letter of interest with a 35 day exclusivity period ending on December 15, 2019.

Kearny was granted access to MSB’s data room. On November 20, 2019, MSB signed a confidentiality agreement regarding Kearny’s information so that it could conduct reverse due diligence. On November 25, 2019, Kearny conducted management interviews with MSB senior officers at FCA’s facilities. MSB conducted due diligence on Kearny during this period. On November 26, 2019, MSB received an initial draft of the Agreement, the MSB directors voting agreements and the settlement agreements with the MSB officers who previously entered into Change in Control Retention Agreements with Millington Bank.

Several weeks of negotiations between the parties followed related to the Agreement and other ancillary documents. Simultaneously, management and financial and legal advisors for Kearny and MSB’s management, legal advisor, and FCA continued due diligence efforts, which included an exchange of schedules and exhibits to the definitive merger agreement.

On December 6, 2019, Kearny’s Chief Executive Officer and its investment advisor met with MSB’s Chief Executive Officer and other MSB representatives and FCA and negotiated to resolve several remaining transaction terms. On December 13, 2019, the parties held a telephone conference and finalized certain remaining issues and set the stock exchange ratio.

On December 17, 2019, the Board of Directors of MSB, as the last item of business at its regularly scheduled meeting, discussed in full detail the definitive merger agreement and ancillary documents with representatives of FCA and legal counsel who were in attendance. Each MSB director received prior notice of such special meeting on December 12, 2019, and each director received copies of the near-final draft of the definitive merger agreement and ancillary documents prior to such meeting. FCA reviewed its financial presentation analyzing the proposed transaction with the MSB Board of Directors. The members of the MSB Board of Directors, along with representatives from FCA and legal counsel, discussed the proposed transaction in detail, including the provisions of the definitive merger agreement, the potential break-up fee and other contingencies, and the disclosure schedules prepared by each parties. Such discussions included a review of the terms of the definitive merger agreement and the items revised during negotiations, including a reduction in the termination fee that MSB might become obligated to pay in certain limited circumstances, an exchange ratio that had a value greater than $18 at the time of the transaction signing, the opportunity for stockholders to elect the form of merger consideration to be received, rather than all stockholders being required to receive the same mixture of stock and cash, the agreement providing that Kearny is giving MSB additional representations regarding Kearny’s company and its operations, the opportunity for MSB stockholders to receive cash dividends on their MSB stock between the signing date of the definitive merger agreement and the Effective Time of the Merger based upon parity with any cash dividends paid by Kearny on its common stock, and the opportunity for MSB stockholders to receive an additional cash dividend on its stock based upon certain potential cost savings which may be realized before the Effective Time of the Merger in settling certain on-going litigation with Fidelity Information Services, LLC. Such discussions also included the definitive merger agreement pricing protection in the form of a “double trigger walkaway” provision. This pricing provision would give MSB the right to terminate the merger agreement if the price of Kearny’s common stock were to fall by more than a specified percentage compared to both its initial value and the NASDAQ Bank Index. FCA reviewed with the MSB Board of Directors the financial aspects of the proposed transaction and, at the request of the MSB Board of Directors, rendered to the Board of Directors of MSB an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FCA, as set forth in its written opinion dated December 17, 2019 (as attached as Annex B to this proxy statement/prospectus), the Merger Consideration (as described in the opinion) in the Merger was fair, from a financial point of view, to the MSB stockholders. Legal counsel again reviewed the MSB Board of Directors’ fiduciary duties as directors of MSB in connection with its consideration of the proposed transaction.

The MSB Board of Directors and legal counsel then reviewed in detail the terms of the ancillary documents, including the voting agreements to be entered into by the MSB directors. The MSB Board also discussed the anticipated transaction fees and expenses, including the proposed fees to be paid to FCA in accordance with its engagement letter signed in July 2018. Following these presentations and discussion among the members of the MSB Board of Directors, including consideration of the factors described under “The Merger—MSB’s Reasons for the Merger; Recommendation of MSB’s Board of Directors,” the MSB Board of Directors determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of MSB and its stockholders. The MSB directors unanimously voted to adopt and approve the Merger Agreement and the transactions contemplated thereby and the MSB Board of Directors’ recommendation that the MSB stockholders approve and adopt the Merger Agreement.

On December 18, 2019, following the completion of the Kearny Board meeting, representatives of MSB and Kearny executed the Merger Agreement and ancillary documents, and the MSB directors executed the voting agreements. On December 18, 2019, after the close of trading on NASDAQ, Kearny and MSB issued a joint press release announcing the proposed transaction between Kearny and MSB.

MSB’s Reasons for the Merger and Recommendation of the Board of Directors

After careful consideration, the MSB Board of Directors, at a meeting held on December 17, 2019, determined that the merger with Kearny is in the best interests of MSB and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and unanimously recommends that MSB’s stockholders vote “FOR” the approval of the MSB merger proposal. In reaching its decision to approve and recommend the approval of the merger agreement, the MSB Board of Directors evaluated the merger agreement and the merger in consultation with MSB’s management, as well as MSB’s financial and legal advisors, and considered a number of factors, including the following material factors which are not intended to be exhaustive and are not presented in any relative order of importance:

•

the consideration offered by Kearny, which, as of December 17, 2019 (the date that the MSB Board of Directors approved the merger agreement) represented: 146% of MSB’s tangible book value per share; 20.6x MSB’s trailing twelve month earnings, and a 8.0% core deposit premium;

•

its understanding of the current and prospective environment in which MSB operates, including national and local economic conditions, the interest rate environment and various fluctuations in interest rates, concentration in commercial real estate loans, the competitive environment for financial institutions generally and especially with respect to deposit gathering and retention and pricing, and the likely effect of these factors on MSB both with and without the proposed merger and the execution risks of attempting to address the foregoing considerations as a standalone entity;

•

each of Kearny’s, MSB’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the MSB Board of Directors considered its view that Kearny’s financial condition and asset quality were sound, that Kearny’s business and operations complemented those of MSB, and that the merger would result in a combined company with larger market presence and resources and what is anticipated to be greater value to MSB stockholders. The MSB Board of Directors further considered that Kearny’s earnings and prospects, and synergies potentially available in the proposed transaction, created an opportunity for the combined company to have higher future earnings and prospects compared to MSB’s earnings and prospects on a stand-alone basis. In particular, the MSB Board of Directors considered, among other things, the following:

•

MSB’s future potential growth and business model without doing a business combination, especially in light of factors such as increased competition and uncertainty in the banking sector and the marketplace as a whole;

•	the low probability of MSB completing a desirable acquisition in the near term and/or having sufficient assets and resources to do so;

•

the belief that continued significant growth in earnings is required for MSB to be in a position to deliver a competitive return to its stockholders and that achieving such growth in earnings would require significant investment in both resources and time to achieve those results;

•

the belief that the merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to MSB stockholders as compared to continuing to operate as a stand-alone entity;

•

the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•

the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

•	the expected current and future value of MSB’s common stock should MSB not enter into the merger agreement versus the merger consideration being paid pursuant to the merger agreement;

•	the ability to strengthen Kearny’s scale and competitive position in the New Jersey market, thereby adding expected value to MSB stockholders through a combined company;

•	the anticipated cost savings that may be realized by Kearny through integration of MSB into its franchise with significant synergies and cost-savings;

•	its high level of familiarity with Kearny’s franchise and client base;

•	its review and discussions with Kearny’s management and advisors concerning MSB’s due diligence examination of Kearny’s business;

•	the anticipated pro forma financial impact of the merger on the combined company, including the estimated accretion to earnings in first year of fully phased-in cost-savings;

•	the expectation that the merger consideration, other than the cash consideration, will be generally tax-free for United States federal income tax purposes to MSB’s stockholders;

•

that 90% of the MSB shares will be exchanged for Kearny stock and 10% of the MSB shares will be exchanged for cash, thereby providing MSB stockholders the opportunity to elect to receive stock-for-stock consideration, which offers MSB stockholders the opportunity to participate as stockholders of Kearny in the future performance of the combined company, or to sell their shares in the market if they do not wish to be stockholders of Kearny;

•	the fact that the exchange ratio is fixed, which the MSB Board of Directors believes is consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that the more active trading market in Kearny common stock would give MSB stockholders greater liquidity for their investment;

•	the ability of Kearny to complete the merger from a financial and regulatory perspective;

•	the low probability of securing a more attractive proposal from another institution capable of consummating the transaction in light of the process undertaken;

•

that the Merger Agreement does not preclude a third party from making an unsolicited acquisition proposal to MSB and that, under certain circumstances more fully described under “The Merger Agreement—Agreement Not to Solicit Other Offers,” MSB may furnish non-public information to, and enter into discussions with, such a third party regarding an acquisition proposal;

•

the ability of MSB to terminate the Merger Agreement (subject to Kearny’s right to increase the Exchange Ratio) if the price of Kearny’s common stock declines more than 20% relative to its price before public announcement of the transaction and combined with such decline being at least 20% greater than a corresponding decline in the value of the NASDAQ Bank Index during the same period;

•

the ability of MSB to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal if certain requirements are met, subject to the payment of a termination fee by MSB of $3.54 million, an amount that was negotiated at arm’s-length and was determined by the MSB Board of Directors to be reasonable under the circumstances and generally comparable to termination fees in other similar transactions;

•

the financial analyses of FCA presented on December 17, 2019 to the MSB Board of Directors, as well as the related opinion of FCA, dated December 17, 2019, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by FCA, as more fully described in the opinion, the merger consideration set forth in the merger agreement was fair, from a financial point of view, to the holders of MSB common stock;

•

the opportunity for MSB stockholders to receive additional consideration in the form of a special cash dividend if certain pending litigation is settled before the merger effective date on favorable terms;

•	the fact that MSB’s stockholders will have a chance to vote on the merger; and

•

its review with MSB’s independent legal counsel, Jones Walker, of the material terms of the merger agreement, including, without limitation, deal protection and fee reimbursement provisions, the board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal and terminate the merger agreement in order to enter into an agreement with respect to a superior proposal, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement.

The MSB Board of Directors also considered potential risks relating to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included, without limitation:

•

the restrictions on the conduct of MSB’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent MSB from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of MSB absent the pending merger;

•	the possibility of Kearny encountering difficulties in achieving anticipated cost-savings in the amounts estimated or in the time frame contemplated;

•	the risk of losing key MSB employees during the pendency of the merger and thereafter, thereby impacting the earnings projections of the combined entity;

•	the possibility of encountering difficulties in successfully integrating MSB’s business, operations, and workforce with those of Kearny;

•

the possibility of Kearny’s stock price fluctuating and decreasing between signing the merger agreement and the completion of the merger, which could decrease the value of the consideration to be paid to MSB stockholders;

•

certain merger-related costs, including the payments and other benefits to be received by MSB personnel in connection with the merger pursuant to existing MSB equity plans, change of control agreements, and the merger agreement;

•	the merger’s effect on Kearny’s regulatory capital levels;

•	diversion of management attention and resources from the operation of MSB’s business towards the completion of the merger;

•

the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner, or at all, or may otherwise impose unacceptable conditions;

•	the risk of having to pay a termination fee should the merger agreement be terminated under certain circumstances;

•

the risk that other third parties might be deterred from making a superior acquisition proposal in light of the termination fee, and that MSB would prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement;

•

that the interests of certain of MSB’s directors and executive officers may be different from, or in addition to, the interests of MSB stockholders generally, as described under the heading “The Merger—Interests of MSB’s Directors and Executive Officers in the Merger”;

•	the risk of potential employee attrition and/or other adverse effects on MSB’s business and customer relationships as a result of the merger;

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The MSB Board of Directors unanimously determined that the benefits of the merger proposal substantially outweighed the potential risks, and concluded that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of MSB and its stockholders. For the reasons stated above, the MSB Board of Directors unanimously voted to approve the merger, the merger agreement, and the transactions contemplated thereby, and to recommend that MSB’s stockholders approve the merger agreement.

Accordingly, the MSB Board of Directors unanimously recommends that MSB stockholders vote “FOR” the MSB merger proposal, “FOR” the MSB compensation proposal, and “FOR” the MSB adjournment proposal.

It should be noted that this explanation of the MSB Board of Directors’ reasoning presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

In addition, the MSB Board of Directors was aware of the fact that some of MSB’s directors and executive officers may have other interests in the merger that may be different from, or in addition to, their interests as MSB stockholders, as more fully described under “—Interests of MSB’s Directors and Executive Officers in the Merger.” The MSB Board of Directors also realized that there can be no assurance about future results, including results expected or considered in the factors listed above.

The foregoing discussion of the information and factors considered by the MSB Board of Directors is not intended to be exhaustive, but includes the material factors considered by the MSB Board of Directors. The MSB Board of Directors also considered various other factors that are set forth in the section under the heading “The Merger—Background of the Merger.” In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the MSB Board of Directors did not quantify or assign any relative weight to the factors considered and individual directors may have given different weight to different factors. The MSB Board of Directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

The MSB board of directors unanimously recommends that MSB’s stockholders vote “FOR” the approval of the merger agreement and the merger, “FOR” the merger-related compensation proposal and “FOR” the MSB adjournment proposal. MSB stockholders should be aware that MSB’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other MSB stockholders. The MSB board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger proposal be approved by the stockholders of MSB. See “—Interests of MSB’s Directors and Executive Officers in the Merger.”

This summary of the reasoning of the MSB board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement About Forward-Looking Statements.”

Recommendation of the MSB Board of Directors

MSB’s board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that you vote “FOR” the approval of the merger agreement and the merger.

Opinion of MSB’s Financial Advisor

MSB engaged FinPro Capital Advisors, Inc. to act as its financial advisor in connection with its merger and acquisition activities. FCA was also engaged to provide its opinion as to the fairness, from a financial point of view, to MSB stockholders, of the consideration as proposed in the merger agreement, to be received by MSB’s common equity stockholders in the merger. FCA is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. MSB selected FCA because of its knowledge of, experience with, and reputation in the financial services industry.

MSB’s Board of Directors considered and approved the merger agreement at a Board of Directors meeting held on December 17, 2019. FCA delivered to the Board of Directors a fairness opinion presentation concluding that the merger consideration was fair to MSB stockholders from a financial point of view.

The full text of FCA’s written opinion is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.

MSB stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FCA.

FCA’s opinion speaks only as of the date of such opinion. FCA’s opinion addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any MSB stockholder as to how the stockholder should vote at the MSB special meeting on the merger agreement or any related matter.

In rendering its opinion, FCA considered among other things:

•	The merger agreement;

•	The most recent year-end and quarter-end audited and unaudited financial statements for each of MSB and Kearny;

•

Certain other public and non-public information regarding each of MSB and Kearny relating to the business, earnings, cash flow, assets, liabilities and prospects of each, including among other things, (a) internal financial forecasts and the financial condition provided to, and discussed with, FCA by MSB management relating to MSB’s business, and (b) financial forecasts and the financial results and the financial condition of Kearny;

•	Reverse due diligence conducted on Kearny;

•	The sales process MSB undertook with FCA as its advisor;

•	The trading and merger market for bank and thrift stocks;

•	Acquisition multiples of comparable institutions;

•	The potential investment value of MSB’s shares; and

•

The ability for Kearny to execute on the proposed transaction, including analyses and forecasts of certain cost savings and other synergies expected by management of MSB and Kearny, discussed with management of MSB and Kearny’s financial advisor, to result from the merger.

In performing its review and in rendering its opinion, FCA has relied upon the completeness and accuracy of all of the financial and other information that was available to it from public sources, that was provided to it by MSB and Kearny, or their representatives, or that was otherwise reviewed by FCA, and has assumed such completeness and accuracy for purposes of rendering its opinion. FCA has further relied on the assurances of management of MSB that they are not aware of any facts or circumstances not within the actual knowledge of FCA, as the case may be, that would make any of such information inaccurate or misleading. FCA has not been asked to verify and has not undertaken any independent verification of such information, and FCA does not assume any responsibility or liability for the completeness and accuracy thereof. FCA has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of MSB, Kearny, or any subsidiaries, or the collectability of any such assets, nor has FCA been furnished with any such evaluations or appraisals. FCA has not made any independent evaluation of the adequacy of the allowance for loan losses of MSB or Kearny, nor has FCA reviewed any individual credit files, and FCA has assumed that the respective allowance for loan losses for each of MSB and Kearny is adequate. Without limiting the generality of the foregoing, for the purpose of its analyses and opinion, FCA assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by FCA, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of MSB as to the expected future results of operations and financial condition of MSB. FCA expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the synergies) or the assumptions on which they were based.

FCA also assumed, with MSB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement, that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to the merger agreement would perform in all material respects all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on MSB, Kearny or the merger in any respect that would be material to FCA’s analyses, (iii) the merger and any related transaction would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes. FCA expressed no opinion as to any of the legal, accounting or tax matters relating to the merger or any other transactions contemplated in connection therewith.

FCA’s analyses and the views expressed in its opinion were necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to FCA as of, the date of its opinion. Events occurring after the date of the opinion could materially affect FCA’s views. FCA has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. FCA expressed no opinion as to the trading values of MSB common stock after the date of its opinion or what the value of Kearny common stock will be once it is actually received by the holders of MSB common stock.

The following is a summary of the material analyses performed by FCA and presented to the MSB Board of Directors on December 17, 2019. The summary is not a complete description of all the analyses underlying FCA’s opinions. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. FCA believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered, without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

No company included in FCA’s comparative analyses described below is identical to MSB or Kearny and no transaction is identical to the merger. An analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of MSB and Kearny and the companies to which they are being compared. In arriving at its opinion, FCA did not attribute any particular weight to any analysis or factor that it considered. Rather, FCA made qualitative judgments as to the significance and relevance of each analysis and factor. FCA did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, FCA made its determination as to the fairness of the merger consideration, from a financial perspective, to MSB shareholders on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, FCA also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of MSB, Kearny, and FCA. The analyses performed by FCA are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. FCA prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the MSB board of directors at its December 17, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, FCA’s analyses do not necessarily reflect the value of MSB common stock or the prices at which MSB or Kearny common stock may be sold at any time. The analyses of FCA and its opinion were among a number of factors taken into consideration by the MSB board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the MSB board of directors or management with respect to the fairness of the merger consideration to MSB stockholders.

Market Value Approach (Acquisition Comparables). FCA reviewed publicly available information related to selected whole bank transactions in MSB’s geographic region. The financial performance metrics of the acquired companies were compared to MSB’s most recent publicly available financials. Multiples for the Kearny/MSB transaction were analyzed relative to a comparable transaction group selected by FCA. A regional comparable acquisition group was used for the market value approach. FCA considered the following pricing multiples:

•

Price/Tangible Book Value: price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

Price/LTM (last twelve months) Earnings: price per common share paid for the acquired company to last twelve months earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

Core Deposit Premium: (excess of purchase price over tangible common equity) to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

Comparable Regional Group. FCA used the following criteria to determine the Comparable Regional Group: Whole bank transactions announced after January 1, 2019, where the acquired company was headquartered in the Mid-Atlantic and Northeast regions, where the acquired company had total assets between $250 million and $1.0 billion. The following transaction types were excluded from the analysis: transactions where the acquired company was structured as a mutual or MHC.

The selected transactions were:

Acquirer’s Full Name	Seller’s Full Name	Seller’s City, State
Fidelity D & D Bancorp, Inc.	MNB Corporation	Bangor, PA
Cambridge Bancorp	Wellesley Bancorp, Inc.	Wellesley, MA
Centreville Bank	PB Bancorp, Inc.	Putnam, CT
Community Bank System, Inc.	Steuben Trust Corporation	Hornell, NY
Citizens Financial Services, Inc.	MidCoast Community Bancorp, Inc.	Wilmington, DE
ConnectOne Bancorp, Inc.	Bancorp of New Jersey, Inc.	Fort Lee, NJ
OceanFirst Financial Corp.	Country Bank Holding Company, Inc.	New York, NY
Investors Bancorp, Inc.	Gold Coast Bancorp, Inc.	Islandia, NY
ACNB Corporation	Frederick County Bancorp, Inc.	Frederick, MA
1st Constitution Bancorp	Shore Community Bank	Toms River, NJ
Columbia Financial, Inc. (MHC)	Stewardship Financial Corporation	Midland Park, NJ
Liberty Bank	SBT Bancorp, Inc.	Weatogue, CT
Community Bank System, Inc.	Kinderhook Bank Corp.	Kinderhook, NY

The results of the analysis are set forth in the following table:

		Regional Comparable Transactions(1)
Comparison	MSB / Kearny	25th Percentile	Median	75th Percentile

Transaction Pricing at Announcement

Price/LTM Earnings (x)	23.0	15.4	17.3	21.0
Price/Tang. Book Value (%)	147.2	145.3	162.3	170.5
Core Deposit Premium (%)(2)	8.3	6.9	8.2	9.5

Target’s Financials at Announcement
Total Assets ($, in millions)	591,253	442,421	572,323	783,352
Tang. Equity/Tang. Assets (%)	10.86	8.08	9.04	10.27
NPAs/Assets (%)(3)	2.07	0.46	0.62	1.02
LTM ROAA (%)	0.71	0.69	0.83	0.94
LTM ROAE (%)	6.24	7.54	9.95	11.08
Asset Growth (%)(4)	0.15	2.39	4.25	5.69
Deposit Growth (%)(4)	8.79	1.94	4.85	5.68

(1)	Source: SNL Financial, FCA Computations for Kearny/MSB transaction pricing multiples.
(2)	Core Deposit Premium calculated as (Deal Value – Tangible Equity) / (Core Deposits). Core deposits defined as total deposits less time deposits >$100,000.
(3)	Balances include all performing TDRs.
(4)	Most recent reported data relative to prior year.

Below is the full table and financial multiples and metrics that are shown above utilizing the 25th percentile, median and 75th percentile for the Regional Comparable Transactions:

		Transaction Pricing at Announcement							Target’s Financials at Announcement
	Transaction Name	Target City	Target State	Announce Date	Deal Value ($mil)	Price/ LTM Earnings (x)	Price/ Tangible Book Value (%)	Franchise Premium/ Core Deposits (%)	Total Assets ($000s)	Tang. Equity/ Tang. (%)	NPAs/ Assets (%)	ALLL/ NPLs (%)	LTM ROAA (%)(1)	LTM ROAE (%)(1)	Asset Growth (%)(2)	Deposit Growth (%)(2)
1	Fidelity D & D / MNB Corp.	Bangor	PA	12/10/19	78.7	21.0	200.4	11.56	412,770	9.51	0.53	126.81	0.94	10.79	4.25	5.75
2	Cambridge Bancorp / Wellesley Bancorp	Wellesley	MA	12/5/19	119.8	17.4	158.5	7.89	985,867	7.28	0.17	NA	0.70	9.48	13.13	5.68
3	Centreville Bank / PB Bancorp	Putnam	CT	10/22/19	115.5	25.4	145.3	NA	538,030	14.72	1.20	58.85	0.82	5.09	3.39	4.90
4	Community Bank System / Steuben Trust	Hornell	NY	10/21/19	108.6	15.4	170.5	11.50	576,601	11.05	0.55	517.24	1.25	11.96	4.63	4.85
5	Citizens Financial / MidCoast Community	Wilmington	DE	9/18/19	29.9	12.2	117.1	2.90	268,546	9.51	0.17	466.44	0.97	9.85	10.99	9.90
6	ConnectOne Bancorp / Bancorp of New Jersey	Fort Lee	NJ	8/16/19	113.4	19.6	122.0	4.62	924,718	10.01	1.42	72.25	0.65	6.56	4.64	3.43
7	OceanFirst Financial / Country Bank Hold Co.	New York	NY	8/9/19	102.2	9.8	151.0	7.50	783,352	NA	1.00	NA	NA	NA	7.53	6.93
8	Investors Bancorp / Gold Coast Bancorp	Islandia	NY	7/24/19	63.6	25.1	134.9	5.05	572,323	8.07	0.00	NA	0.45	5.65	2.85	1.94
9	ACNB Corp. / Frederick County Bancorp	Frederick	MD	7/2/19	62.3	21.8	162.7	8.29	442,421	8.18	0.46	203.20	0.65	7.87	5.69	5.67
10	1st Constitution / Shore Community Bank	Toms River	NJ	6/24/19	53.1	13.2	162.3	10.70	273,938	11.62	0.62	343.90	1.45	13.20	2.39	2.08
11	Columbia Financial / Stewardship Financial	Midland Park	NJ	6/7/19	137.2	17.3	166.7	8.19	961,130	8.56	0.77	108.70	0.83	10.08	0.58	0.19
12	Liberty Bank / SBT Bancorp	Weatogue	CT	3/21/19	71.4	17.3	202.0	9.15	478,676	7.34	1.02	NA	0.81	12.42	(5.03)	(6.42)
13	Community Bank System / Kinderhook Bank	Kinderhook	NY	1/22/19	93.2	17.1	184.3	9.14	631,996	8.08	1.48	NA	0.86	10.04	2.16	1.79
	25% Percentile				63.6	15.4	145.3	6.89	442,421	8.08	0.46	99.59	0.69	7.54	2.39	1.94
	Median:				93.2	17.3	162.3	8.24	572,323	9.04	0.62	165.00	0.83	9.95	4.25	4.85
	75% Percentile:				113.4	21.0	170.5	9.54	783,352	10.27	1.02	374.54	0.94	11.08	5.69	5.68
	MSB Financial Corp.				95.0	23.0	147.2	8.33	591,253	10.86	2.07	46.28	0.71	6.24	0.15	8.79

The merger consideration price to tangible book multiple of 147.2% was between the median and the 25th percentile for the regional comparable group, and price to LTM earnings of 23.0x was above the 75th percentile for the regional comparable group. The merger consideration core deposit premium of 8.3% was above the median for the regional comparable group.

Investment Value Approach (Discounted Cash Flow). FCA performed a discounted cash flow (“DCF”) analysis to estimate a range of the present values of free cash flows, inclusive of projected cash dividends to stockholders and net income held in retained earnings that MSB could generate on a stand-alone basis. The purpose of this analysis was to determine the range of present values of a potential MSB liquidity event at September 30, 2024. The DCF analysis does not include any synergies or cost savings in the analysis as it is an analysis of MSB operating independently from September 30, 2019 through September 30, 2024 and then a projected sale of MSB at that time. The DCF analysis is a widely used valuation methodology that relies on numerous assumptions, including MSB’s financial projections, terminal values, and discount rates. In performing this analysis, FCA utilized projections provided and verified by MSB through September 30, 2024. The projections utilized for the investment value approach are shown below.

Period Ending	9/30/2019 Actual LTM	12 Months ending 9/30/2020 (Projected)	12 Months ending 9/30/2021 (Projected)	12 Months ending 9/30/2022 (Projected)	12 Months ending 9/30/2023 (Projected)	12 Months ending 9/30/2024 (Projected)
Net Income (in thousands)	4,107	4,307	4,269	4,483	4,707	4,942
Fully Diluted Shares (in thousands)	5,070	5,054	5,054	5,054	5,054	5,054
Earnings Per Share	0.81	0.85	0.84	0.89	0.93	0.98

Tangible Common Equity (in thousands)	64,220	64,213	64,213	64,213	64,213	64,213
Total Shares Outstanding (in thousands)	5,201	5,185	5,185	5,185	5,185	5,185
Tangible Book Value Per Share	12.35	12.38	12.38	12.38	12.38	12.38

Dividends Per Share	0.96	0.83	0.82	0.86	0.91	0.95

FCA utilized a discount rate based on a Capital Asset Pricing Model (“CAPM”) approach. The CAPM model utilized the Duff & Phelps long-term risk-free rate, the decile 10 size premium (the premium for companies with market capitalization of companies between $2.455 million and $321.578 million) , and the beta based on the 3 Year Benchmark—SNL U.S. Bank $500 M-$1B benchmarked against the S&P 500 as of December 12, 2019. This resulted in a base discount rate of 10.6%.

CAPM Discount Rate Build Up:

Long Term Risk Free Rate (LTRFR)	3.5%	Duff & Phelps Normalized Rate

Beta	0.3499	3-Year Benchmark- SNL U.S. Bank $500M—$1B Benchmarked Against S&P 500

Equity Risk Premium (ERP)	5.5%	Duff & Phelps Recommended ERP

Size Premium (SP)	5.2%	10—Smallest—Market Cap of Smallest Company $2.455 Million and Largest Company $321.578 Million

Discount Rate:	10.6%	CAPM = LTRFR + SP + (Beta x ERP)

A range of discount rates were utilized that were 2% and 1% below the base rate and 1% and 2% above the base rate. Thereby the discount rates ranged from 8.6% to 12.6%. In calculating the terminal value, FCA utilized between 146.3% and 178.3% for a P/TBVS (price to tangible book value approach) and earnings multiples between 15.3 times and 19.3 times for a P/E (price to earnings) approach. The midpoint of the P/TBVS and P/E multiple ranges are the medians of the regional comparable group. The sensitivity analysis range provides for values both above and below this midpoint. This resulted in a range of present values from $13.26 to $18.15 on a tangible book value basis and $11.52 to $16.04 per share on an earnings basis. The consideration at issuance of the fairness opinion was a takeout value of $18.16 per share1. All present values calculated on a tangible book value basis and an earnings basis were below the consideration price.

Kearny—Financial Condition, Performance and Comparable Company Analysis

FCA conducted an analysis of Kearny common stock to determine that the value of its common stock in the exchange falls within a reasonable valuation range. Kearny is traded on the NASDAQ exchange. FCA considered the financial condition and performance of Kearny and comparisons to comparable companies on a trading basis.

FCA selected 10 companies it considered comparable to Kearny, utilizing the following criteria:

•	Publicly traded banks located in the Mid-Atlantic region (excluding Puerto Rico);

•	With total assets less between $5.0 billion and $8.0 billion;

•	With NPAs (including performing TDRs) as a percentage of total assets less than 2%;

•	Excluding institutions with an MHC ownership structure;

•	Excluding any publicly announced merger targets.

[1]

Under the terms of the proposed transaction, Kearny will acquire MSB in a 10% cash and 90% stock transaction, based upon a fixed exchange ratio of 1.30 and a fixed cash consideration price of $18.00 per share. Utilizing Kearny’s 10-Day Volume Weighted Average Price (“VWAP”) as of December 12, 2019 results in a consideration price of $18.16 per share (combined consideration).

The criteria resulted in the following Comparable Trading Group:

Company Name	City	State
Amalgamated Bank	New York	NY
ConnectOne Bancorp, Inc.	Englewood Cliffs	NJ
Dime Community Bancshares, Inc.	Brooklyn	NY
Flushing Financial Corporation	Uniondale	NY
Lakeland Bancorp, Inc.	Oak Ridge	NJ
S&T Bancorp, Inc.	Indiana	PA
Tompkins Financial Corporation	Ithaca	NY
TriState Capital Holdings, Inc.	Pittsburgh	PA
TrustCo Bank Corp NY	Glenville	NY
Univest Financial Corporation	Souderton	PA

Market Pricing and Valuation as of December 12, 2019

Below is the full table of trading information for the Comparable Trading Group:

Company Name	Market Cap ($mil)	Price/ MRQ Core EPS (x)	Price/ LTM Core EPS (x)	Price/ Tangible Book (%)	Tangible Premium Core Dep (%)	Dividend Payout Ratio (%)	Dividend Yield (%)	Avg. Daily Volume (3 mo)	Avg. Daily Volume (1 yr)
Amalgamated Bank	627.9	11.8	12.0	134.7	4.0	16.5	1.6	96,343	57,545
ConnectOne Bancorp, Inc.	895.2	9.7	11.0	163.1	NA	16.7	1.4	90,235	112,214
Dime Community Bancshares, Inc.	729.0	39.6	17.4	132.1	5.1	48.7	2.8	155,288	143,460
Flushing Financial Corporation	588.0	13.8	14.6	107.8	NA	58.7	4.0	80,580	62,475
Lakeland Bancorp, Inc.	865.5	11.5	12.1	156.7	6.7	36.6	2.9	117,328	136,896
S&T Bancorp, Inc.	1325.6	12.1	12.9	191.3	11.8	36.6	2.9	146,127	116,961
Tompkins Financial Corporation	1345.8	16.3	17.0	240.9	NA	38.8	2.3	49,795	44,137
TriState Capital Holdings, Inc.	746.7	12.5	12.7	176.9	6.5	NM	NA	116,837	121,143
TrustCo Bank Corp NY	849.0	14.4	14.2	161.5	NA	44.0	3.1	291,335	248,955
Univest Financial Corporation	788.6	11.0	11.2	161.6	7.6	34.2	3.0	75,590	97,403
25% Percentile:	733.4	11.6	12.0	140.2	5.5	34.2	2.3	82,994	71,207
Median:	818.8	12.3	12.8	161.6	6.6	36.6	2.9	106,590	114,588
75% Percentile:	887.8	14.2	14.5	173.4	7.4	44.0	3.0	138,927	132,958
Mid-Atlantic Region Liquid Comps	330.9	12.3	13.1	145.3	6.4	34.5	2.6	27,699	23,431
National Median—Liquid Comps	483.6	12.5	13.1	153.6	7.4	31.4	2.3	40,401	41,022
Kearny Financial Corp.	1157.8	25.1	26.7	135.3	NA	52.1	2.0	265,879	290,318

Kearny trades below the 25th percentile on a price to tangible book value basis but above the 75th percentile on a price to earnings basis. Dividend yield is below the 25th percentile while liquidity is higher relative to the 75th percentile.

Below are the full tables of financial performance for the Comparable Trading Group:

Balance Sheet Strength, Composition & Liquidity Growth

Company Name	City	State	Total Assets ($000s)	Cash/ Deposits (%)	Gross Loans HFI/ Total Assets (%)	Gross Loans HFI/ Deposits (%)	Nonint. Bearing Deposits/ Total Dep. (%)	Wholesale Funding Ratio (%)(1)	Asset Growth Rate (%)(2)	Loan Growth Rate (%)(2)	Deposit Growth Rate (%)(2)
Amalgamated Bank	New York	NY	5,029,769	1.65	69.60	80.99	45.42	NA	8.47	9.38	7.07
ConnectOne Bancorp, Inc.	Englewood Cliffs	NJ	6,161,269	4.08	82.95	107.56	17.43	30.09	14.76	15.26	19.12
Dime Community Bancshares, Inc.	Brooklyn	NY	6,425,335	2.56	85.33	124.86	9.48	27.50	2.08	1.32	(0.01)
Flushing Financial Corporation	Uniondale	NY	7,110,895	1.75	81.08	115.91	8.48	27.97	8.74	7.17	5.47
Lakeland Bancorp, Inc.	Oak Ridge	NJ	6,492,474	5.41	75.83	94.49	21.13	13.78	15.55	13.79	12.23
S&T Bancorp, Inc.	Indiana	PA	7,571,991	2.90	81.82	103.56	24.91	10.15	6.57	6.75	9.42
Tompkins Financial Corporation	Ithaca	NY	6,627,982	2.37	73.26	90.42	27.99	6.95	(1.76)	1.13	6.86
TriState Capital Holdings, Inc.	Pittsburgh	PA	7,198,449	6.30	83.58	98.72	5.12	18.70	29.16	26.44	28.18
TrustCo Bank Corp NY	Glenville	NY	5,222,469	10.10	76.31	89.33	10.16	4.90	6.92	4.17	6.22
Univest Financial Corporation	Souderton	PA	5,353,611	5.19	79.42	98.02	27.63	7.96	11.49	10.05	13.56
25% Percentile:			5,555,526	2.42	75.95	91.44	9.65	7.96	6.66	4.82	6.38
Median:			6,458,905	3.49	80.25	98.37	19.28	13.78	8.61	8.25	8.25
75% Percentile:			6,990,167	5.36	82.67	106.56	26.95	27.50	13.94	12.86	13.23
Mid-Atlantic Region Liquid Comps			2,313,677	NA	74.97	95.58	21.10	NA	7.42	6.52	7.81
National Median – Liquid Comps			3,152,669	NA	73.36	92.94	23.37	NA	7.42	6.83	7.42
Kearny Financial Corp.	Fairfield	NJ	6,641,006	3.08	69.34	109.71	7.69	27.45	(0.23)	(1.00)	6.26

Source: S&P Global

(1)	Borrowings (ex. Sub Debt/TruPs) + Brokered & Listing Service Deposits as a % of Total Deposits and Borrowings
(2)	Growth rates are for the trailing twelve months

Kearny’s asset size is slightly above the comparable median, while loans as a percentage of total assets is below the 25th percentile. Noninterest bearing deposit levels are lower relative to the comparable group median, and reliance on wholesale funding is higher than the comparable group median.

Capital, Asset Quality and Profitability

Company Name	City	State	Tangible Common Equity/ Tangible Assets (%)	Tier 1 Leverage Ratio (%)	Adjusted Texas Ratio (%)(1,2)	NPAs/ Total Assets (%))	LLR/ Gross Loans (%)	Core ROAA (%)	Core ROAE (%)	Noninterest Income/ Avg (%)	Noninterest Expense/ Avg (%)	Net Interest Margin (FTE) (%)	2020 Median Household Income ($)	Projected Annualized Change in Median HHI (%)
Amalgamated Bank	New York	NY	9.31	9.03	13.44	1.42	0.96	1.11	11.82	0.60	2.67	3.57	NA	NA
ConnectOne Bancorp, Inc.	Englewood Cliffs	NJ	9.21	9.39	9.48	1.17	0.75	1.38	11.92	0.12	1.52	3.30	98,478	10.25
Dime Community Bancshares, Inc.	Brooklyn	NY	8.69	8.76	2.58	0.26	0.50	0.66	6.97	0.16	1.41	2.38	80,744	14.05
Flushing Financial Corporation	Uniondale	NY	7.78	8.71	3.50	0.26	0.38	0.60	7.41	0.00	1.61	2.55	97,390	12.52
Lakeland Bancorp, Inc.	Oak Ridge	NJ	8.72	10.12	2.62	0.34	0.78	1.16	10.65	0.39	2.01	3.42	93,576	8.89
S&T Bancorp, Inc.	Indiana	PA	9.51	10.20	8.56	1.19	1.00	1.43	10.92	0.67	2.11	3.61	63,889	9.59
Tompkins Financial Corporation	Ithaca	NY	8.58	9.43	4.32	0.45	0.85	1.21	12.77	1.15	2.72	3.34	71,615	9.39
TriState Capital Holdings, Inc.	Pittsburgh	PA	5.92	7.91	0.72	0.06	0.22	0.99	11.95	0.80	1.72	2.05	NA	NA
TrustCo Bank Corp NY	Glenville	NY	10.07	10.21	6.12	0.67	1.11	1.18	11.93	0.51	2.08	3.19	72,960	11.74
Univest Financial Corporation	Souderton	PA	9.42	9.97	5.46	0.71	0.79	1.38	10.98	1.25	2.78	3.62	88,283	12.46
25% Percentile:			8.60	8.83	2.84	0.28	0.56	1.02	10.72	0.22	1.64	2.71	72,624	9.54
Median:			8.97	9.41	4.89	0.56	0.79	1.17	11.40	0.56	2.05	3.32	84,514	11.00
75% Percentile:			9.39	10.08	7.95	1.05	0.93	1.34	11.93	0.77	2.53	3.53	94,530	12.47
Mid-Atlantic Region Liquid Comps			9.32	10.04	5.43	0.65	0.94	1.07	9.75	0.67	2.45	3.43	79,474	10.21
National Median – Liquid Comps			9.75	10.23	4.30	0.55	0.90	1.21	10.40	0.74	2.62	3.62	67,883	10.72
Kearny Financial Corp.	Fairfield	NJ	13.93	13.79	2.40	0.41	0.70	0.69	3.97	0.16	1.63	2.59	89,637	11.11

Source: S&P Global

(1)	Texas Ratio is defined as NPA ex. Performing TDRs / Tangible Equity + ALLL
(2)	Adjusted = adjusted for FDIC loss share coverage

Kearny’s capital levels are less leveraged relative to the comparable group, while asset quality is generally stronger. Core ROAA, ROAE, and net interest margin are below the comparable group medians. Median household income is above a strong median.

Pro Forma Analysis. FCA considered and reviewed the pro forma financial impact of the transaction to ensure that Kearny, post-transaction, has key ratios for the combined entity that are likely to be acceptable from a regulatory perspective. FCA analyzed certain potential pro forma effects of the merger, based on the following assumptions that were verified by MSB management: (i) the merger closes during the second quarter of 2020; (ii) 90% of the outstanding shares of MSB common stock are converted into the stock consideration at a 1.3000 exchange ratio and 10% of the outstanding shares of MSB common stock receive $18.00 in cash; (iii) all outstanding MSB stock options with an exercise price less than $18.00 will be cancelled in exchange for a cash payment equal to the difference between $18.00 and the per share exercise price. FCA also utilized the following assumptions: (a) estimated earnings per share for Kearny provided by Kearny management; (b) estimated earnings per share for MSB utilizing the same source projections as those utilized in the investment value approach; (c) purchase accounting adjustments consisting of a credit mark on loans equal to 1.5% of MSB Loans; (d) cost savings projections provided by Kearny equal to 45% of MSB non-interest expense; (e) estimated costs and expenses associated with the merger provided by Kearny equal to $9.1 million pre-tax; and (f) a core deposit intangible asset provided by Kearny equal to 2.0% and amortized over 10 years utilizing sum-of-the-digits methodology. The analysis indicated that the merger could be accretive to Kearny’s estimated earnings per share (excluding one-time transaction costs and expenses) after closing and modestly dilutive to estimated tangible book value per share at closing of the transaction with a workback period of less than 3 years.

The assumptions provided by Kearny for use by FCA were based on numerous variables and other assumptions that are inherently uncertain and may be beyond Kearny’s and MSB’s control. The assumptions necessarily involve judgments with respect to, among other things, current and future economic, competitive and regulatory conditions and financial market conditions and current and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Kearny and MSB operate, and the risks and uncertainties described in “Forward-Looking Statements” and “Risk Factors,” all of which are difficult or impossible to predict accurately. In connection with its analysis, FCA considered and discussed with MSB and its board how the analysis could be affected by changes in the underlying assumptions.

Pro Forma Contribution Analysis. FCA considered and reviewed the pro forma financial impact of the transaction to ensure that Kearny post-transaction has key ratios for the combined entity that are likely to be acceptable from a regulatory perspective. FCA also analyzed the potential future benefit to MSB stockholders and the relative contribution analysis of assets, gross loans, nonmaturity core deposits, tangible common equity and net income based upon pro forma financial analysis as of the closing of the transaction. Based upon the exchange ratio, Kearny stockholders would own approximately 93% of the pro forma company and MSB stockholders would own approximately 7% of the pro forma company.

	Kearny Contribution	MSB Contribution
Total Assets	92%	8%
Gross Loans (including HFS)	90%	10%
Core Deposits(1)	87%	13%
Tangible Common Equity	93%	7%
Historical Net Income(2)	90%	10%
Pro Forma Ownership	93%	7%

(1)	Core deposits shown in this table are all nonmaturity deposit balances
(2)	Historical net income adjusted for nonrecurring items

Miscellaneous. FCA acted as financial advisor to MSB associated with the proposed acquisition and did not act as an advisor to or agent of any other person.

FCA was compensated for its services. FCA’s fee is equal to 1.00% of the aggregate purchase price. $15,000 of the fee became payable at signing of the agreement, $300,000 of the fee became payable to FCA upon its rendering its fairness opinion to the Board of Directors of MSB and the signing of the merger agreement, and $20,000 became payable upon the mailing of this document to MSB’s stockholders. The balance of FCA’s fee is payable on the day of closing the merger and is contingent upon the consummation of the merger. Additionally, MSB has agreed to reimburse FCA for its out-of-pocket expenses and has agreed to indemnify FCA and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to this engagement, FCA has not provided investment banking services to MSB for which it received a fee within the past two years. FinPro, Inc., FCA’s parent organization, has provided consulting partnership services to MSB within the past two years. The amount of compensation received from MSB for these services is not, and has not been, material to FinPro’s annual gross revenue. FCA has provided services to Kearny within the past two years, but has not done work with Kearny during this process. The amount of compensation received from Kearny for these services is not, and has not been, material to FinPro’s annual gross revenue. FCA has not provided investment banking services to Kearny in the past two years.

FCA and FinPro do have relationships with MSB. Donald Musso, President of FinPro and FCA and Scott Martorana, Executive Managing Director of FCA and FCA both own stock in MSB. Donald Musso is also a former board member of MSB, having left in January 2018. Neither Donald Musso nor Scott Martorana voted on the transaction as part of FCA’s Fairness Opinion Committee. No other Series 24 licensed voting member of the Fairness Opinion Committee owns stock in MSB.

Treatment of MSB Stock Options and Restricted Stock

At the effective time of the merger, each option to purchase shares of MSB common stock outstanding immediately before the effective time of the merger, whether or not vested, will be canceled and, upon MSB’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of MSB common stock subject to the stock option multiplied by (2) the amount by which $18.00 exceeds the exercise price of such option, less applicable withholding taxes.

At the effective time of the merger, each outstanding share of restricted stock will vest and be converted into the right to receive either the stock consideration or the cash consideration.

Cash Election; Stock Election; Non-Election Shares

The merger agreement provides that each MSB stockholder who makes a valid stock election will have the right to receive, in exchange for each share of MSB common stock held by such holder, 1.30 shares Kearny common stock. We refer to this stock amount as the “stock consideration.” The total number of shares of MSB common stock that will be converted into the stock consideration is fixed at 90% of the total number of shares of MSB common stock outstanding immediately prior to the completion of the merger (excluding excluded shares), which we refer to as the “stock conversion number,” and the remaining approximately 10% of shares of MSB common stock will be converted into the cash consideration. As a result, even if an MSB stockholder makes a stock election, that holder may nevertheless receive a mix of cash and stock.

The merger agreement also provides that each MSB stockholder who makes a valid cash election will have the right to receive, in exchange for each share of MSB common stock held, an amount equal to $18.00. We refer to this stock amount as the “cash consideration.” Because the stock conversion number is fixed at 90% of the total number of shares of MSB common stock outstanding immediately prior to the completion of the merger (excluding excluded shares), even if an MSB stockholder makes a cash election, that holder may nevertheless receive a mix of cash and stock.

If you are an MSB stockholder and you do not make an election to receive cash or Kearny common stock in the merger, your elections are not received by the exchange agent by the election deadline or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may be paid in only cash, only Kearny common stock or a mix of cash and shares of Kearny common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other MSB stockholders using the proration adjustment described below.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of Kearny common stock or MSB common stock change in number or type as a result of a reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, then the merger consideration will be adjusted to provide the holders of MSB common stock the same economic effect as contemplated by the merger agreement.

Proration

As described above, the stock conversion number is fixed at 90% of the total number of shares of MSB common stock outstanding immediately prior to the completion of the merger. As a result, if the aggregate number of shares of MSB common stock with respect to which stock elections have been made, which we refer to as the “stock election number,” exceeds the stock conversion number, all MSB stockholders who have elected to receive stock consideration will have such form of consideration proportionately reduced, and will instead receive a portion of their consideration in cash consideration, despite their election. Correspondingly, if the stock election number is less than the stock conversion number, MSB stockholders who have elected to receive cash consideration may have such form of consideration proportionately reduced, and may receive a portion of their consideration in stock consideration, despite their election, depending on the number of non-election shares, as described below. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger. As a result, if an MSB stockholder makes a cash election or stock election, that holder may nevertheless receive a mix of cash and stock.

Adjustment if the Stock Election is Oversubscribed

Cash consideration may be issued to MSB stockholders who make stock elections if the stock election number is greater than the stock conversion number — in other words, if the stock election is oversubscribed. If the stock election is oversubscribed, then:

•

an MSB stockholder making a cash election, no election, or an invalid election will receive the cash consideration for each share of MSB common stock as to which such MSB stockholder made a cash election, no election, or an invalid election; and

•	an MSB stockholder making a stock election will receive:

○

The stock consideration for a number of shares of MSB common stock equal to the product obtained by multiplying (1) the number of shares of MSB common stock for which such stockholder has made a stock election by (2) a fraction, the numerator of which is the stock conversion number, and the denominator of which is the stock election number; and

○	The cash consideration for the remaining shares of MSB common stock for which the MSB stockholder made a stock election.

Example of Oversubscription of Stock Election

As an example, assuming that:

•	the stock conversion number was 5 million; and

•

the stock election number was 10 million (in other words, the number of shares of MSB common stock converted into stock consideration is capped at 5 million, but the number of shares of MSB common stock for which MSB stockholders have made stock elections is 10 million), then an MSB stockholder making a stock election with respect to 1,000 shares of MSB common stock would receive the stock consideration with respect to approximately 500 shares of MSB common stock (1,000 * (5,000,000/(10,000,000) and the cash consideration with respect to the remaining approximately 500 shares of MSB common stock. Therefore, given the exchange ratio of 1.30, that MSB stockholder would receive approximately 650 shares of Kearny common stock and approximately $9,000 in cash (as well as cash in lieu of any fractional shares).

Adjustment if the Stock Election is Undersubscribed

Stock consideration may be issued to MSB stockholders who make cash elections if the stock election number is less than the stock conversion number — in other words, if the stock election is undersubscribed. The amount by which the stock election number is less than the stock conversion number is referred to as the “shortfall number.” If the stock election is undersubscribed, then all MSB stockholders making a stock election will receive the stock consideration for all shares of MSB common stock as to which they made a stock election. MSB stockholders making a cash election, MSB stockholders who make no election, and MSB stockholders who failed to make a valid election will receive Kearny common stock and/or cash depending on whether the shortfall number is less than or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Stock Election and Shortfall Number is Less than or Equal to Number of Non-Election Shares

If the shortfall number is less than or equal to the number of non-election shares, then:

•	an MSB stockholder making a stock election will receive the stock consideration for each share of MSB common stock as to which such MSB stockholder made a stock election;

•	an MSB stockholder making a cash election will receive the cash consideration for each share of MSB common stock as to which such MSB stockholder made a cash election; and

•	an MSB stockholder who made no election or who did not make a valid election with respect to any of such MSB stockholder’s shares will receive:

○

the stock consideration with respect to that number of shares of MSB common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such holder by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

○	the cash consideration with respect to the remaining non-election shares held by such MSB stockholder.

Example of Scenario 1

As an example, assuming that:

•	the stock conversion number is 5 million,

•

the stock election number is 2 million (in other words, the number of shares of MSB common stock that must be converted into stock consideration is 5 million, but the number of shares of MSB common stock for which MSB stockholders have made a stock election is only 2 million, so the shortfall number is 3 million), and

•	the total number of non-election shares is 4 million,

then an MSB stockholder that has not made an election with respect to 1,000 shares of MSB common stock would receive the per share stock consideration with respect to 750 shares of MSB common stock (1,000 * 3,000,000/4,000,000) and the per share cash consideration with respect to the remaining 250 shares of MSB common stock. Therefore, given the exchange ratio of 1.30, that MSB stockholder would receive 975 shares of Kearny common stock and approximately $4,500 in cash (as well as cash in lieu of any fractional shares).

Scenario 2: Undersubscription of Stock Election and Shortfall Number is Greater than Number of Non-Election Shares

If the shortfall number exceeds the number of non-election shares, then:

•	an MSB stockholder making a stock election will receive the stock consideration for each share of MSB common stock as to which such MSB stockholder made a stock election;

•	an MSB stockholder who made no election or who did not make a valid election will receive stock consideration for each of such MSB stockholder’s non-election shares; and

•	an MSB stockholder making a cash election will receive:

○

the stock consideration with respect to the number of shares of MSB common stock equal to the product obtained by multiplying (1) the number of shares of MSB common stock with respect to which the stockholder made a cash election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of cash election shares; and

○	the cash consideration with respect to the remaining shares of MSB common stock held by such MSB stockholder as to which such MSB stockholder made a cash election.

Example of Scenario 2

As an example, assuming that:

•	the stock conversion number is 5 million,

•

the stock election number is 2 million (in other words, the number of shares of MSB common stock that must be converted into stock consideration is 5 million, but the number of shares of MSB common stock for which MSB stockholders have made a stock election is only 2 million, so the shortfall number is 3 million),

•	the number of non-election shares is 2 million (so the shortfall number exceeds the number of non-election shares by 1 million), and

•	the total number of cash election shares is 10 million,

then an MSB stockholder that has made a cash election with respect to 1,000 shares of MSB common stock would receive the stock consideration with respect to 100 shares of MSB common stock (1,000 * 1,000,000/10,000,000) and the cash consideration with respect to the remaining 900 shares of MSB common stock. Therefore, given the exchange ratio of 1.30, that MSB stockholder would receive 130 shares of Kearny common stock and $16,200 in cash (as well as cash in lieu of any fractional shares).

Election as to Form of Consideration

MSB stockholders, including holders of MSB restricted stock awards, will initially be mailed a form of election, including transmittal materials, as of the date of this MSB proxy statement so as to permit each MSB stockholder to exercise such MSB stockholder’s right to make an election prior to the election deadline. Each form of election will allow an MSB stockholder to make cash or stock elections or a combination of both with respect to shares of MSB common stock. Following the initial mailing of the form of election, Kearny will use all reasonable efforts to make available as promptly as possible a form of election to any holder who requests such form of election prior to the election deadline.

Unless otherwise agreed to in advance by Kearny and MSB, the election deadline will be 5:00 p.m., local time (in the city in which the principal office of the exchange agent is located), [MSB Stockholder Meeting Date].

If an MSB stockholder wishes to elect the type of merger consideration such MSB stockholder will receive in the merger, such MSB stockholder should carefully review and follow the instructions that will be set forth in the form of election. MSB stockholders who hold their shares of MSB common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of MSB common stock. Shares of MSB common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each MSB stockholder and holder of MSB restricted stock awards must submit a properly completed form of election (including duly executed transmittal materials included in the form of election), together with, for stockholders only, stock certificates or an appropriate guarantee of delivery of such stock certificates as described below, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. An election form will be considered properly completed only if accompanied by one or more MSB stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of MSB common stock covered by such election form, together with duly executed transmittal materials included with the election form.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. Additionally, any MSB stockholder may revoke an election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of such MSB stockholder’s certificates or of the guarantee of delivery of such certificates that were previously deposited with the exchange agent. An MSB stockholder will not be entitled to revoke or change such MSB stockholder’s elections following the election deadline. As a result, if an MSB stockholder has made elections, such MSB stockholder will be unable to revoke such MSB stockholder’s elections or sell shares of MSB common stock during the interval between the election deadline and the date of completion of the merger. All elections will automatically be deemed revoked upon receipt by the exchange agent of written notification that Kearny and MSB have terminated the merger agreement in accordance with its terms.

Shares of MSB common stock as to which an MSB holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made (none of Kearny, MSB or the exchange agent being under any duty to notify any holder of such defect), the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Kearny in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing (i) the validity of the forms of election and compliance by any holder with the election procedures set forth in the merger agreement, (ii) the method of issuance and delivery of new certificates representing the whole number of shares of Kearny common stock into which shares of MSB common stock are converted in the merger and (iii) the method of payment of cash for shares of MSB common stock converted into the right to receive the cash consideration and cash in lieu of fractional shares of Kearny common stock.

Accounting Treatment of the Merger

Kearny will account for the merger under the “acquisition” method of accounting according to U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of MSB will be recorded by Kearny at their respective fair values at the time of the completion of the merger. The excess of Kearny’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be recorded as goodwill.

Material U.S. Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of MSB common stock. This discussion does not address any tax consequences arising under the laws of any state, locality, foreign jurisdiction or U.S. federal tax laws other than federal income tax law. This discussion is based upon the Internal Revenue Code, the regulations of the United States Department of the Treasury and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that you hold your shares of MSB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•

an MSB stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	an MSB stockholder who received MSB common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person who has a functional currency other than the U.S. dollar; or

•	an MSB stockholder who holds MSB common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds MSB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

This discussion is not intended to be tax advice to any particular holder of MSB common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation. MSB stockholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, federal non-income and non-U.S. tax laws.

It is a condition to the closing of the merger that Kearny receive the opinion of its legal counsel, Luse Gorman, PC, and MSB receive the opinion of its legal counsel, Jones Walker LLP, each dated as of the effective time of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Kearny and MSB), the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions are not binding on the Internal Revenue Service, or “IRS,” or any court. Kearny and MSB have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Based on the opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger are as follows:

Exchange Solely for the Stock Consideration. No gain or loss will be recognized by an MSB stockholder who receives solely shares of Kearny common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of MSB common stock. The tax basis of the shares of Kearny common stock received by an MSB stockholder in such exchange will be equal (except for the basis attributable to any fractional shares of Kearny common stock, as discussed below) to the basis of the MSB common stock surrendered in exchange for the Kearny common stock. If an MSB stockholder purchased or acquired MSB common stock on different dates or at different prices, then solely for purposes of determining the basis of the Kearny common stock received in the merger, such shareholder may designate which share of Kearny common stock is received in exchange for each particular share of MSB common stock. The holding period of the Kearny common stock received will include the holding period of shares of MSB common stock surrendered in exchange for the Kearny common stock, provided that such shares were held as capital assets of the MSB stockholder at the effective time of the merger.

Exchange Solely for the Cash Consideration. An MSB stockholder who receives solely cash in exchange for all of his or her shares of MSB common stock (and is not treated as constructively owning Kearny common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the MSB common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the MSB stockholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the MSB stockholder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for the Stock Consideration and Cash Consideration. An MSB stockholder who receives a combination of Kearny common stock and cash in exchange for his or her MSB common stock will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain an MSB stockholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of Kearny common stock received exceeds (b) the shareholder’s basis in the MSB common stock to be surrendered in the exchange for the cash and Kearny common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of Kearny common stock received by such MSB stockholder will be the same as the basis of the shares of MSB common stock surrendered in exchange for the shares of Kearny common stock, plus any gain recognized by such shareholder in the merger, and minus any cash received by the shareholder in the merger. If an MSB stockholder purchased or acquired MSB common stock on different dates or at different prices, then solely for purposes of determining the basis of the Kearny common stock received in the merger, such shareholder may designate which share of Kearny common stock is received in exchange for each particular share of MSB common stock. The holding period for shares of Kearny common stock received by such MSB stockholder will include such shareholder’s holding period for the MSB common stock surrendered in exchange for the Kearny common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

An MSB stockholder’s federal income tax consequences will also depend on whether his or her shares of MSB common stock were purchased at different times at different prices. If they were, the MSB stockholder could realize gain with respect to some of the shares of MSB common stock and loss with respect to other shares. Such MSB stockholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the Kearny common stock received, but could not recognize loss with respect to those shares in which the MSB stockholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the Kearny common stock received. Any disallowed loss would be included in the adjusted basis of the Kearny common stock. Such an MSB stockholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. The determination of whether a cash payment has that effect generally is based on a comparison of the MSB stockholder’s proportionate interest in Kearny after the merger with the proportionate interest the stockholder would have had if the stockholder had received solely Kearny common stock in the merger. Possible dividend treatment could apply because of a stockholder’s purchase (or the purchase by a family member or certain entities described below) of additional Kearny stock or a repurchase of shares by Kearny. For purposes of this comparison, the MSB stockholder may be deemed to constructively own shares of Kearny common stock held by certain members of the stockholder’s family or certain entities in which the stockholder has an ownership or beneficial interest and certain stock options may be aggregated with the stockholder’s shares of Kearny common stock. The amount of the cash payment that may be treated as a dividend is generally limited to the stockholder’s ratable share of the accumulated earnings and profits of MSB at the effective time of the merger, although the applicable law on this point is not entirely clear. Dividends which are “qualified dividends,” as defined in Section 1(h)(11) of the Code, may be taxed at the same rate as capital gains. Dividends which are not “qualified dividends” are generally taxed at ordinary income rates. Any gain that is not treated as a dividend generally will be taxed as a capital gain. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each MSB stockholder, MSB stockholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. MSB stockholders who hold MSB common stock as a capital asset and who receive in the merger, in exchange for such stock, solely Kearny common stock and cash in lieu of a fractional share interest in Kearny common stock generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the stockholder’s aggregate adjusted basis in the shares of MSB common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the stockholder’s holding period for its MSB common stock exceeds one year at the effective time of the merger.

Tax Treatment of the Entities. No gain or loss will be recognized by Kearny or MSB as a result of the merger.

Reporting Requirements

MSB stockholders who receive Kearny common stock as a result of the merger will be required to retain records pertaining to the merger. Certain MSB stockholders are subject to certain reporting requirements with respect to the merger. In particular, such stockholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). The statement must include the stockholder’s adjusted tax basis in its MSB common stock and other information regarding the merger. MSB’s stockholders are urged to consult with their tax advisers with respect to these and other reporting requirements applicable to the merger.

Withholding Requirements

Certain MSB stockholders may be subject to U.S. federal backup withholding (currently at a rate of 24%), on cash received pursuant to the merger. Backup withholding will not apply, however, to MSB stockholders who provide proof of an applicable exemption or furnish their taxpayer identification number, and otherwise comply with all applicable requirements of the backup withholding rules. Amounts withheld, if any, generally are not an additional tax and may be refunded or credited against the MSB stockholder’s U.S. federal income tax liability, provided that the MSB stockholder timely furnishes the required information to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT THERETO. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER (INCLUDING, BUT NOT LIMITED TO, TAX RETURN REPORTING REQUIREMENTS), AS WELL AS THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND ANY PROPOSED CHANGES TO APPLICABLE TAX LAWS.

Regulatory Matters Relating to the Merger

Completion of the merger is subject to the receipt of all required approvals and consents from regulatory authorities. The merger is subject to approval by the FDIC, the NJDBI and the Federal Reserve. Kearny has filed the required applications with the FDIC and the NJDBI and has requested a waiver for filing an application with the Federal Reserve.

Bank Merger. The bank merger whereby Millington Bank will merge with and into Kearny Bank is subject to the approval of the FDIC under the Bank Merger Act and the NJDBI under applicable New Jersey law. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, competitive factors, any risk to the stability of the United States banking or financial system and the effectiveness of the institutions involved in combating money laundering activities. The NJDBI follows criteria similar to those used by the FDIC.

Holding Company Merger. The merger of MSB with and into Kearny, with Kearny as the surviving savings and loan holding company, requires the approval of the Federal Reserve unless the Federal Reserve grants a waiver of the formal application process upon request of the acquiror.

The Federal Reserve takes into consideration a number of factors when acting on applications under the Bank Merger Act and the Home Owners Loan Act of 1934, including: (1) the financial and managerial resources and the effect of the proposed merger on these resources (including capital and pro forma capital ratios of the combined organization, the management expertise, internal controls, and risk management systems, especially those with respect to compliance with laws applicable to consumers and “fair lending” laws); (2) the effect of the proposal on competition; (3) the future prospects of the existing and merged entities; (4) the convenience and needs of the communities served; (5) any risk to the stability of the United States banking or financial system; and (6) the effectiveness of the acquiring entity in combating money laundering activities. The Federal Reserve also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act of 1997, which we refer to in this document as the “CRA.” In connection with such a review, the Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

Anti-Competitive Matters. A period of 15 to 30 days must expire following approval by the FDIC before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While Kearny and MSB believe that the likelihood of objection to the merger by the Department of Justice is remote, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the State of New Jersey will not challenge the merger, or if any proceeding is instituted or challenge is made, what the result of such challenge or proceeding would be.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “—Conditions to Completing the Merger” and “—Terminating the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There also can be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy one or more conditions set forth in the merger agreement and described under “—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include, for example, review of the merger from the standpoint of the adequacy of the merger consideration. Furthermore, regulatory approvals do not constitute an endorsement or recommendation with respect to the merger.

Interests of MSB’s Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of MSB to approve and adopt the merger agreement, you should be aware that MSB’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of MSB stockholders generally, which are described below. MSB’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Stock Options

The merger agreement provides that all options to purchase MSB common stock outstanding at the effective time of the merger, whether or not vested, will be cancelled and, upon MSB’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of MSB common stock subject to the stock option multiplied by (2) the amount by which $18.00 exceeds the exercise price of such option, less applicable withholding taxes.

Treatment of Restricted Stock Awards

The merger agreement provides that at the effective time of the merger, each unvested share of restricted stock issued by MSB and outstanding at the effective time of the merger will vest and be converted into the right to receive either the stock consideration or the cash consideration.

Stock Options and Restricted Stock Awards Held by MSB’s Executive Officers and Directors

For an estimate of the amounts that would be payable to each of MSB’s named executive officers on settlement of their unvested MSB equity awards, see “Merger-Related Executive Compensation for MSB’s Named Executive Officers” below. MSB’s non-employee directors Robert C. Andersen, H. Gary Gabriel, W. Scott Gallaway, Gary T. Jolliffe, Lawrence B. Seidman, Raymond Vanaria and Robert D. Vollers, who each hold 10,556 vested and non-vested stock options, respectively, will each receive an estimated cash payment of $5,542, $5,542, $52,358, $52,358, $49,719, $52,358, $52,358, respectively, upon termination of the stock options. W. Scott Gallaway and Gary T. Jolliffe each hold 1,733 restricted stock awards (of which 866 are scheduled to vest on June 8, 2020, and accordingly, if the merger occurs after such date, Messrs. Gallaway and Jolliffe will hold 867 restricted stock awards), respectively, that will become fully vested at the effective time of the merger and convert into the right to receive the same merger consideration that all other shares of MSB common stock are entitled to receive in the merger.

Payments Under Change in Control Agreements With MSB and Millington Bank

MSB and Millington Bank previously entered into change in control agreements with Messrs. Shriner, Russell, Bailey, Ms. Schmitz and one other officer. Each of the agreements provide that, in the event that the executive’s employment is involuntarily terminated without just cause (as such term defined in the agreement) or voluntarily terminated for good reason (as such term defined in the agreement) within twenty-four months following a change in control (as such term defined in the agreement), he will be entitled to receive a lump sum payment equal to three times his five year average annual compensation (Form W-2, Box 1) in the case of Mr. Shriner and two times their respective five year average annual compensation (Form W-2, Box 1) in the case of Mr. Russell, Ms. Schmitz and Mr. Bailey. Concurrent with the signing of the merger agreement, each officer entered into a settlement agreement with Kearny, Kearny Bank, MSB and Millington Bank that cancelled the officer’s applicable change in control agreement and quantified the amount of the payment each officer will be entitled to receive at closing in exchange for cancellation of such change in control agreement and a general release.

Settlement Agreements

In connection with the merger agreement, Kearny, Kearny Bank MSB and Millington Bank entered into a settlement agreement with Messrs. Shriner, Russell, Bailey, Ms. Schmitz and one other officer that fixed the amount of cash severance payable pursuant to the terms of each individual’s change in control agreement with MSB and Millington Bank. None of the payments will be subject to an excise tax under Section 4999 of the Code or subject to penalties under Section 280G of the Code. For an estimate of the amount that would be payable to each of MSB’s named executive officers, Messrs. Shriner, Russell, Bailey and Ms. Schmitz, under their settlement agreements, see “—Merger-Related Executive Compensation for MSB’s Named Executive Officers” below.

Indemnification and Insurance of Directors and Officers

In the merger agreement, Kearny has agreed to indemnify and hold harmless each of the current and former officers and directors of MSB and its subsidiaries against any costs, expenses, judgments, fines, amounts paid in settlements, damages and other liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, pertaining to any matter that existed or occurred at or before the effective time of the merger to the fullest extent permitted by applicable law. Kearny has also agreed to maintain in effect for a period of six years following the effective time of the merger the directors’ and officers’ liability insurance policy currently maintained by MSB or to provide a policy with comparable coverage, provided that, to obtain such insurance coverage, Kearny is not obligated to expend, in the aggregate, an amount exceeding 200% of the amount of the annual premium currently paid by MSB for such insurance.

Merger-Related Executive Compensation for MSB’s Named Executive Officers

The following table sets forth the estimated potential severance benefits to MSB’s named executive officers on termination of employment in connection with a change in control and assumes that the effective time of the merger will be March 16, 2020, the last practicable date prior to the date of these materials. If the merger closes after June 7, 2020, then the estimated payments in connection with a change of control listed below will be reduced as some of the stock options and restricted stock awards will have vested without regard to the change of control. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Executive	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Michael A. Shriner	$1,476,531	$230,400	$18,253	$1,725,184
Robert G. Russell, Jr.	534,852	147,680	18,253	700,785
Nancy E. Schmitz	495,294	147,680	5,965	648,939
John Bailey	485,788	147,680	5,965	639,433

(1)

The cash payments consist of the amount payable under the executive’s settlement agreement, which was entered into on the date the merger agreement was executed. The amounts payable to the executives under their respective settlement agreements are considered a “single trigger” benefit since the amounts are payable upon the occurrence of the merger without regard to termination of employment. The cash severance payments under each individual’s settlement agreement will be reduced, as applicable, in order to avoid excise taxes under Section 280G of the Code; and accordingly, Mr. Shriner’s cash payment will be reduced by an estimated $33,557.

(2)

Represents the estimated cash payment to be made in exchange for the cancellation of the non-vested stock options and the value of the non-vested restricted stock awards that become vested at the effective time of the merger. The value of the stock options and restricted stock awards is based on $18.00, which is the per share price of the merger consideration. The amounts payable under this column are considered a “single trigger” benefit since it is payable upon a change in control of MSB without regard to termination of employment.

(3)	Represents the estimated value of continued medical, dental and vision coverage for six months.

Employee Matters

Each person who is an employee of MSB or Millington Bank as of the effective time of the merger (whose employment is not specifically terminated as of the merger date) will become an employee of Kearny Bank and will be eligible to participate in employee benefit plans and compensation opportunities that are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Kearny Bank. With respect to any Kearny Bank medical, dental or vision insurance plan, Kearny Bank will cause any preexisting condition limitations or eligibility waiting periods to be waived and credit each continuing employee for any co-payments or deductibles incurred by such continuing employee under an MSB health plan for the plan year in which coverage commences under Kearny Bank’s health plan. Continuing employees will receive prior service credit for purposes of eligibility and vesting (but not for purposes of benefit accrual) under the Kearny Bank employee benefit plans to the same extent that such service was credited for such purposes under MSB’s employee benefit plans, provided that such recognition of service will not operate to duplicate any benefits with respect to the same period of service.

Each full-time employee of MSB or MSB, Millington Bank whose employment is involuntarily terminated by Kearny Bank (other than for cause) or who voluntarily terminates employment for good reason within six months following the effective time of the merger and who is not covered by a separate employment agreement, change in control agreement or other agreement that provides for the payment of severance will, upon executing an appropriate release in the form reasonably determined by Kearny Bank, receive a severance payment equal to two weeks of base pay for each year of service with MSB, with a minimum payment equal to four weeks of base pay and a maximum payment equal to 26 weeks of base pay.

Operations of Kearny Bank after the Merger

The merger agreement provides for the merger of MSB with and into Kearny, with Kearny as the surviving entity. Following the merger of MSB with and into Kearny, Kearny will merge Millington Bank with and into Kearny Bank, with Kearny Bank as the surviving bank.

The directors and executive officers of Kearny Bank will remain the same following the merger.

Resale of Shares of Kearny Common Stock

All shares of Kearny common stock issued to MSB’s stockholders in connection with the merger will be freely transferable. This document does not cover any resales of the shares of Kearny common stock to be received by MSB’s stockholders upon completion of the merger, and no person may use this document in connection with any resale.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place no later than 30 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “—Conditions to Completing the Merger.” On the closing date, to merge MSB into Kearny, Kearny will file Articles of Merger with the Maryland State Department of Assessments and Taxation. The merger will become effective at the time stated in the Articles of Merger.

It is currently expected that the merger will be completed in the second quarter of 2020. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing of the completion of the merger.

Conditions to Completing the Merger

Kearny’s and MSB’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by MSB stockholders;

•	receipt of all required regulatory approvals, consents or waivers and the expiration of all statutory waiting periods;

•

the absence of any order, decree, injunction, statute, rule or regulation that prevents the consummation of the merger or the bank merger or that makes completion of the merger or the bank merger illegal;

•	receipt of consent of all third parties whose consent is required to consummate the merger, except where failure to obtain such consent would not have a material adverse effect on Kearny;

•	effectiveness of the registration statement of which this document is a part;

•

Kearny filing a notice with The Nasdaq Stock Market for the listing of the shares of Kearny common stock to be issued by Kearny in the merger, and The Nasdaq Stock Market authorizing and not objecting to the listing of such shares of Kearny common stock; and

•

receipt by Kearny and MSB of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

In addition, Kearny’s obligations to consummate the merger are conditioned on the following:

•

the representations and warranties of MSB contained in the merger agreement will be true and correct as of the closing date of the merger (except to the extent such representations and warranties speak as of an earlier date and subject to materiality and material adverse effect standards described in the merger agreement), and the receipt by Kearny of a written certificate from MSB’s Chief Executive Officer and Chief Financial Officer to that effect;

•

MSB’s performance in all material respects of all of its obligations and covenants required to be performed prior to the effective time of the merger, and Kearny’s receipt of a written certificate from MSB’s Chief Executive Officer and Chief Financial Officer to that effect; and

•

None of the regulatory approvals, consents or waivers necessary to consummate the merger and the transactions contemplated by the merger agreement includes any condition or requirement that would so materially and adversely impact the economic or business benefits to Kearny of the transactions contemplated by the merger agreement that, had such condition or requirement been known, Kearny would not, in its reasonable judgment, have entered into the merger agreement.

In addition, MSB’s obligations to consummate the merger are conditioned on the following:

•

the representations and warranties of Kearny contained in the merger agreement will be true and correct as of the closing date of the merger (except to the extent such representations and warranties speak as of an earlier date and subject to materiality and material adverse effect standards described in the merger agreement), and MSB’s receipt of a written certificate from Kearny’s Chief Executive Officer and Chief Financial Officer to that effect; and

•

Kearny’s performance in all material respects of all of its obligations and covenants required to be performed prior to the effective time of the merger, and MSB’s receipt of a written certificate from MSB’s Chief Executive Officer and Chief Financial Officer to that effect.

Kearny and MSB cannot guarantee that all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

MSB has agreed that, until completion of the merger and unless consented to by Kearny, or to the extent required by law or regulation of any governmental entity, neither MSB nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or materially delay the ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

•

incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person, other than deposits in the ordinary course of business consistent with past practice and advances from the FHLB with a maturity of not more than one year;

•	prepay any indebtedness or other similar arrangements to cause MSB to incur any prepayment penalty;

•	purchase any brokered certificates of deposit, except as previously disclosed;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare or pay any dividend, or make any other distribution on its capital stock; provided however, MSB may pay the following dividends on its common stock: (A) a dividend comparable to any dividend paid by Kearny on its common stock, after December 18, 2019 through the closing of the merger, with such MSB dividend equal to Kearny’s dividend payment per share multiplied by the exchange ratio, and MSB’s dividend record date and payment date being the same as those of Kearny’s corresponding dividend payment, and (B) a dividend comprised of the dollar amount of a specified “vendor cost savings” relating to MSB’s information technology services agreement, as amended, with Fidelity Information Services, LLC, to be paid after the date of this Agreement but with a dividend payment date no later than the closing date of the merger;

•	grant any Person any right to acquire any shares of its capital stock or make any grant or award under MSB’s equity plans;

•

issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date hereof;

•	redeem or otherwise acquire any shares of its capital stock other than a security interest or as a result of the enforcement of a security interest and other than as provided in this Agreement;

•	grant any person any right to acquire any shares of its capital stock or make any grant or award under the MSB’s equity plans;

•

issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	redeem or otherwise acquire any shares of its capital stock other than a security interest or as a result of the enforcement of a security interest and other than provided in the merger agreement;

Dispositions

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than to its subsidiary or cancel, release or assign any indebtedness or claims, other than in the ordinary course of business consistent with past practice;

Investments

•

make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

•	purchase or sell any debt security other than U.S. government and U.S. government agency securities with final maturities of less than one year;

•

enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

Contracts

•	enter into, renew, amend or terminate any material contract or make any change in its leases or material contracts;

Loans

•

except for loans or commitments for loans that have previously been approved by MSB prior to the date of the merger agreement, (i) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any loans, or make any commitment in respect of any of the foregoing, except in conformity with existing lending practices, (ii) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any commercial and industrial loan, (iii) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any loan, or make any commitment in respect of any of the foregoing, except (a) in conformity with existing lending practices in amounts not to exceed $150,000 if such loan is not fully secured, $500,000 if such loan is fully secured by residential real estate or, $2,000,000 if such loan is fully secured by commercial or multi-

family real estate and the proposed credit facility does not represent an exception to MSB’s existing commercial loan policy, (b) loans as to which MSB has a binding obligation to make such loans as of the date of the merger agreement; provided, however, that neither MSB nor any of its subsidiaries will make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding loans and commitments for loans made to such person and such person’s family members and affiliates, the loans would exceed $2,000,000. Any consent sought from Kearny must be given within two business days after the relevant loan package is provided;

•

make any new loan, or commit to make any new loan, to any director or executive officer of MSB or Millington Bank, or, except for in accordance with Regulation O of the Federal Reserve regulations, amend or renew any existing loan, or commit to do so, with any director or executive officer of MSB or Millington Bank;

•	purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

Benefit Plans

•

increase the compensation or benefits payable to any employee or director other than in the ordinary course of business consistent with past practice and pursuant to policies in effect or pay any bonus, pension, retirement allowance or contribution except for cash bonuses, consistent with past practice;

•	become a party to, renew or amend any employee benefit, compensation plan, employment severance, or change in control agreement;

•

amend the terms of any outstanding stock option or accelerate the vesting of, or lapsing of restrictions with respect to, any stock options or other stock-based compensation; make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice, provided that MSB will not make any discretionary contributions to its 401(k) plan; or make any contribution to the MSB ESOP, forgive any indebtedness with respect to the MSB ESOP loan or take any action that would cause a release of any suspense shares, except as required by operation of the MSB ESOP or in the ordinary course of business consistent with past practice, provided that MSB shall continue to accrue and pay its quarterly ESOP loan payments and will make a pro rata accrual and payment for the month end immediately prior to the closing of the merger;

•

elect any person to office with the title of Senior Vice President or higher who does not currently hold such office or elect any person who is not currently a board of director as of the date of the merger agreement;

•	hire any employee whose annual base salary would be greater than $50,000, except as may be necessary to replace any non-officer employee;

Settling Claims

•

commence any action or proceeding other than to enforce any obligation owed to MSB and in accordance with past practice, or settle any claim, action or proceeding against it involving payment of money damages in excess of $50,000 that would not impose any material restrictions on MSB’s operations;

Governing Documents

•	amend MSB’s articles of incorporation or bylaws;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

Capital Expenditures

•

make any capital expenditures in excess of $100,000 other than existing binding commitments as of the date of the merger agreement and expenditures reasonably necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch office or file any application to relocate or terminate any banking office;

Policies

•

make any changes in policies in any material respect in existence on the date of the merger agreement with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a governmental entity;

Communications

•

except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger: (i) issue any communication of a general nature to employees without prior consultation with Kearny and, to the extent relating to post-closing employment, benefit or compensation information, without the prior consent of Kearny; or (ii) issue any communication of a general nature to customers without the prior approval of Kearny;

Environmental Assessments

•

except with respect to foreclosures in process as of the date of the merger agreement, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Kearny and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment reflects the presence of any hazardous material or underground storage tank;

Taxes

•	make, change or rescind any material tax election concerning MSB’s taxes or tax returns or settle any material tax claim, assessment or surrender any right to claim a tax refund;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory guidelines;

New Lines of Business

•	enter into any new lines of business;

Merger or Liquidation

•	merge or consolidate Millington Bank or any subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

Tax-Free Reorganization

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

Other Agreements

•

take any action that is intended or expected to result in any of MSB’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement; or

•

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing MSB’s conduct of business until the completion of the merger.

Kearny has agreed that, until the completion of the merger and unless permitted by MSB, or to the extent required by laws or regulation of any governmental entity, or as expressly contemplated or permitted by the merger agreement or as required by law, it will not:

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or materially delay the ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•

take any action that is intended or expected to result in any of Kearny’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions not being satisfied or in a violation of any provision of the merger agreement;

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

•

agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing Kearny’s conduct of business until the completion of the merger; or

•	amend or repeal its articles of incorporation or bylaws in a manner that would materially and adversely affect MSB or the ability to consummate the merger.

Additional Covenants of MSB and Kearny in the Merger Agreement

Agreement Not to Solicit Other Proposals. From the date of the merger agreement until the closing of the merger, MSB will not, and will not authorize or permit any of its subsidiaries or any of its subsidiaries’ officers, directors, employees, or any investment banker, financial advisor, attorney, accountant or other representative, directly or indirectly: (1) solicit, initiate, induce or encourage, or take any action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to, an acquisition proposal by a third party; (2) furnish any confidential or non-public information regarding MSB, or afford access to any such information or data, to any person in connection with or in response to an acquisition proposal by a third party or an inquiry or indication of interest that would reasonably be expected to lead to such an acquisition proposal; (3) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person other than Kearny, regarding an acquisition proposal by a third party; (4) approve, endorse or recommend any acquisition proposal by a third party; (5) release any person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which MSB is a party; or (6) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any acquisition proposal by a third party or requiring MSB to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement.

An acquisition proposal is a proposal that could lead to the following transactions:

•	any merger, consolidation, share exchange, business combination or other similar transaction involving MSB or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the consolidated assets of MSB in a single transaction or series of transactions;

•	any tender offer or exchange offer for 10% or more of the outstanding shares of MSB capital stock or the filing of a registration statement under the Securities Act in connection therewith; and

•	any transaction that is similar in form, substance or purpose to any of the foregoing transactions; or

•	any public announcement, notice or regulatory filing or a proposal, plan or intention to do any of the foregoing transactions or any agreement to engage in any of the foregoing transactions.

Despite the agreement of MSB not to solicit other acquisition proposals, MSB may generally negotiate or have discussions with, or provide information to, a third party who makes a bona fide unsolicited written acquisition proposal prior to the adoption and approval of the merger agreement by the MSB stockholders at the meeting to vote on the merger agreement, provided that the MSB board of directors determines in its good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to MSB’s stockholders under applicable law and that the acquisition proposal constitutes or is reasonably likely to lead to a superior proposal. A “superior proposal” is an unsolicited, bona fide written offer or proposal made by a third party to consummate an acquisition proposal by a third party that: (i) MSB’s board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of MSB than the transactions contemplated by the merger agreement (taking into account all factors relating to such proposed transaction deemed relevant by MSB’s board of directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Kearny in response to such acquisition proposal)); (ii) is for 100% of the outstanding shares of MSB common stock or all or substantially all of the assets of MSB; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such acquisition proposal.

If MSB receives an acquisition proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, MSB must notify Kearny orally within twenty-four hours, and within three days in writing, of the receipt of the acquisition proposal or information request and provide Kearny with information about the third party and its proposal or information request.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of Kearny and MSB before consummation of the merger, including the following:

•

each party will promptly advise the other party of (i) any representation or warranty made by it contained in the merger agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement;

•

Kearny and MSB will provide each other reasonable access during normal business hours to its books, records, contracts, properties, personnel, information technology systems and such other information relating to the other party as may be reasonably requested;

•

MSB will provide Kearny with a copy of each report filed with a governmental entity, each periodic report furnished to its board of directors, each press release and all other information concerning its business, properties and personnel as Kearny may reasonably request;

•	MSB will meet with Kearny on a regular basis to discuss and plan for the conversion of MSB’s data processing and related electronic information systems;

•

Kearny and MSB will cooperate with each other and use their reasonable best efforts to prepare and file all necessary applications, notices and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•

Kearny and MSB, and their respective subsidiaries, will use their reasonable best efforts to obtain all third party consents that are required to consummate the merger, the bank merger and the other transactions contemplated by the merger agreement;

•

MSB will take all steps required to exempt Kearny, the merger agreement and the merger from any provisions of an anti-takeover nature in MSB’s articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws;

•

Kearny and MSB will use their reasonable best efforts to take promptly all actions and to do promptly all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement;

•	Kearny and MSB will consult with one another before issuing any press release or otherwise making public statements with respect to the merger and making any filings with any governmental entity;

•

MSB will take all actions necessary to convene a meeting of its stockholders to vote on the merger agreement and any other matters required to be approved or adopted by stockholders to carry out the terms of the merger agreement;

•

MSB’s board of directors will recommend at its stockholder meeting that the stockholders vote to approve the merger agreement and the merger and will use its commercially reasonable efforts to obtain stockholders approval (provided, however, that, prior to the MSB special meeting, MSB’s board of directors may, solely at it relates to an acquisition proposal, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw, modify or change its recommendation that MSB’s stockholders approve the merger agreement in a manner adverse to Kearny provided MSB has not breached its obligation not to solicit other acquisition proposals and, if the third party acquisition proposal provided Kearny with an opportunity to revise the merger agreement in light of the third party acquisition proposal);

•

as promptly as reasonably practicable following the date of the merger agreement, Kearny will prepare and file a registration statement, of which this document forms a part, with the SEC registering the shares of Kearny common stock to be issued in the merger to MSB stockholders;

•	Kearny will use its reasonable best efforts to have the registration statement, of which this document forms a part, declared effective by the SEC;

•	Kearny will take any action required to be taken under applicable state securities laws;

•	before completion of the merger, Kearny will notify The Nasdaq Stock Market of the additional shares of Kearny common stock that Kearny will issue in exchange for shares of MSB common stock;

•

Kearny will indemnify MSB’s and its subsidiaries’ current and former directors, officers and employees to the fullest extent as would have been permitted under Maryland law and the MSB articles of incorporation or the MSB bylaws and advance expenses as incurred to the fullest extent permitted under applicable law;

•

Kearny will maintain for a period of six years after completion of the merger MSB’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are no less favorable than the current policy, with respect to acts or omissions occurring after prior to the effective time of the merger, except that Kearny is not required to incur an annual premium expense greater than 200% of MSB’s current annual directors’ and officers’ liability insurance premium;

•

MSB will give Kearny the opportunity to participate in the defense or settlement of any stockholder litigation against MSB and/or its directors relating to the transactions contemplated by the merger agreement, and no such settlement will be agreed to without Kearny’s prior written consent; and

•

Kearny will take all steps required to cause any acquisitions of Kearny common stock in the merger by persons subject to the reporting requirements of Section 16(a) of the Securities Act to be exempt from liability under the Exchange Act;

Representations and Warranties Made by Kearny and MSB in the Merger Agreement

Kearny and MSB have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by Kearny or MSB, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Each of Kearny and MSB has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization, qualification and the organizational structure;

•	capitalization, including total outstanding shares and classes of stock;

•

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory and securities reports;

•	financial statements;

•	undisclosed liabilities;

•	litigation matters;

•	tax matters;

•	the absence of any event or action that would, or reasonably be expected to, constitute a material adverse effect since June 30, 2019;

•	legal proceedings;

•	the absence of regulatory actions;

•	compliance with applicable laws;

•	the existence, performance and legal effect of certain contracts;

•	intellectual property and IT systems;

•	labor and employee benefit matters;

•	real and personal property;

•	receipt of a fairness opinion;

•	brokers or financial advisor fees;

•	compliance with applicable environmental laws;

•	loan portfolio matters;

•	anti-takeover provisions;

•	insurance matters;

•	corporate documents and records;

•	indemnification;

•	community reinvestment act and regulatory compliance matters;

•	internal controls; and

•	tax treatment of the merger.

In addition, MSB has made other representations and warranties about itself to Kearny as to:

•	investment portfolio matters;

•	related party transactions; and

•	trust accounts.

The representations and warranties of each of Kearny and MSB will expire upon the effective time of the merger.

Terminating the Merger Agreement

The merger agreement may be terminated by mutual written consent of Kearny and MSB at any time prior to the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either Kearny or MSB may terminate the merger agreement any time prior to the completion of the merger if, among other things, any of the following occur:

•

MSB stockholders do not approve the merger agreement at the MSB special meeting, provided MSB attempts to terminate the agreement in this context, it has complied with certain obligations pursuant to the merger agreement;

•

any required regulatory approval has been denied and such denial has become final and non-appealable, or a governmental authority or court has issued a final, unappealable order prohibiting consummation of the transactions contemplated by the merger agreement;

•

the merger has not been consummated by September 30, 2020, unless the failure to complete the merger by that time was due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements provided in the merger agreement; or

•

there is a breach by the other party of any covenant or agreement contained in the merger agreement, or any representation or warranty of the other party becomes untrue, in each case such that the conditions to closing would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within 30 days after the giving of written notice to such party of such breach.

Kearny may also terminate the merger agreement if (i) MSB breaches its obligations regarding the solicitation of other acquisition proposals or submission of the merger agreement to MSB’s stockholders, or (ii) if the MSB board of directors does not publicly recommend in this document that MSB stockholders approve the merger agreement or withdraws or revises its recommendation in a manner adverse to Kearny, provided, however, in either case, MSB’s stockholders fail to approve the merger agreement.

MSB may also terminate the merger agreement:

•

prior to adoption and approval of the merger agreement by its stockholders, to enter into an agreement with respect to a superior proposal to be acquired by a third party, but only if MSB’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the MSB board of directors to violate its fiduciary duties and subject to other conditions described in the merger agreement; and

•

within the five day period commencing with the tenth day prior to the closing date of the merger (which we refer to as the “determination date”), if both of the following conditions have been satisfied:

•

the average of the daily closing sale prices of a share of Kearny common stock as reported on the Nasdaq Global Select Market for the 20 consecutive full trading days immediately preceding the determination date is less than $11.28 (80% of the closing sale price of Kearny common stock on the last trading date before the date of the first public announcement of the merger agreement); and

•	the decline in Kearny’s common stock being at least 20% greater than a corresponding decline in the value of the NASDAQ Bank Index during the same period.

However, if MSB chooses to exercise this termination right, Kearny has the option, within five days of receipt of notice from MSB, to adjust the merger consideration and prevent termination under this provision.

Termination Fee

The merger agreement requires MSB to pay Kearny a fee of $3.54 million if MSB terminates the merger agreement to enter into an agreement with respect to an acquisition proposal. Additionally, MSB must pay the termination fee if Kearny terminates the merger agreement as a result of a breach by MSB of its covenants regarding acquisition proposals or its obligation to submit the merger agreement to its stockholders, or if MSB’s board of directors fails to recommend approval of the merger agreement or, after recommending the approval of the merger agreement, it withdraws, modifies or changes its recommendation, so long as at the time of such termination Kearny is not in material breach of any representation, warranty, or material covenant contained in the merger agreement.

If (i) Kearny terminates the merger agreement because MSB breaches a covenant or agreement or if any representation or warranty of MSB has become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to MSB and such breach giving rise to such termination was knowing and intentional, or (ii) either party terminates the merger agreement because MSB’s stockholders fail to approve and adopt the merger agreement, then MSB must pay the termination fee if (1) an acquisition proposal was publicly announced (y) before the termination of the merger agreement if terminated in accordance with (i) above, or (z) before MSB’s stockholder meeting if terminated in accordance with (ii), above, and (2) within 12 months after termination of the merger agreement, MSB consummates or enters into an agreement with respect to an acquisition proposal.

Expenses

Each of Kearny and MSB will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Agreement and Plan of Merger

Before the completion of the merger, Kearny and MSB may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by MSB stockholders, Kearny and MSB can make no amendment or modification that would reduce the amount or alter or change the kind of consideration to be received by MSB’s stockholders or that would contravene any provisions of the MGCL or applicable state and federal banking laws, rules and regulations.

Voting Agreements

Each of MSB’s directors and executive officers, in his or her capacity as an MSB stockholder, has entered into a separate voting agreement with Kearny, pursuant to which each such director and executive officer has agreed to vote all shares of MSB common stock over which he or she exercises sole disposition and voting rights in favor of the approval of the merger agreement and the merger and certain related matters and against alternative transactions. Under the voting agreements, MSB’s directors and executive officers may not, without the prior written consent of Kearny, transfer any of their shares of MSB common stock except for certain limited purposes described in the voting agreements. These voting agreements will terminate if the merger agreement is terminated. As of the [Record Date], shares constituting 19.56% of the voting power of MSB common stock were subject to the voting agreements.

DESCRIPTION OF KEARNY CAPITAL STOCK

General

Under its articles of incorporation, Kearny is authorized to issue 800,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the MSB special meeting, there are [●] shares of Kearny common stock issued and outstanding and no shares of Kearny preferred stock issued or outstanding. There are no other shares of capital stock of Kearny authorized, issued or outstanding. As of the record date for the MSB special meeting, Kearny had outstanding stock options to purchase an aggregate of [●] shares of Kearny common stock.

Common Stock

Dividends. Kearny may pay dividends up to an amount equal to the excess of its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by the board of directors. The payment of dividends by Kearny is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Kearny’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Kearny will be entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available therefor. If Kearny issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of Kearny common stock have exclusive voting rights in Kearny. They elect Kearny’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Unless previously approved by a majority of Kearny’s unaffiliated directors, any person who beneficially owns more than 10% of the then-outstanding shares of Kearny’s common stock, however, is not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Kearny issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of Kearny’s outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding up of Kearny Bank, Kearny, as the holder of 100% of Kearny Bank’s capital stock, would be entitled to receive all assets of Kearny Bank available for distribution, after payment or provision for payment of all debts and liabilities of Kearny Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Kearny, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Kearny available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of Kearny common stock do not have pre-emptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the Board of Directors. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Provisions

Kearny’s articles of incorporation and bylaws and the Maryland General Corporation Law contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, such provisions may also render the removal of the board of directors or management of Kearny more difficult. The following is a general summary of the material provisions of such anti-takeover provisions.

Directors

The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of Kearny’s directors. The bylaws establish qualifications for board members, including a residency requirement, an age restriction, restrictions on affiliations with competitors and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers

The articles of incorporation of Kearny provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Kearny (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Kearny and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

(i)	the economic effect, both immediate and long-term, upon Kearny’s stockholders, including stockholders, if any, who do not participate in the transaction;

(ii)

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Kearny and its subsidiaries and on the communities in which Kearny and its subsidiaries operate or are located;

(iii)	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Kearny;

(iv)	whether a more favorable price could be obtained for Kearny’s stock or other securities in the future;

(v)	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Kearny and its subsidiaries;

(vi)	the future value of the stock or any other securities of Kearny or the other entity to be involved in the proposed transaction;

(vii)	any antitrust or other legal and regulatory issues that are raised by the proposal;

(viii)

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

(ix)	the ability of Kearny to fulfill its objectives as a holding company and on the ability of its subsidiaries to fulfill their objectives under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Call of Special Meetings

The bylaws provide that a special meeting of stockholders can be called by the president, the chairperson of the board, by a majority vote of the total number of directors that Kearny would have, if there were no vacancies on the board of directors, or by the secretary following a written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Prohibition of Cumulative Voting

The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights

The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit; provided that such 10% limit shall not apply if a majority of the unaffiliated directors approve the acquisition of shares in excess of the 10% limit prior to such acquisition.

Restrictions on Removing Directors from Office

The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”), voting together as a single class.

Authorized but Unissued Shares

Kearny has authorized but unissued shares of common and preferred stock. See “Description of Kearny Capital Stock.” Kearny is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the whole board may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Kearny has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of Kearny that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Kearny. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws

Except as provided under “—Authorized but Unissued Shares,” above, Kearny’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Kearny;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by Kearny;

(xi)	the limitation of liability of officers and directors to Kearny for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the requirement that the forum for certain actions or disputes be a state or federal court located in Maryland;

(xiv)	the advance notice requirements for stockholder proposals and nominations; and

(xv)	the provision of the articles of incorporation regarding the amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Business Combinations with Interested Stockholders

Under Maryland law, “business combinations” between Kearny and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Kearny’s voting stock after the date on which Kearny had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Kearny at any time after the date on which Kearny had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Kearny. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between Kearny and an interested stockholder generally must be recommended by the board of directors of Kearny and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Kearny, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Kearny other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Kearny’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Listing

Shares of Kearny’s common stock are listed on the NASDAQ Global Select Market under the symbol “KRNY.”

Transfer Agent and Registrar

The transfer agent and registrar for Kearny’s common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

COMPARISON OF RIGHTS OF STOCKHOLDERS

The rights of stockholders of Kearny are currently governed by Kearny’s articles of incorporation and bylaws and by Maryland law. The rights of stockholders of MSB are currently governed by MSB’s articles of incorporation and bylaws and by Maryland law. If the merger is completed, MSB stockholders who receive Kearny common stock will become Kearny stockholders and their rights will likewise be governed by Kearny’s articles of incorporation and bylaws and Maryland law.

The following is a summary of the material differences between the rights of an MSB stockholder and the rights of a Kearny stockholder. This summary is not a complete statement of the differences between the rights of MSB stockholders and the rights of Kearny stockholders and is qualified in its entirety by reference to Maryland law and to the articles of incorporation and bylaws of each corporation. Copies of Kearny’s articles of incorporation and bylaws and MSB’s articles of incorporation and bylaws are on file with the Securities and Exchange Commission. Copies of Kearny’s articles of incorporation and bylaws are available upon written request addressed to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Gail Corrigan, Corporate Secretary. Copies of MSB’s articles of incorporation and bylaws are available upon written request addressed to MSB Financial Corp., 1902 Long Hill Road, Millington, New Jersey 07946-0417, Attention: Nancy E. Schmitz, Corporate Secretary.

Authorized Stock
Kearny		MSB
•	The articles of incorporation authorize 900,000,000 shares of capital stock, consisting of 800,000,000 shares of common stock, $0.01 par value, and 100,000,000 shares of preferred stock, $0.01 par value.	•	The articles of incorporation authorize 50,000,000 shares of capital stock, consisting of 49,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

•	At [Record Date], there were [●] shares of Kearny common stock issued and outstanding.	•	At [Record Date], there were [●] shares of MSB common stock issued and outstanding.

•	As of [Record Date], there were no shares of preferred stock issued or outstanding.	•	As of [Record Date], there were no shares of preferred stock issued or outstanding.

Limitations on Voting Rights
Kearny		MSB
•	Kearny’s articles of incorporation provide that unless previously approved by a majority of Kearny’s unaffiliated directors, no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of Kearny or any subsidiary or a trustee of a plan. Kearny’s board of directors has the power to construe and apply the provisions in the articles of incorporation regarding the 10% limitation on voting rights and to make all determinations necessary or desirable to implement such provisions.	•	MSB’s articles of incorporation include the same provisions as Kearny’s articles of incorporation regarding the 10% limitation on voting rights.

Required Vote for Authorization of Certain Actions
Kearny		MSB
•	Under Maryland law, certain business combinations involving an interested stockholder or any affiliate of an interested stockholder are prohibited for five years after the interested stockholder becomes an interested stockholder. However, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any business combination between Kearny and an interested stockholder generally must be recommended by the board of directors of Kearny and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Kearny, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Kearny other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Kearny’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.	•	As a Maryland corporation, MSB is subject to the same provisions under Maryland law regarding certain business combinations involving an interested stockholder or any affiliate of an interested stockholder.

Evaluation of Offers
Kearny		MSB
•	Kearny’s articles of incorporation provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Kearny (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Kearny and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to: (i) the economic effect, both immediate and long-term, upon Kearny’s stockholders, including stockholders, if any, who do not participate in the transaction, (ii) the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Kearny and its subsidiaries and on the communities in which Kearny and its subsidiaries operate or are located, (iii) whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Kearny, (iv) whether a more favorable price could be obtained for	•	MSB’s articles of incorporation provide that its board of directors, in connection with the exercise of its business judgement involving any actual or proposed transaction that would or may involve a change in control of MSB (whether by purchases of its securities, tender offer, merger, consolidation, dissolution, liquidation, sale of all or substantially all of its assets or proxy solicitation), in determining what is in the best interests of MSB and its stockholders and in making any recommendation to its stockholders, give due consideration to all relevant factors, including, but not limited to the following: (a) the economic effect, both immediate and long-term, upon MSB’s stockholders, including stockholders, if any, choosing not to participate in the transaction; (b) effects, including any social and economic effects, on the employees, suppliers, creditors, depositors and customers of, and others dealing with, MSB and its subsidiaries and on the communities in which MSB and its subsidiaries operate or are located; (c) whether the proposal is acceptable based on the historical and current operating results or financial condition of MSB; (d) whether a more favorable price could be obtained for MSB’s stock or

Evaluation of Offers
Kearny	MSB
Kearny’s stock or other securities in the future, (v) the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Kearny and its subsidiaries, (vi) the future value of the stock or any other securities of Kearny or the other entity to be involved in the proposed transaction, (vii) any antitrust or other legal and regulatory issues that are raised by the proposal, (viii) the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction, and (ix) the ability of Kearny to fulfill its objectives as a holding company and on the ability of its subsidiaries to fulfill their objectives under applicable statutes and regulations.	other securities in the future; (e) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (f) the future value of the stock or any other securities of MSB; and (g) any antitrust or other legal and regulatory issues that are raised by the proposal.

Stockholders’ Meetings
Kearny		MSB
•	Kearny’s bylaws provide that it must deliver notice of the meeting and, in the case of a special meeting—a description of its purpose, no fewer than ten days and no more than 90 days before the meeting to stockholders entitled to vote. For purposes of determining stockholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than ten days and not more than 90 days before the meeting.	• •

MSB’s bylaws include the same provision as Kearny’s bylaws regarding the delivery of notice of a meeting and the determination of stockholders entitled to vote at a meeting.

MSB’s bylaws provide that a special meeting may be called by the chairman of the board, the president, by a two-thirds vote of the total number of directors that MSB would have if there were no vacancies on the board of directors, or by the secretary following a written request of the holders of at least a majority of all shares outstanding and entitled to vote at the meeting. The secretary is not obligated to call a special meeting requested by stockholders for the purpose of taking any action that is non-binding or advisory in nature.

•

Kearny’s bylaws provide that a special meeting may be called by the president, the chairperson of the board, by a majority vote of the total number of directors that Kearny would have, if there were no vacancies on the board of directors, or by the secretary following a written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Stockholder Nominations and Proposals
Kearny		MSB
•	Kearny’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Kearny not less than 110 days nor more than 120 days prior to the anniversary of the prior year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to the anniversary of the preceding year’s annual meeting, a stockholder’s written notice will be timely only if delivered or mailed to and received by the secretary of Kearny at the principal executive office of Kearny no earlier than the day on which public disclosure of the date of such annual meeting is first made and no later than the tenth day following the day on which public disclosure of the date of such annual meeting is first made. A stockholder who desires to raise new business must provide certain information to Kearny concerning the nature of the new business, the stockholder, the stockholder’s ownership in Kearny, the stockholder’s interest in the business matter and a representation that the stockholder intends to appear in person or by proxy to bring such business before the meeting. Similarly, a stockholder wishing to nominate any person for election as a director must provide Kearny with certain information concerning the nominee and the proposing stockholder.	•	MSB’s bylaws provide that a person may not be nominated for election as a director unless that person is nominated by or at the direction of the MSB board of directors or by a stockholder who has given appropriate notice to MSB before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given MSB appropriate notice of its intention to bring that business before the meeting. MSB’s secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to MSB concerning the nature of the new business, the stockholder, the stockholder’s ownership in MSB and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide MSB with certain information concerning the nominee and the proposing stockholder.

Board of Directors
Kearny		MSB
•	Kearny’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.	•	MSB’s articles of incorporation provide for the same requirements as Kearny’s articles of incorporation regarding the classification of the board of directors and the election of directors.
•	Under Kearny’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.	•	Under MSB’s bylaws, any vacancy occurring in the board of directors resulting from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director of MSB so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor will have been elected and qualified.

•	Kearny’s bylaws provide that no person will be eligible for election or appointment to the board of directors if such person (i) has had a cease and desist, consent or other formal order that is subject to public disclosure, other than a civil money penalty, issued against him or her by a financial or securities regulatory agency, (ii) has been convicted of a crime involving dishonesty or breach	•	MSB’s bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and

Board of Directors
Kearny		MSB
	of trust which is punishable by imprisonment for a term exceeding one year or is currently charged with the commission of or participation in such a crime, (iii) did not, at the time when first elected or appointed to the board of directors of Kearny or Kearny Bank, maintain his or her principal residence within a county in which Kearny or any subsidiary maintains an office, or in any county contiguous to a county in which Kearny or a subsidiary maintains an office, for a period of at least one year prior to the date of the purported nomination, election or appointment to the board of directors. Kearny’s bylaws further state that no person will be elected to serve as a director after reaching the age of 75 years unless otherwise determined by the board of directors, based on criteria set forth in Kearny’s bylaws, by a vote of at least two-thirds of its disinterested members.		desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.
		•	MSB’s articles of incorporation provide that directors may be removed only for cause and only by the affirmative vote of 75% of the issued and outstanding shares of capital stock entitled to vote.

•	Kearny’s bylaws provide that no person may serve on the board of directors if such person (i) is at the same time, a director, officer, employee or 10% or more stockholder of, or is the nominee or representative of, a financial institution or similar organization, other than a subsidiary of Kearny, that engages in business activities or solicits customers, whether through a physical presence or electronically, in the same market area as Kearny or any subsidiary, (ii) does not agree in writing to comply with all of Kearny’s policies applicable to directors, or (iii) is a party to any agreement or arrangement with a party other than Kearny or a subsidiary that (a) provides him or her with material benefits which are tied to or contingent on Kearny entering into a merger, sale of control or similar transaction in which Kearny is not the surviving institution, (b) materially limits his or her voting discretion as a member of the board of directors of Kearny, or (c) materially impairs his or her ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of Kearny.

•	Directors may be removed only for cause by the affirmative vote of at least 80% of the outstanding shares entitled to vote generally in the election of directors.

•	Kearny’s bylaws provide that except as otherwise provided by the executive committee of the board of directors, the term of a director who is also an employee of Kearny or any subsidiary will expire on the date on which his or her employment terminates for any reason other than retirement.

Director and Officer Liability
Kearny		MSB
•	Kearny’s articles of incorporation provide that directors and officers will not be personally liable for monetary damages to Kearny or its stockholders for certain actions as directors or officers, except for (i) the receipt of an improper personal benefit, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty that was material to a cause of action, or (iii) to the extent otherwise provided by Maryland law.	•	MSB’s articles of incorporation provide that an officer or director of MSB, as such, will not be liable to MSB or its stockholders for money damages, except (A) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by Maryland law.

Indemnification
Kearny		MSB
•	The articles of incorporation of Kearny provide that it will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as authorized by the board of directors and Maryland law, all subject to any applicable federal law. Maryland law allows Kearny to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Kearny. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.	•	MSB’s articles of incorporation provide that MSB will indemnify (A) its directors and officers, whether serving MSB or at its request any other entity, to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures required, and (B) other employees and agents to such extent as authorized by the board of directors or MSB’s bylaws and be permitted by law. Maryland law allows MSB to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of MSB. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Amendment of the Bylaws
Kearny		MSB
•	Kearny’s bylaws may be amended or repealed by either the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.	•	The board of directors of MSB is authorized to adopt, repeal, alter, amend and rescind the bylaws by the affirmative vote of a majority of the directors then in office without the further approval of the stockholders. Notwithstanding any other provision in MSB’s Articles of Incorporation or bylaws (and notwithstanding that some lesser percentage may be specified by law), the bylaws will not be adopted, repealed, altered, amended or rescinded by the MSB stockholders except by the affirmative vote of the holders of at least 75% of the voting stock, voting together as a single class.

Amendment of the Articles of Incorporation
Kearny		MSB
•	Kearny’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions: (i) the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock, (ii) the division of the board of directors into three staggered classes, (iii) the ability of the board of directors to fill vacancies on the board, (iv) the requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by stockholders, (v) the ability of the board of directors to amend and repeal the bylaws, (vi) the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Kearny, (vii) the authority of the board of directors to provide for the issuance of preferred stock, (viii) the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock, (ix) the number of stockholders constituting a quorum or required for stockholder consent, (x) the indemnification of current and former directors and officers, as well as employees and other agents, by Kearny, (xi) the limitation of liability of officers and directors to Kearny for money damages, (xii) the inability of stockholders to cumulate their votes in the election of directors, (xiii) the requirement that the forum for certain actions or disputes be a state or federal court located Maryland, (xiv) the advance notice requirements for stockholder proposals and nominations, and (xv) the provision of the articles of incorporation regarding the amendment of the articles of incorporation.	•	MSB’s articles of incorporation generally may be amended in the manner prescribed by Maryland law and no stockholder approval is required if the approval of stockholders is not required for the proposed amendment or repeal by Maryland law, and all rights conferred upon stockholders are granted subject to this reservation. The board of directors, pursuant to a resolution approved by a majority of the directors then in office, and without action by the stockholders, may amend the Articles of Incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that MSB has authority to issue. Notwithstanding any other provision of the Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, any amendment of Section C of Article Sixth (limitation on common stock voting rights), Sections B and D of Article Seventh (classification and removal of board of directors), Sections F and J of Article Eighth (amendment of bylaws and elimination of director and officer liability) and Article Tenth (amendment of certain provisions of the articles), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote.

Selection of Forum
Kearny		MSB
•	Kearny’s articles of incorporation provide that, unless Kearny otherwise provides its consent, the forum for certain actions or disputes will be a state or federal court located in Maryland that has jurisdiction.	•	Neither MSB’s Articles of Incorporation nor its bylaws contain a forum selection provision.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors and Management

The existing directors and executive officers of Kearny and Kearny Bank will not change as a result of the merger.

For information regarding the current directors of Kearny, executive compensation and relationships and related transactions, see Kearny’s proxy statement for the 2019 annual meeting of stockholders and its Annual Report on Form 10-K filed with the SEC, which are incorporated by reference in this document. See “Where I Can Find More Information.”

Operations

While there can be no assurance as to the achievement of business and financial goals, Kearny currently expects to achieve cost savings equal to approximately 45% of MSB’s current annualized non-interest expenses (excluding one-time non-recurring costs in 2019 identified by MSB) through the elimination of redundant senior and executive management and other operating efficiencies (such as the elimination of duplicative data processing services). See “Cautionary Statement About Forward-Looking Statements.”

MARKET PRICE AND DIVIDEND INFORMATION

Kearny common stock is listed on The Nasdaq Global Select Market under the symbol “KRNY.” MSB common stock is listed on The Nasdaq Global Market under the symbol “MSBF.”

You should obtain current market quotations for Kearny common stock and MSB common stock, as the market price of Kearny common stock and MSB common stock will fluctuate between the date of this document and the date on which the merger is completed. You can get these quotations from a newspaper, on the internet or by calling your broker.

Changes in the market price of Kearny common stock prior to the completion of the merger will affect the value of the merger consideration that MSB stockholders will be entitled to receive upon completion of the merger.

As of [Record Date], there were approximately [●] holders of record of MSB common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of Kearny’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Kearny, applicable state law and government regulations and other factors deemed relevant by Kearny’s board of directors.

STOCK OWNERSHIP OF MSB

The following table provides information as of December 31, 2019 with respect to persons and entities known to MSB to be the beneficial owner of more than 5% of MSB’s outstanding common stock. A person or entity may be considered to beneficially own any shares of common stock over which the person or entity has, directly or indirectly, sole or shared voting or investing power. Percentage of beneficial ownership is based on 5,184,194 shares of common stock outstanding as of December 31, 2019.

Name and Address	Shares Beneficially Owned		Percent of All Common Stock Outstanding(1)(2)(3)
Lawrence B. Seidman 100 Misty Lane Parsippany, NJ 07054	614,553	(4)	11.54%

Millington Bank Employee Stock Ownership Plan and Trust 1902 Long Hill Road Millington, NJ 07946	284,900	(5)	5.49%

(1)	Based on 5,184,194 shares of MSB’s common stock outstanding and entitled to vote as of December 31, 2019.
(2)

For purposes of this table, a person is deemed to be the beneficial owner of shares of Common Stock if he or she has or shares voting or investment power with respect to such shares or has a right to acquire beneficial ownership at any time within 60 days of the Record Date. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct, and the named persons or group exercise sole voting and investment power over the shares of the Common Stock.

(3)

In calculating the percentage ownership of an individual or group, the number of shares outstanding is deemed to include any shares which the individual or group have the right to acquire through the exercise of options or otherwise within 60 days of the Record Date.

(4)

Includes 6,333 shares which Mr. Seidman has the right to acquire pursuant to the exercise of options within 60 days of the Record Date. Mr. Seidman has agreed with the Federal Reserve Bank of New York that the maximum number of shares that he may vote at the Meeting will be 9.9% of the outstanding shares (513,306 shares).

(5)

The ESOP trustee, Pentegra Trust Company, will vote all unallocated shares of the Common Stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion it has received timely voting instructions “for” or “against” a matter from the ESOP participants with respect to shares previously allocated to participant accounts under the ESOP, subject to the exercise of its fiduciary duties.

The following table provides information as of December 31, 2019 about the shares of MSB common stock that may be considered to be owned by each director, each named executive officer and by all directors and named executive officers of MSB as a group. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The address for each beneficial owner of more than 5% of a class of our common stock listed in the table below is: c/o MSB Financial Corp., 1902 Long Hill Road, Millington, New Jersey 07946-0417. Percentage of beneficial ownership is based on 5,184,194 shares of common stock outstanding as of December 31, 2019.

Name	Number of Shares Owned(1)(2)		Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding(3)
Robert C. Andersen, Director	34,220		4,220	*
Anthony M. Bruno, Jr., Director	—		—	*
H. Gary Gabriel, Director	8,320		4,220	*
W. Scott Gallaway, Director and Chairman	33,067		6,333	*
Gary T. Jolliffe, Director	97,555	(4)	6,333	1.90%
Lawrence B. Seidman, Director	614,553		6,333	11.84%
Milena Schaefer, Director	—		—	*
Michael A. Shriner, President, Chief Executive Officer and Director	112,509		21,600	2.16%
Raymond Vanaria, Director	98,767	(5)	6,333	1.90%
Robert D. Vollers, Director	27,252		6,333	*
Robert G. Russell, Jr., Executive Vice President and Chief Operating Officer	28,238		12,000	*
Nancy E. Schmitz, Senior Vice President, Chief Credit Officer and Corporate Secretary	29,934		12,000	*
John J. Bailey, Executive Vice President, Chief Lending Officer	24,140		12,000	*
John Kaufman, First Vice President and Chief Financial Officer	7,981		4,800	*

All directors and executive officers as a group (14 persons)	1,116,536		102,505

*	Does not exceed 1.0% of MSB’s voting securities.
(1)	As of the record date.
(2)

Includes stock held in joint tenancy; stock owned as tenants in common; stock owned or held by a spouse or other member of the individual’s household; stock allocated through certain employee benefit plans of MSB; stock in which the individual either has or shares voting and/or investment power and shares which the individual has the right to acquire at any time within 60 days of the record date. Each person or relative of such person whose shares are include herein exercises sole or shared voting and dispositive power as to those shares reported. Excludes shares for which certain officers or directors may be deemed to have voting power by virtue of serving as the 401(k) plan administrative committee.

(3)

In calculating the percentage ownership of an individual or group, the number of shares outstanding is deemed to include any share which the individual or group has the right to acquire through the exercise of options or otherwise within 60 days of the record date.

(4)	Includes 355 owned by Spouse and 2,800 by Trust controlled by Spouse.
(5)	Includes 900 owned by Spouse and 1,000 by Daughter.

LEGAL MATTERS

The validity of the Kearny common stock to be issued in the proposed merger has been passed upon for Kearny by Luse Gorman, PC, Washington, D.C. Certain U.S. federal income taxes consequences relating to the merger will be passed upon for Kearny by Luse Gorman, PC, Washington, D.C. and for MSB by Jones Walker LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Kearny as of June 30, 2019 and 2018 and for each of the two years in the period ended June 30, 2019 incorporated by reference into this document have been so incorporated in reliance upon the reports of Crowe LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Kearny for the year ended June 30, 2017 incorporated by reference into this document from Kearny Financial Corp’s Annual Report on Form 10-K for the period ended June 30, 2019, have been so incorporated in reliance upon the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MSB as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 included in this document have been so included in reliance upon the reports of Crowe LLP, an independent registered public accounting firm, included in this document, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

MSB intends to hold an annual meeting during the year ending December 31, 2020 only if the merger is not completed.

If MSB holds an annual meeting during the year ending December 31, 2020 on a date that is more than 30 calendar days from May 21, 2020, a stockholder proposal must be received by a reasonable time before MSB begins to print and mail its proxy solicitation material for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

MSB’s Bylaws provide that a person may not be nominated for election as a director of MSB unless that person is nominated by or at the direction of MSB’s Board of Directors or by a stockholder who has given appropriate notice to MSB before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given MSB appropriate notice of their intention to bring that business before the meeting. MSB’s secretary must receive notice of the nomination or proposal not less than ninety (90) days before the annual meeting; provided, however, that if less than one hundred (100) days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to MSB concerning the nature of the new business, the stockholder, the stockholder’s ownership in MSB and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide MSB with certain information concerning the nominee and the proposing stockholder. A copy of MSB’s Bylaws may be obtained from MSB.

WHERE YOU CAN FIND MORE INFORMATION

Kearny and MSB file reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an internet worldwide website that contains reports, proxy and information statements and other information about issuers, like Kearny and MSB, that file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Kearny with the SEC are also available at Kearny’s website at www.kearnybank.com under the tab “Investor Relations.” The reports and other information filed by MSB with the SEC are also available at MSB’s website at www.millingtonbank.com under the tab “About Us” under “Investor Relations.”

Kearny filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Kearny common stock to be issued to MSB stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Kearny in addition to being a proxy statement of MSB for its special meeting. As permitted by the SEC rules, this document does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be obtained as set forth above.

All information in this document concerning Kearny and its subsidiaries has been furnished by Kearny and all information in this document concerning MSB and its subsidiaries has been furnished by MSB.

Each MSB stockholder will receive a separate copy of this document, regardless of whether such stockholder is residing at a shared address with one or more other MSB stockholders.

You should rely only on the information contained in, or incorporated by reference into, this document when evaluating the merger agreement and the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [●], 2020. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to stockholders of MSB or Kearny nor the issuance of shares of Kearny common stock as contemplated by the merger agreement shall create any implication to the contrary.

Kearny incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the MSB special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

KEARNY FILINGS (File No 001-37399)

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended June 30, 2019

• Quarterly Report on Form 10-Q	Periods ended September 30, 2019 and December 31, 2019

• Current Reports on Form 8-K	August 22, 2019, October 25, 2019, November 14, 2019, November 21, 2019, December 19, 2019, January 31, 2019 and February 20, 2020 (other than the portions of those documents not deemed to be filed)

Documents incorporated by reference are available from Kearny without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Kearny at the following address:

Kearny Financial Corp.

120 Passaic Avenue,

Fairfield, New Jersey 07004

Attention: Gail Corrigan, Corporate Secretary

Telephone: (973) 244-4500

If you would like to request documents from Kearny, please do so by [●], 2020 to receive them before each company’s meeting of stockholders. If you request any incorporated documents, Kearny will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Neither Kearny nor MSB has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

MSB Financial Corp. and Subsidiaries

Millington, New Jersey

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of MSB Financial Corp. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years ended December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Crowe LLP

We have served as the Company’s auditor since 2018.

New York, New York

March 13, 2020

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

(Dollars in thousands, except per share amounts)	At December 31, 2019	At December 31, 2018
Cash and due from banks	$1,296	$1,558
Interest-earning demand deposits with banks	17,157	10,242

Cash and Cash Equivalents	18,453	11,800
Securities held to maturity (fair value of $35,696 and $38,569, respectively)	35,827	39,476
Loans receivable, net of allowance for loan losses of $5,722 and $5,655, respectively	508,022	502,299
Premises and equipment	8,020	8,180
Federal Home Loan Bank of New York stock, at cost	2,848	4,756
Bank owned life insurance	14,480	14,585
Accrued interest receivable	1,650	1,615
Other assets	3,786	1,789

Total Assets	$593,086	$584,500

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$47,935	$46,690
Interest bearing	424,817	373,889

Total Deposits	472,752	420,579
Advances from Federal Home Loan Bank of New York	51,575	94,275
Advance payments by borrowers for taxes and insurance	722	749
Other liabilities	2,662	2,251

Total Liabilities	527,711	517,854

Stockholders’ Equity
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.01; 49,000,000 shares authorized; 5,184,914 and 5,389,054 issued and outstanding at December 31, 2019 and December 31, 2018, respectively	52	54
Paid-in capital	41,857	44,726
Retained earnings	24,989	23,498
Unearned common stock held by ESOP (168,538 and 179,464 shares, respectively)	(1,523)	(1,632)

Total Stockholders’ Equity	65,375	66,646

Total Liabilities and Stockholders’ Equity	$593,086	$584,500

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
(in thousands except per share amounts)	2019	2018
Interest Income
Loans receivable, including fees	$23,007	$21,960
Securities held to maturity	1,064	1,065
Other	484	320

Total Interest Income	24,555	23,345

Interest Expense
Deposits	5,282	3,834
Borrowings	1,708	1,564

Total Interest Expense	6,990	5,398

Net Interest Income	17,565	17,947
Provision for Loan Losses	—	240

Net Interest Income after Provision for Loan Losses	17,565	17,707

Non-Interest Income
Fees and service charges	346	334
Income from bank owned life insurance	554	388
Other	74	78

Total Non-Interest Income	974	800

Non-Interest Expenses
Salaries and employee benefits	6,769	6,673
Directors compensation	524	490
Occupancy and equipment	1,534	1,564
Service bureau fees	575	347
Advertising	21	33
FDIC assessment	100	211
Professional services	2,415	1,730
Other	831	813

Total Non-Interest Expenses	12,769	11,861

Income before Income Taxes	5,770	6,646
Income Tax Expense	1,667	1,811

Net Income	$4,103	$4,835

Earnings per share:
Basic	$0.81	$0.90
Diluted	$0.80	$0.90

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Dollars in thousands)	Common Stock	Paid-In Capital	Retained Earnings	Unallocated Common Stock Held by ESOP	Total Stockholders’ Equity
Balance - December 31, 2017	$58	$51,068	$23,641	$(1,742)	$73,025
Net income	—	—	4,835	—	4,835
Allocation of ESOP stock	—	219	—	110	329
Repurchased stock (390,089 shares)	(4)	(7,026)	—	—	(7,030)
Exercise of stock options (10,511 shares)	—	137	—	—	137
Stock-based compensation	—	328	—	—	328
Cash paid for common stock dividend ($0.905 per share)	—	—	(4,978)	—	(4,978)

Balance - December 31, 2018	$54	$44,726	$23,498	$(1,632)	$66,646
Net income	—	—	4,103	—	4,103
Allocation of ESOP stock	—	151	—	109	260
Repurchased stock (199,202 shares and 4,938 restricted)	(2)	(3,347)	—	—	(3,349)
Stock-based compensation	—	327	—	—	327
Cash paid for common stock dividends ($0.50 per share)	—	—	(2,612)	—	(2,612)

Balance - December 31, 2019	$52	$41,857	$24,989	$(1,523)	$65,375

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2019	2018
Cash Flows from Operating Activities
Net income	$4,103	$4,835
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) of securities premiums and discounts and deferred loan fees and costs	(181)	(118)
Depreciation and amortization of premises and equipment	559	573
Stock-based compensation and allocation of ESOP stock	587	657
Provision for loan losses	—	240
Deferred income taxes	(191)	293
Income from bank owned life insurance	(554)	(388)
Increase in accrued interest receivable	(35)	(8)
Decrease in other assets	64	129
Decrease in other liabilities	(800)	(490)

Net Cash Provided by Operating Activities	3,552	5,723

Cash Flows from Investing Activities
Activity in held to maturity securities:
Purchases	(9,961)	(8,969)
Maturities, calls and principal repayments	13,556	7,898
Net decrease (increase) in loans receivable	3,279	(54,406)
Purchased loans	(11,300)	(7,096)
Proceeds from sales of loans	2,533	32,563
Purchase of bank premises and equipment	(399)	(55)
Purchase of Federal Home Loan Bank of New York stock	(14,697)	(27,356)
Redemption of Federal Home Loan Bank of New York stock	16,605	24,731

Net Cash Used by Investing Activities	(384)	(32,690)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	52,173	(28,334)
Advances from Federal Home Loan Bank of New York	—	66,600
Repayment of advances from Federal Home Loan Bank of New York	(42,700)	(10,000)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(27)	63
Cash dividends paid to stockholders	(2,612)	(4,978)
Net exercise of options and repurchase of shares	—	(53)
Repurchase of common stock	(3,349)	(6,840)

Net Cash Provided by Financing Activities	3,485	16,458

Net increase (decrease) in Cash and Cash Equivalents	6,653	(10,509)
Cash and Cash Equivalents – Beginning	11,800	22,309

Cash and Cash Equivalents – Ending	$18,453	$11,800

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,
(Dollars in thousands)	2019	2018
Supplementary Cash Flows Information
Interest paid	$6,991	$5,407

Income taxes paid	$2,077	$1,436

Supplemental noncash disclosures

Lease liabilities arising from obtaining right-of-use assets	$1,211	$—

See notes to consolidated financial statements.

Note 1 – Organization and Business

MSB Financial Corp. (the “Company”) is a Maryland-chartered corporation organized in 2014 to be the successor to MSB Financial Corp., a federal corporation (“Old MSB”) upon completion of the second-step conversion of Millington Bank (the “Bank”) from the two-tier mutual holding company structure to the stock holding company structure. MSB Financial, MHC (the “MHC”) was the former mutual holding company for Old MSB prior to completion of the second-step conversion. In conjunction with the second-step conversion, each of the MHC and Old MSB ceased to exist. The second-step conversion was completed on July 16, 2015 at which time the Company sold 3,766,592 shares of its common stock (including 150,663 shares purchased by the Bank’s employee stock ownership plan) at $10.00 per share for gross proceeds of approximately $37.7 million. Expenses related to the stock offering totaled $1.5 million and were netted against proceeds. As part of the second-step conversion, each of the outstanding shares of common stock of Old MSB held by persons other than the MHC were converted into 1.1397 shares of Company common stock with cash paid in lieu of fractional shares. As a result, a total of 2,187,242 additional shares were issued in the second-step conversion. As a result of the second-step conversion, all share and per share information has subsequently been revised to reflect the 1.1397 exchange ratio unless otherwise noted.

The Company’s principal business is the ownership and operation of the Bank. The Bank is a New Jersey-chartered stock savings bank and its deposits are insured by the Federal Deposit Insurance Corporation. The primary business of the Bank is attracting retail deposits from the general public and using those deposits together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for its lending and investing activities. The Bank’s loan portfolio primarily consists of one-to-four family and home equity residential loans, commercial real estate loans, commercial loans, and construction loans. It also invests in U.S. government obligations and mortgage-backed securities. The Bank is regulated by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) regulates the Company as a bank holding company.

The primary business of Millington Savings Service Corp (the “Service Corp”), the Bank’s wholly-owned subsidiary, was the ownership and operation of a single commercial rental property. This property was sold during the year ended June 30, 2007. Currently the Service Corp is inactive.

Note 2 – Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and the Bank’s wholly owned subsidiary, the Service Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with banks with original maturities of six months or less.

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt securities that are bought and held principally for the purpose of being sold in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt securities not classified as trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable income taxes, reported in a separate component of stockholders’ equity. The Company had no trading or available for sale securities as of December 31, 2019 and 2018.

Note 2 – Summary of Significant Accounting Policies—(Continued)

Equity investments are measured at fair value with changes in fair value recognized in net income. The Company had no equity investments with changes in fair value recorded in net income for the years ended December 31, 2019 and 2018.

Individual securities are considered impaired when their fair value is less than amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. Accordingly, the Company accounts for temporary impairments based upon a security’s classification as trading, available for sale or held to maturity. Temporary impairments on available for sale securities are recognized, on a tax-effected basis, through other comprehensive income (loss) with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however, information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements. The carrying value of securities held in the trading portfolio is adjusted to fair value through earnings on a monthly basis.

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level equal to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on the debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred taxes, in other comprehensive income (loss).

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value of a security has been lower than the cost, and the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company also assesses its intent with regard to selling or holding each security as well as any conditions which may require the sale of security prior to the recovery of fair value to a level which equals or exceeds amortized cost.

Discounts and premiums on securities are accreted/amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Risk

The Bank’s lending activities are concentrated in loans secured by real estate located in the State of New Jersey.

Loans Receivable

Loans are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts based on the effective interest method.

Allowance for Credit Losses

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management’s estimate of probable incurred losses in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of probable incurred losses in its unfunded loan commitments and is recorded in other liabilities, when required, on the consolidated statement of financial condition. The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. All, or part, of the principal balance of loans receivable that are deemed uncollectible are charged against the allowance for loan losses when management determines that the repayment of that amount is highly unlikely. Any subsequent recoveries are credited to the allowance for loan losses. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.

Note 2 – Summary of Significant Accounting Policies—(Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s three year loan loss experience, known and probable incurred losses in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the composition of the loan portfolio, current economic conditions and other relevant factors.

This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

For additional detail regarding the allowance for loan losses, see Note 4 to the Consolidated Financial Statements.

Other Real Estate Owned (“OREO”)

Other real estate owned represents real estate acquired through formal foreclosure or by taking possession of the real estate and is initially recorded at the lower of cost or fair value, less estimated selling costs establishing a new cost basis. Write-downs required at the time of acquisition are charged to the allowance for loan losses. Thereafter, the Company maintains an allowance for decreases in the property’s estimated fair value, through charges to earnings. Such charges are included in other non-interest expense along with any additional property maintenance. There was no OREO at December 31, 2019 and 2018. We may obtain physical possession of residential and commercial real estate collateralizing consumer and commercial mortgage loans via foreclosure or in-substance repossession. As of December 31, 2019, we had consumer loans with a carrying value of $773,000 collateralized by residential real estate property for which formal foreclosure proceedings were in process.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

Years
Building and improvements	5 – 50
Furnishings and equipment	3 – 7
Leasehold improvements	Shorter of useful life or term of lease

Significant renewals and betterments are capitalized to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold restricted stock of its district’s FHLB according to a predetermined formula based on advances available and outstanding. The restricted stock is carried at cost. Management’s determination of whether these shares are impaired is based on an assessment of the ultimate recoverability of its cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge was necessary related to the FHLB restricted stock during the years ended December 31, 2019 and 2018.

Note 2 – Summary of Significant Accounting Policies—(Continued)

Bank Owned Life Insurance

Bank owned life insurance is carried at net cash surrender value. The change in the net cash surrender value is recorded as a component of non-interest income.

Stock-based Compensation Plans

In accordance with FASB ASC 718, “Compensation – Stock Compensation”, the Company recognizes compensation expense for the total of the fair value of all share-based compensation awards granted over the requisite service periods. In addition, ASC 718 requires that cash flow activity be reported on a financing rather than an operating cash flow basis for the benefits, if any, of realized tax deductions in excess of previously recognized tax benefits on compensation expense.

Advertising

The Company expenses advertising and marketing costs as incurred.

Income Tax Expense

The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated based on the contribution of their respective income or loss to the consolidated income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided for these consolidated financial statements on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items of income and expense for financial reporting and income tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences.

The Company follows the provisions of FASB ASC 740, “Income Taxes”, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN48”). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation under ASC 740, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2019 and 2018. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended December 31, 2019 and 2018. The tax years subject to examination by the taxing authorities are the years ended December 31, 2019, 2018, 2017 and 2016.

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, exclusive of the Employee Stock Ownership Plan (“ESOP”) shares not yet committed to be released. Diluted earnings per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock options) or which could be converted into common stock, if dilutive, using the treasury stock method.

Note 2 – Summary of Significant Accounting Policies—(Continued)

The following table shows the computation of basic and diluted earnings per share:

	Year Ended December 31,
(In Thousands, Except Per Share Data)	2019	2018
Numerator:
Net income	$4,103	$4,835

Denominator:
Weighted average common shares	5,096	5,351
Dilutive potential common shares	31	49

Weighted average fully diluted shares	5,127	5,400

Earnings per share:
Basic	$0.81	$0.90

Dilutive	$0.80	$0.90

Outstanding common stock equivalents having no dilutive effect	—	—

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-2, “Leases” (Topic 842). This ASU revises the method for lessee accounting. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily due to the recognition of lease assets and lease liabilities. ASU 2016-2 is effective for the first interim period within annual periods beginning after December 15, 2018, with early adoption permitted. The standard is required to be adopted using the modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The adoption of ASC 842 resulted in the recognition of a right-of-use (ROU) asset of $1.2 million and a lease liability of $1.2 million on MSB’s Consolidated Statements of Financial Condition. The Company has elected to apply the package of practical expedients allowed by the new standard under which the Company need not reassess whether any expired contracts are leases or contain leases, the Company need not reassess the lease classification for any expired or existing lease, and the Company need not reassess initial direct costs for any existing leases. The Company has also elected not to restate comparative periods.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” This ASU requires credit losses on most financial assets measured at amortized cost and certain other instruments to be measured using an expected credit loss model. Under this model, entities will estimate credit losses over the entire contractual term of the instrument. The standard is effective for public companies in annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim or annual period provided that the entire standard is adopted. We are currently evaluating the impact of ASU 2016-13 on MSB’s consolidated financial statements. We have taken steps to begin preparations for implementation, such as evaluating changes to MSB’s current loss recognition model and have selected an outside professional company’s model to begin loading MSB’s data into and determining next steps. On October 16, 2019, the FASB voted to a delay the effective date of ASU 2016-13 for SEC filers who are smaller reporting companies (like the Company) and public entities that are not SEC filers and nonpublic entities. For these entities, the effective date for implementation of ASU 2016-13 has been deferred to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years.

Note 3 – Securities Held to Maturity

The amortized cost of securities held to maturity and their fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2019:
U.S. Government agencies	$6,000	$13	$—	$6,013
Mortgage-backed securities	22,451	300	37	22,714
Corporate bonds	6,500	2	425	6,077
State and political subdivisions	876	16	—	892

	$35,827	$331	$462	$35,696

December 31, 2018:
U.S. Government agencies	$8,000	$11	$18	$7,993
Mortgage-backed securities	23,936	142	299	23,779
Corporate bonds	6,500	—	736	5,764
State and political subdivisions	1,040	—	7	1,033

	$39,476	$153	$1,060	$38,569

All mortgage-backed securities at December 31, 2019 and 2018 have been issued by FNMA, FHLMC or GNMA and are secured by 1-4 family residential real estate.

The amortized cost and fair value of securities held to maturity at December 31, 2019, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
U.S. Government agencies:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five through ten years	3,000	3,011
Due thereafter	3,000	3,002

	6,000	6,013
Mortgage-backed securities
Due within one year	1,151	1,153
Due after one year through five years	11,370	11,552
Due after five through ten years	2,580	2,565
Due thereafter	7,350	7,444

	22,451	22,714
Corporate Bonds
Due within one year	1,500	1,502
Due after one year through five years	—	—
Due after five years through ten years	1,000	956
Due thereafter	4,000	3,619

	6,500	6,077
State and political subdivisions
Due within one year	171	171
Due after one year through five years	705	721
Due after five years through ten years	—	—

	876	892

	$35,827	$35,696

Note 3 – Securities Held to Maturity—(Continued)

There were no sales of securities held to maturity during the years ended December 31, 2019 and 2018. At December 31, 2019 and 2018, securities held to maturity with a fair value of approximately $3 million and $2 million, respectively, were pledged to secure public funds on deposit.

The following table provides the gross unrealized losses and fair value of securities in an unrealized loss position, by the length of time that such securities have been in a continuous unrealized loss position:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
December 31, 2019:
U.S. Government agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	1,716	8	3,140	29	4,856	37
Corporate bonds	—	—	4,574	425	4,574	425
State and political subdivisions	—	—	—	—	—	—

	$1,716	$8	$7,714	$454	$9,430	$462

December 31, 2018:
U.S. Government agencies	$—	$—	$1,982	$18	$1,982	$18
Mortgage-backed securities	8	1	15,205	298	15,213	299
Corporate bonds	1,487	13	4,277	723	5,764	736
State and political subdivisions	180	1	853	6	1,033	7

	$1,675	$15	$22,317	$1,045	$23,992	$1,060

At December 31, 2019, management concluded that the unrecognized losses summarized above (which related to ten mortgage-backed securities and three corporate bonds, compared to two U.S. Government agency bonds, twenty mortgage-backed securities, five corporate bonds, and six state and political subdivision bonds as of December 31, 2018) are temporary in nature since they are not related to the underlying credit quality of the issuer. As of December 31, 2019, the Company did not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell these securities prior to the anticipated recovery of the remaining amortized cost. Management believes that the losses above are primarily related to the change in market interest rates. Accordingly, the Company has not recognized any other-than-temporary impairment loss on these securities.

Note 4 – Loans Receivable and Allowance for Loan Losses

The composition of total loans receivable at December 31, 2019 and 2018 was as follows:

	At December 31, 2019	At December 31, 2018
	(In thousands)
Residential mortgage:
One-to-four family	$130,966	$143,391
Home equity	22,853	24,365

	153,819	167,756

Commercial and multi-family real estate	227,441	212,606
Construction	47,635	29,628
Commercial and industrial – Secured	63,462	60,426
Commercial and industrial – Unsecured	37,600	48,176

	376,138	350,836

Consumer:	432	540

Total loans receivable	530,389	519,132
Less:
Loans in process	16,109	10,677
Deferred loan fees	536	501
Allowance for loan losses	5,722	5,655

Total adjustments	22,367	16,833

Loans receivable, net	$508,022	$502,299

Allowance for Loan Losses

The Company’s loan portfolio is comprised of the following segments: residential mortgage, commercial real estate, construction, commercial and industrial and consumer. Some segments of the Company’s loan receivable portfolio are further disaggregated into classes which allow management to more accurately monitor risk and performance. Accordingly, the methodology and allowance calculation includes the segmentation of the total loan portfolio.

The residential mortgage loan segment is disaggregated into two classes: one-to-four family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment includes owner and non-owner occupied loans which have medium risk based on historical experience with these types of loans. The construction loan segment is further disaggregated into two classes: one-to-four family owner-occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one-to-four family owner-occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The commercial and industrial loans carry a mix of loans secured by real estate and unsecured lines of credit some of which are for high net worth individuals. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments or principal or interest when due according to the contractual terms of the loan agreement. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

6.	Quality of the Company’s loan review system, and the degree of oversight by the Company’s Board of Directors.

7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

8.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation.

Although management seeks to avoid intentionally creating an unallocated component, one will exist at times due to the dynamic interplay of balances, qualitative factors and other items that could impact management’s estimate of probable losses. The unallocated component of the allowances reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The following tables provide an analysis of the allowance for loan losses and the loan receivable balances, by the portfolio segment segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2019 and 2018:

	Year Ended December 31, 2019
(in thousands)	Residential Mortgage	Commercial and Multi-Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$2,115	$2,187	$222	$1,128	$3	$—	$5,655
Provisions	(438)	425	211	(199)	1	—	—
Loans charged-off	—	—	—	—	(4)	—	(4)
Recoveries	69	—	—	—	2	—	71

Balance, ending	$1,746	$2,612	$433	$929	$2	$—	$5,722

Period-end allowance allocated to:
Loans individually evaluated for impairment	$234	$74	$—	$—	$—	$—	$308
Loans collectively evaluated for impairment	1,512	2,538	433	929	2	—	$5,414

Ending balance	$1,746	$2,612	$433	$929	$2	$—	$5,722

Period-end loan balances evaluated for:
Loans individually evaluated for impairment	$10,199	$2,337	$—	$24	$—	$—	$12,560
Loans collectively evaluated for impairment	143,570	224,760	31,465	100,957	432	—	501,184

Ending balance	$153,769	$227,097	$31,465	$100,981	$432	$—	$513,744

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

	Year Ended December 31, 2018
(in thousands)	Residential Mortgage	Commercial and Multi-Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$1,852	$2,267	$302	$710	$5	$278	$5,414
Provisions	255	(80)	(80)	418	5	(278)	$240
Loans charged-off	—	—	—	—	(8)	—	$(8)
Recoveries	8	—	—	—	1	—	$9

Balance, ending	$2,115	$2,187	$222	$1,128	$3	$—	$5,655

Period-end allowance allocated to:
Loans individually evaluated for impairment	$326	$69	$—	$20	$—	$—	$415
Loans collectively evaluated for impairment	1,789	2,118	222	1,108	3	—	5,240

Ending balance	$2,115	$2,187	$222	$1,128	$3	$—	$5,655

Period-end loan balances evaluated for:
Loans individually evaluated for impairment	$11,960	$2,411	$—	$243	$—	$—	$14,614
Loans collectively evaluated for impairment	155,746	209,879	18,905	108,270	540	—	493,340

Ending balance	$167,706	$212,290	$18,905	$108,513	$540	$—	$507,954

Nonaccrual and Past Due Loans

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or when management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Certain loans may remain on accrual status if they are in the process of collection and are either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

The following table represents the classes of the loans receivable portfolio summarized by aging categories of performing loans and nonaccrual loans as of December 31, 2019 and 2018:

As of December 31, 2019	30-59 Days Past Due and Still Accruing	60-89 Days Past Due and Still Accruing	Greater than 90 Days and Still Accruing	Total Past Due and Still Accruing	Accruing Current Balances	Nonaccrual Loans	Total Loans Receivables
	(In thousands)
Residential Mortgage
One-to-four family	$1,719	$287	$—	$2,006	$127,747	$1,169	$130,922
Home equity	160	—	—	160	21,744	943	22,847
Commercial and multi-family real estate	260	—	—	260	225,841	996	227,097
Construction	—	—	—	—	31,465	—	31,465
Commercial and industrial	—	—	—	—	100,981	—	100,981
Consumer	3	—	—	3	429	—	432

Total	$2,142	$287	$—	$2,429	$508,207	$3,108	$513,744

As of December 31, 2018	30-59 Days Past Due and Still Accruing	60-89 Days Past Due and Still Accruing	Greater than 90 Days and Still Accruing	Total Past Due and Still Accruing	Accruing Current Balances	Nonaccrual Loans(1)	Total Loans Receivables
	(In thousands)
Residential Mortgage
One-to-four family	$1,328	$365	$2	$1,695	$139,371	$2,276	$143,342
Home equity	1,602	75	—	$1,677	22,079	608	24,364
Commercial and multi-family real estate	—	—	—	$—	211,258	1,032	212,290
Construction	—	—	—	$—	18,905	—	18,905
Commercial and industrial	—	—	—	$—	108,298	215	108,513
Consumer	1	—	—	$1	539	—	540

Total	$2,931	$440	$2	$3,373	$500,450	$4,131	$507,954

Impaired Loans

Management evaluates individual loans in all of the loan segments (including loans in the residential mortgage and consumer segments) for possible impairment if the loan is either on nonaccrual status or is risk rated Substandard or worse or has been modified in a troubled debt restructuring (“TDR”). A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Once the determination has been made that a loan is impaired, impairment is measured by comparing the recorded investment in the loan to one of the following: (a) the present value of expected cash flows (discounted at the loan’s effective interest rate), (b) the loan’s observable market price or (c) the fair value of collateral adjusted for expected selling costs. The method is selected on a loan by loan basis with management primarily utilizing the fair value of collateral method.

The estimated fair values of the real estate collateral are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The estimated fair values of non-real estate collateral, such as accounts receivable, inventory and equipment, are determined based on the borrower’s financial statements, inventory reports, accounts receivable aging schedules or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables provide an analysis of the impaired loans at December 31, 2019 and 2018 and the average balances of such loans for the years then ended:

(In Thousands)	Recorded Investment	Loans with No Related Reserve	Loans with Related Reserve	Related Reserve	Contractual Principal Balance	Average Loan Balances
December 31, 2019
Residential mortgage
One-to-four family	$8,560	$1,169	$7,391	$200	$9,215	$9,469
Home equity	1,639	1,267	372	34	1,740	1,750
Commercial and multi-family real estate	2,337	1,362	975	74	3,080	2,357
Construction	—	—	—	—	—	—
Commercial and industrial	24	24	—	—	25	153
Consumer	—	—	—	—	—	—

Total	$12,560	$3,822	$8,738	$308	$14,060	$13,729

(In Thousands)	Recorded Investment	Loans with No Related Reserve	Loans with Related Reserve	Related Reserve	Contractual Principal Balance	Average Loan Balances
December 31, 2018
Residential mortgage
One-to-four family	$10,224	$1,956	$8,268	$298	$10,907	$10,392
Home equity	1,736	609	1,127	28	1,827	1,484
Commercial and multi-family real estate	2,411	1,405	1,006	69	3,067	2,059
Construction	—	—	—	—	—	—
Commercial and industrial	243	223	20	20	262	149
Consumer	—	—	—	—	—	1

Total	$14,614	$4,193	$10,421	$415	$16,063	$14,085

As of December 31, 2019 and 2018, impaired loans listed above include $11.3 and $11.4 million, of loans previously modified in TDRs and as such are considered impaired under GAAP. As of December 31, 2019 and 2018, $9.5 and $10.5 million, respectively, of these loans have been performing in accordance with their modified terms for an extended period of time and as such were removed from nonaccrual status and considered performing. During the year ended December 31, 2019, interest income of $443,000 was recorded on impaired loans related to accruing TDRs. During the year ended December 31, 2018, interest income of $543,000 was recorded on impaired loans related to accruing TDRs.

Credit Quality Indicators

Management uses a nine point internal risk rating system to monitor the credit quality of the loans in the Company’s commercial real estate, construction and commercial and industrial loan segments. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually or when credit deficiencies, such as delinquent loan payments, arise. The criticized rating categories utilized by management generally follow bank regulatory definitions.

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

The Bank’s rating categories are as follows:

1 – 5: The first five risk rating categories are considered not criticized, and are aggregated as “Pass” rated.

6: “Special Mention” category includes assets that are currently protected, but are potentially weak, resulting in increased credit risk and deserving management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.

7: “Substandard” loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. This includes loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any.

8: “Doubtful” loans have all the weaknesses inherent in loans classified “Substandard” with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable.

9: “Loss” loans are considered uncollectible and subsequently charged off.

The following table presents the classes of the loans receivable portfolio summarized by the aggregate “Pass” and the criticized categories of “Special Mention”, “Substandard”, “Doubtful” and “Loss” within the internal risk rating system as of December 31, 2019 and 2018:

As of December 31, 2019	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Commercial and multi-family real estate	$223,975	$1,490	$1,632	$—	$—	$227,097
Construction	31,465	—	—	—	—	31,465
Commercial and industrial	100,838	58	85	—	—	100,981

Total	$356,278	$1,548	$1,717	$—	$—	$359,543

As of December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Commercial and multi-family real estate	$209,206	$1,367	$1,717	$—	$—	$212,290
Construction	18,905	—	—	—	—	18,905
Commercial and industrial	108,025	69	419	—	—	108,513

Total	$336,136	$1,367	$1,717	$—	$—	$339,708

Management further monitors the performance and credit quality of the retail portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. These credit quality indicators are assessed in the aggregate in these relatively homogeneous portfolios. Loans greater than 90 days past due are generally considered nonperforming and placed on nonaccrual status.

	Residential mortgage		Consumer		Total Residential and Consumer
As of December 31,	2019	2018	2019	2018	2019	2018
	(In thousands)
Nonperforming	$2,112	$2,884	$—	$—	$2,112	$2,884
Performing	151,657	164,822	432	540	$152,089	$165,362

Total	$153,769	$167,706	$432	$540	$154,201	$168,246

Troubled Debt Restructurings

Loans whose terms are modified are classified as a TDR if, in connection with the modification, the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR generally involve a reduction in interest rate below market rates given the associated credit risk, or an extension of a loan’s stated maturity date or capitalization of interest and/or escrow. Nonaccrual TDRs are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as TDRs are designated as impaired until they are ultimately repaid in full or foreclosed and sold. The nature and extent of impairment of TDRs, including those which experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

Note 4 – Loans Receivable and Allowance for Loan Losses—(Continued)

The recorded investment balance of TDRs totaled $11.3 million at December 31, 2019 and $11.4 million at December 31, 2018. The majority of the Company’s TDRs are on accrual status and totaled $9.5 million at December 31, 2019 versus $10.5 million at December 31, 2018. The total of TDRs on nonaccrual status was $1.8 million at December 31, 2019 and $915,000 at December 31, 2018.

For the year ended December 31, 2019, the terms of seven loans were modified into two TDRs. The Company restructured a one-to-four family adjustable rate mortgage, two home equity lines of credit and two commercial overdraft loans into one one-to-four family TDR and extended the maturity date. In addition, the Company refinanced a commercial overdraft loan and a commercial owner-occupied fixed rate loan into one commercial owner-occupied fixed rate TDR. For the year ended December 31, 2018, one loan was modified into a TDR. The Company refinanced a multi-family & commercial loan that was restructured to extend the maturity date and capitalize the interest.

The following tables summarize by class loans modified into TDRs during the year ended December 31, 2019 and 2018:

	Year Ended December 31, 2019
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
	(Dollars in thousands)
Residential Mortgage
One-to-four family	1	$421	$460
Commercial and multi-family real estate	1	794	791

Total	2	$1,215	$1,251

	Year Ended December 31, 2018
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
	(Dollars in thousands)
Commercial and multi-family real estate	1	374	392
Total	1	$374	$392

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

Note 5 – Premises and Equipment

The components of premises and equipment at December 31, 2019 and 2018 were as follows:

	At December 31, 2019	At December 31, 2018
	(In thousands)
Land	$1,937	$1,937
Buildings and improvements	8,574	8,555
Leasehold improvements	1,430	1,430
Furnishings and equipment	2,696	3,070
Assets being developed for future use	33	—

	14,670	14,992
Accumulated depreciation and amortization	(6,650)	(6,812)

	$8,020	$8,180

Note 6 – Deposits

Deposits at December 31, 2019 and 2018 consisted of the following classifications:

	At December 31, 2019		At December 31, 2018
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)
Non-interest bearing demand	$47,935	—%	$46,690	—%
Interest demand	141,935	1.19	134,123	1.01
Savings	99,036	0.73	102,740	0.63
Money market demand	27,692	1.38	16,171	0.78
Certificates of deposit	156,154	1.99	120,855	1.77

	$472,752	1.25%	$420,579	1.01%

A summary of certificates of deposit by maturity at December 31, 2019 and 2018 is as follows:

	At December 31, 2019	At December 31, 2018
	(Dollars in thousands)
Within one year	$96,101	$39,790
One to two years	44,279	34,407
Two to three years	10,908	31,947
Three to four years	3,109	10,552
Four to five years	863	2,949
Thereafter	894	1,210

	$156,154	$120,855

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was approximately $22.4 million and $18.1 million at December 31, 2019 and 2018, respectively. Generally, deposits in excess of $250,000 are not insured by the FDIC.

A summary of interest expense on deposits for the years ended December 31, 2019 and 2018 is as follows:

	Year Ended December 31,
	2019	2018
	(Dollars in thousands)
Interest demand and money market demand	$1,670	$1,257
Savings and club	735	548
Certificates of deposit	2,877	2,029

	$5,282	$3,834

Note 7 – Borrowings

The Company participates in the FHLB of New York Overnight Advance Program. Advances under this program allow the Company to borrow up to the balance of its qualifying mortgage loans that have been pledged as collateral, less any related outstanding indebtedness. As of December 31, 2019 and 2018, the Company had $173.6 million and $149.9 million, respectively, available for borrowing under this agreement.

Note 7 – Borrowings—(Continued)

Term advances due to the FHLB of NY at December 31, 2019 and 2018 consisted of the following:

	Fixed Interest Rate	At December 31,
Maturity		2019	2018
		(Dollars in thousands)
July 6, 2020	1.79%	$2,675	$2,675
September 8, 2020	1.75	5,000	5,000
November 23, 2020	2.27	10,000	10,000
September 8, 2021	1.89	5,000	5,000
September 8, 2022	2.01	5,000	5,000

		$27,675	$27,675

The advances are secured by a blanket assignment of unpledged and qualifying mortgage and commercial real estate loans.

The Company had $23.9 million in overnight advances with the FHLB of NY at a rate of 1.81% as of December 31, 2019 and $66.6 million in overnight advances with the FHLB of NY at a rate of 2.60% as of December 31, 2018.

As of December 31, 2019 and 2018, the Company had a $13.0 million unsecured line of credit with another financial institution. There were no amounts outstanding on the line as of December 31, 2019 and 2018.

Note 8 – Stockholders’ Equity

Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

The Federal Reserve Board approved final rules on Basel III in July 2013 establishing a new comprehensive capital framework for U.S. banks. Basel III substantially revised the risk-based capital requirements applicable to bank holding companies and depository institutions. The minimum regulatory capital requirements became effective for the Company and the Bank on January 1, 2015 and include a minimum common equity Tier 1 capital ratio of 4.50% of risk-weighted assets and raised the Tier 1 capital ratio from 4.00% to 6.00% of risk-weighted assets. The rules also require a minimum Total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets. The final rule also established a new capital conservation buffer, comprised of common equity Tier 1 capital, above the regulatory minimum capital requirements. The phase-in of the capital conservation buffer began on January 1, 2016 at 0.625% of risk-weighted assets and increases each subsequent year by an additional 0.625% until reaching its final level of 2.5% on January 1, 2019. For 2019 and 2018, the capital conservation buffer was 2.500% and 1.875%, respectively.

Pursuant to the Federal Reserve’s Small Bank Holding Company Policy Statement, a bank holding company such as the Company with consolidated assets under $3 billion is exempt from regulatory capital requirements provided that: (i) it is not engaged in significant non-banking or off-balance sheet activities; (ii) it does not have a material amount of debt or equity securities registered with the SEC; and (iii) its bank subsidiary is well capitalized. As a result, the minimum capital requirements are not applicable to MSB Financial Corp. as of December 31, 2019 and December 31, 2018.

As of December 31, 2019, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Note 8 – Stockholders’ Equity—(Continued)

The following table presents a reconciliation of GAAP capital and regulatory capital and information as to the Bank’s capital levels at the dates presented:

	Actual		For capital adequacy purposes(1)			To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(Dollars in thousands)
December 31, 2019:
Tier 1 leverage capital ratio
Millington Bank	$61,991	10.70%	$23,164	≥	4.00	$28,955	≥5.00
MSB Financial Corp.	65,375	11.33	N/A		N/A	N/A	N/A
Common equity tier 1 capital ratio
Millington Bank	61,991	11.43	24,396	≥	4.50	35,239	≥6.50
MSB Financial Corp.	65,375	12.06	N/A		N/A	N/A	N/A
Tier 1 capital ratio
Millington Bank	61,991	11.43	32,528	≥	6.00	43,371	≥8.00
MSB Financial Corp.	65,375	12.06	N/A		N/A	N/A	N/A
Total capital ratio
Millington Bank	67,801	12.51	43,371	≥	8.00	54,213	≥10.00
MSB Financial Corp.	71,185	13.13	N/A		N/A	N/A	N/A

(1)	Amounts and ratios do not include the capital conservation buffer.

	Actual		For capital adequacy purposes(1)			To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(Dollars in thousands)
December 31, 2018:
Tier 1 leverage capital ratio
Millington Bank	$61,740	10.71%	$23,052	≥	4.00	$28,816	≥5.00
MSB Financial Corp.	66,646	11.56	N/A		N/A	N/A	N/A
Common equity tier 1 capital ratio
Millington Bank	61,740	11.90	23,351	≥	4.50	33,729	≥6.50
MSB Financial Corp.	66,646	12.84	N/A		N/A	N/A	N/A
Tier 1 capital ratio
Millington Bank	61,740	11.90	31,134	≥	6.00	41,512	≥8.00
MSB Financial Corp.	66,646	12.84	N/A		N/A	N/A	N/A
Total capital ratio
Millington Bank	67,467	13.00	41,512	≥	8.00	51,891	≥10.00
MSB Financial Corp.	72,373	13.95	N/A		N/A	N/A	N/A

(1)	Amounts and ratios do not include the capital conservation buffer.

Common Stock Repurchase Plan

The Company announced that on June 2, 2016 it had received the non-objection of the Federal Reserve Bank of New York to purchase up to 112,600 shares of the Company’s common stock in order to fund future awards of restricted stock that may be made under the Company’s 2016 Equity Incentive Plan that was approved by stockholders at the Annual Meeting of Stockholders held on April 22, 2016. On August 4, 2016, the Company announced that it had approved a stock repurchase plan to purchase up to 595,342 shares of the Company’s common stock. On December 17, 2018, the Company announced that it had approved a stock repurchase plan to repurchase up to 273,150 shares, approximately 5% of the outstanding shares of the Company’s common stock.

Note 8 – Stockholders’ Equity—(Continued)

During the year ended December 31, 2019, the Company repurchased 199,202 shares of Company’s common stock with an average price of $16.40. During the year ended December 31, 2018, the Company repurchased 373,948 shares of Company’s common stock with an average price of $17.95.

Note 9 – Lease

The Company leases certain premises and equipment under operating leases including one branch and the loan operations office. The Company also has a short-term lease for one additional branch that at December 31, 2019, is being negotiated to a longer term lease. At December 31, 2019, the Company had lease liabilities totaling $964,000 and right-of-use assets totaling $902,000 related to these leases. Lease liabilities and right-of-use assets are reflected in other liabilities and other assets, respectively. For the twelve months ended December 31, 2019, the weighted average remaining lease term for operating leases was 4.2 years and the weighted average discount rate in the measurement of operating lease liabilities was 3.14%. The incremental borrowing rate for leases is generally determined by the length of the lease and are aligned with the Federal Home Loan Bank advance rates. In addition, the Company did not factor in lease renewals into the calculation as leases are typically renegotiated depending on market conditions.

Lease costs were as follows:

(Dollars in thousands)	Twelve months ended December 31, 2019
Operating lease cost	$317
Short-term lease cost	182

Total lease Cost	$499

Rent expense for the twelve months ended December 31, 2018, prior to the adoption of ASU 2016-02 was $510,000.

There were no sale and leaseback transactions, leverage leases, finance leases, or lease transactions with related parties during the twelve months ended December 31, 2019. At December 31, 2019, the Company had no leases that had not yet commenced.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liability is as follows:

December 31, 2019
(Dollars in thousands)
Lease payments due:
Within one year	$332
After one but within two years	289
After two but within three years	198
After three but within four years	202
After four but within five years	154

Total undiscounted cash flows	1,175
Discount on cash flows	(211)

Total lease liability	$964

Note 10 – Income Taxes

The total tax expense consisted of the following for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(In thousands)
Current income tax expense:
Federal	$1,202	$1,000
State	656	518

	1,858	1,518

Deferred income tax expense (benefit):
Federal	(129)	180
State	(62)	113

	(191)	293

	$1,667	$1,811

A reconciliation of the statutory federal income tax at a rate of 21%, to the income tax expense included in the statements of income for the year ended December 31, 2019 and 2018 is as follows:

	Year ended December 31,
	2019		2018
	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax at statutory rate	$1,212	21.0%	$1,396	21.0%
State tax, net of federal benefit	469	8.1	498	7.5
Bank Owned Life Insurance	(116)	(2.0)	(81)	(1.2)
ESOP and stock-based compensation	20	0.3	(11)	(0.2)
Other	82	1.5	9	0.2

	$1,667	28.9%	$1,811	27.3%

The components of the net deferred tax asset at December 31, 2019 and 2018 were as follows:

	At December 31,	At December 31,
	2019	2018
	(In thousands)
Deferred tax assets:
Allowances for losses on loans and commitments	$1,633	$1,610
Uncollected interest	225	48
Benefit plans	142	127
Restricted stock award	38	38
Deferred Rent	0	16
Accrued compensation	118	131
Deferred loan costs	151	0
Lease Liability	271	0
Other	55	55

	2,633	2,025
Deferred tax liabilities
Depreciation	(619)	(427)
Deferred loan costs	0	(125)
Right of use asset	(254)	0
Other	(172)	(76)

	(1,045)	(628)

Net deferred tax asset included in other assets	$1,588	$1,397

Note 10 – Income Taxes—(Continued)

The company and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of New Jersey. The company is generally no longer subject to examination for federal for tax years prior to 2016 and the state of New Jersey for tax years prior to 2015. At December 31, 2019 and 2018, the Company had state net operating loss carryforwards of $1.4 million which begin to expire in 2030. Realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2019 and 2018. The deferred tax asset and valuation allowance related to state net operating losses was $100,000 as of December 31, 2019 and 2018.

Retained earnings included $1.5 million at December 31, 2019 and 2018 for which no provision for income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended (the “Code”). The Small Business Job Protection Act of 1996 (the “Act”) eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from the “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 11 – Benefit Plans

Directors’ Retirement Plan

The Bank had a Directors’ Retirement Plan, which provided that certain directors meeting specified age and service requirements may retire and continue to be paid. This plan was unfunded. Effective September 1, 2016, the Company terminated its Directors’ Retirement Plan. The Company had between 12 and 24 months from the time the plan was terminate to distribute all funds to the plan’s participants. The Company distributed the remaining Directors’ Retirement Plan funds of $1.4 million during the month of January 2018.

401(k) Savings Plan

The Bank sponsors a savings and profit sharing plan, pursuant to Section 401(k) of the Code, for all eligible employees. Employees may elect to defer up to 80% of their compensation, subject to Code limitations. The Bank will match 50% of the first 6% of the employee’s salary deferral up to a maximum of 3% of each employee’s compensation. The Plan expense amounted to approximately $87,000 and $88,000 for the years ended December 31, 2019 and 2018, respectively.

Employee Stock Ownership Plan

Effective upon completion of Old MSB’s initial public stock offering in 2007, the Bank established the ESOP for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and have completed at least 1,000 hours of service in a plan year. The ESOP used $2.0 million in proceeds from a term loan obtained from Old MSB to purchase 202,342 shares of Old MSB common stock. The term loan principal was payable over 48 equal quarterly installments through December 31, 2018. The interest rate on the term loan was 8.25%.

On July 16, 2015, the Company completed a second-step stock conversion that included the purchase of 150,663 shares by the ESOP and the conversion of 202,342 shares of Old MSB’s common stock at a conversion rate of 1.1397 to 230,609 shares of Company common stock bringing the total shares to 381,272. The old term loan was refinanced into a new term loan in the amount of $2.3 million which included additional funds of $1.5 million to cover the cost of the newly purchased shares. The term loan principal is payable over 80 equal quarterly installments through June 30, 2035. The interest rate on the term loan is 3.25%.

Each quarter, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The ESOP may further pay down the loan with dividends paid, if any, on the Company common stock owned by the ESOP. Shares purchased with the loan proceeds provide collateral for the term loan

Note 11 – Benefit Plans—(Continued)

and are held in a suspense account for future allocations among participants. Base compensation is the basis for allocation to participants of contributions to the ESOP and shares released from the suspense account, as described by the ESOP, in the year of allocation.

ESOP shares pledged as collateral were initially recorded as unallocated ESOP shares in the consolidated statement of financial condition. On a monthly basis, 910 shares are allocated and compensation expense is recorded equal to the number of allocated shares multiplied by the monthly average market price of the Company’s common stock and the allocated shares become outstanding for basic earnings per common share computations. The difference between the fair value of shares and the cost of the shares allocated by the ESOP is recorded as an adjustment to paid-in capital. ESOP compensation expense was approximately $181,000 and $210,000 for the years ended December 31, 2019 and 2018, respectively.

ESOP shares at December 31, 2019 and 2018 are summarized as follows:

	At December 31, 2019	At December 31, 2018
Allocated shares	201,808	190,882
Shares earned and committed to be released	10,926	10,926

Allocated and earned	212,734	201,808

Total ESOP shares	381,272	381,272

Fair value of unallocated shares	$3,033,684	$3,203,432

Stock-Based Compensation

After shareholder approval in 2016, the MSB Financial Corp. 2016 Equity Incentive Plan (the “2016 Plan”) became effective. In addition, the Company also has the MSB Financial Corp. 2008 Stock Compensation and Incentive Plan (the “2008 Plan”). No future awards are being granted under the 2008 Plan. The 2016 Plan will terminate on the tenth anniversary of its effective date, after which no awards may be granted. Collectively, the 2008 Plan and the 2016 Plan are referred to as Stock Option Plans. Under the 2016 Plan, the Company may grant options to purchase up to 281,499 shares of Company’s common stock and issue up to 112,600 shares of restricted stock. At December 31, 2019, there were 85,985 shares remaining for future option grants and 13,597 shares remaining for future restricted share grants under the plan.

On July 16, 2015, the Company completed a second-step stock conversion that included the conversion of the stock options issued and outstanding under the 2008 Plan at a conversion rate of 1.1397. As a result, the number of options outstanding was increased by the conversion factor and the exercise price per share was converted to $9.4323.

During 2019, there were no options to purchase shares awarded.

During 2018, options to purchase 10,556 shares of common stock at $17.65 per share were awarded and will expire no later than ten years following the grant date. The options granted vest over a five-year service period, with 20% of the awards vesting on each anniversary of the date of grant. The fair value of the options granted, as computed using the Black-Sholes option-pricing model, was determined to be $4.24 per option based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 2.49%, 6.5 years, 16.53%, and 0.00%, respectively.

The risk-free interest rate was based on the U.S. Treasury yield at the option grant date for securities with a term matching the expected life of the options granted. The expected life was calculated using the “simplified” method provided for under Staff Accounting Bulletin No. 110. Expected volatility was calculated based upon the actual price history of the Company’s common stock up until the date of the option grants. The dividend yield was not used in the calculation since no dividends were declared since the Company completed the full stock conversion.

Note 11 – Benefit Plans—(Continued)

A summary of stock options at December 31, 2019 and 2018 was as follows:

	Year Ended December 31, 2019		Year Ended December 31, 2018
Stock Options:	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	185,003	$13.56	210,448	$13.27
Granted	—	—	10,556	17.65
Exercised	—	—	(10,511)	13.04
Forfeited	—	—	(25,490)	13.04

Outstanding at end of period	185,003	13.56	185,003	13.56

Nonvested at end of period	79,497	13.88	116,072	13.73
Exercisable at end of period	105,506	13.32	68,931	13.25
Weighted-average fair value of awards granted	$—		$4.24

The total amount of compensation cost remaining to be recognized relating to unvested option grants as of December 31, 2019 was $147,000. The weighted-average period over which the expense is expected to be recognized is 1.5 years. At December 31, 2019, the intrinsic value of options exercisable and all options outstanding was approximately $494,000 and $821,000, respectively.

The total amount of compensation cost remaining to be recognized relating to unvested option grants as of December 31, 2018 was $233,000. The weighted-average period over which the expense is expected to be recognized is 2.5 years. At December 31, 2018, the intrinsic value of options exercisable and all options outstanding was approximately $322,000 and $472,000, respectively.

The Company awarded 107,403 shares of restricted stock that vest over a five year period during the year ended December 31, 2016. The fair value of the restricted stock is equal to the fair value of the Company’s common stock on the date of grant. For the year ended December 31, 2019, there were 36,963 restricted shares that were unvested and outstanding with a fair value of $13.04. The total amount of compensation cost to be recognized relating to non-vested restricted stock as of December 31, 2019, was $345,000. The weighted-average period over which the expense is expected to be recognized is 1.5 years.

During the year ended December 31, 2019 and 2018, stock-based compensation expense recorded in regard to the options and the restricted stock grants totaled $327,000 and $328,000 as of December 31, 2019 and 2018.

Note 12 – Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties). These persons were indebted to the Bank for loans totaling $8.7 million and $8.2 million at December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, $1.4 million of new loans and $860,000 of repayments were made. Total deposits from related parties at December 31, 2019 were $67.6 million and $43.5 million at December 31, 2018.

Note 13 – Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit, and interest rate risk in excess of the amount recognized in the statements of financial condition.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Note 13 – Commitments—(Continued)

At December 31, 2019 and 2018, the following financial instruments were outstanding whose contract amounts represent credit risk:

	At December 31, 2019	At December 31, 2018
	(In thousands)
Commitments to grant loans	$15,447	$14,236
Unfunded commitments under lines of credit	86,414	74,123
Standby letters of credit	513	159

	$102,374	$88,518

At December 31, 2019, commitments to grant loans included, $2.0 million of construction loans, $2.5 million of commercial and industrial loans and $10.9 million of commercial and multi-family estate loans. Of the unfunded commitments under lines of credit at December 31, 2019, $12.9 million was available under the Bank’s home equity lending program, $374,000 was available under the overdraft protection lending program and $73.1 million was available under commercial lines of credit.

At December 31, 2018, commitments to grant loans included $281,000 of one-to-four family mortgage loans, $4.8 million of construction loans, $6.9 million of commercial and multi-family real estate loans and $2.2 million of commercial and industrial loans. Of the unfunded commitments under lines of credit at December 31, 2018, $14.5 million was available under the Bank’s home equity lending program, $414,000 was available under the overdraft protection lending program and $59.3 million was available under the commercial lines of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but primarily includes residential and income-producing commercial real estate properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The fair values of these obligations were immaterial as of December 31, 2019 and 2018.

Note 14 – Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

FASB ASC Topic 820, Fair Market Value Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Note 14 – Fair Value Measurements—(Continued)

ASC 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Bank did not have any financial assets measured at fair value on a recurring basis as of December 31, 2019 and 2018.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain financial and non-financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Note 14 – Fair Value Measurements—(Continued)

The following tables summarize those assets measured at fair value on a non-recurring basis as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Impaired loans	$—	$—	$338	$338

	December 31, 2018
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Impaired loans	$—	$—	$350	$350

For Level 3 input assets measured at fair value on non-recurring basis as of December 31, 2019 and 2018, the significant unobservable inputs used in fair value measurements were as follows:

	December 31, 2019
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
	(Dollars in thousands)
Impaired loans	$338	Appraisal of Collateral	Appraisal adjustments	0% (0%)

			Liquidation expense	20.56% (20.56%)

	December 31, 2018
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
	(Dollars in thousands)
Impaired loans	$350	Appraisal of Collateral	Appraisal adjustments	0% (0%)

			Liquidation expense	7.3% (7.3%)

An impaired loan is measured for impairment at the time the loan is identified as impaired. Loans are considered impaired when based on current information and events it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The Company’s impaired loans are generally collateral dependent and, as such, are carried at the lower of cost or estimated fair value less estimated selling costs. Fair values are estimated through current appraisals and adjusted as necessary to reflect current market conditions and as such are classified as Level 3.

Disclosure about Fair Value of Financial Instruments

The fair value of a financial instrument is defined above. Significant estimates were used for the purposes of disclosing fair values. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. However, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective reporting dates, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

Note 14 – Fair Value Measurements—(Continued)

The following presents the carrying amount, fair value and placement in the fair value hierarchy as of December 31, 2019 and 2018, of the Company’s financial instruments which are carried on the consolidated statement of financial condition at cost and are not measured or recorded at fair value on a recurring basis.

	Carrying Amount	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
As of December 31, 2019	(In thousands)
Financial assets:
Cash and due from banks	$18,453	$18,453	$18,453	$—	$—
Securities held to maturity	35,827	35,696	—	35,696	—
Loans receivable, net(1)	508,022	506,634	—	—	506,634
Accrued interest receivable	1,650	1,650	—	90	1,560
Financial liabilities:
Deposits	472,752	474,233	—	474,233	—
Advances from Federal Home Loan Bank of New York	51,575	51,674	—	51,674	—
Accrued interest payable	85	85	—	85	—

As of December 31, 2018
Financial assets:
Cash and due from banks	$11,800	$11,800	$11,800	$—	$—
Securities held to maturity	39,476	38,569	—	38,569	—
Loans receivable, net(1)	502,299	490,177	—	—	490,177
Accrued interest receivable	1,615	1,615	—	111	1,504
Financial liabilities:
Deposits	420,579	421,164	—	421,164	—
Advances from Federal Home Loan Bank of New York	94,275	93,839	—	93,839	—
Accrued interest payable	86	86	—	86	—

(1)	Includes impaired loans measured at fair value on a non-recurring basis as discussed above.

Management used exit prices to estimate the fair values in the table above as of December 31, 2019 and 2018.

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit are estimated using the fees currently charged to enter into similar agreement, into account market interest rates, the remaining terms, and the present credit worthiness of the counterparties. As of December 31, 2019 and 2018, the fair value of the commitments to extend credit was not considered to be material.

Note 15 – Parent Only Financial Statements

	At December 31, 2019	At December 31, 2018
(In thousands)
Assets
Cash and due from banks	$1,389	$1,953
Loan receivable	1,909	2,003
Investments in subsidiaries	61,991	61,741
Other assets	135	1,015

Total Assets	$65,424	$66,712

Liabilities
Other liabilities	$49	$66

Total Liabilities	49	66

Stockholders’ Equity
Common stock	52	54
Paid-in capital	41,857	44,726
Retained earnings	24,989	23,498
Unallocated common stock held by ESOP	(1,523)	(1,632)

Total Stockholders’ Equity	65,375	66,646

Total Liabilities and Stockholders’ Equity	$65,424	$66,712

Condensed Statements of Comprehensive Income

	Years Ended December 31,
	2019	2018
	(In thousands)
Dividends from Subsidiaries	$4,500	$2,452
Equity in undistributed earnings of subsidiaries	(9)	2,569
Interest income	64	67
Non-interest expense	(490)	(283)

Income Before Income Tax Benefit	4,065	4,805
Income tax benefit	(38)	(30)

Net Income	$4,103	$4,835

Note 15 – Parent Only Financial Statements—(Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2019	2018
	(In thousands)
Cash Flows from Operating Activities
Net income	$4,103	$4,835
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	9	(2,569)
Net change in other assets and liabilities	1,191	(172)

Net Cash Provided by Operating Activities	5,303	2,094

Cash Flows from Investing Activities
Repayment of ESOP loan receivable	94	91

Net Cash Provided by Investing Activities	94	91

Cash Flows from Financing Activities
Repurchase of common stock	(3,349)	(6,840)
Cash dividends paid to stockholders	(2,612)	(4,978)
Net exercise of options and repurchase of shares	—	(53)

Net Cash Used in Financing Activities	$(5,961)	$(11,871)

Net Decrease in Cash and Cash Equivalents	(564)	(9,686)
Cash and Cash Equivalents – Beginning	1,953	11,639

Cash and Cash Equivalents – Ending	$1,389	$1,953

Note 16 – Merger Agreement

On December 18, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kearny Financial Corp. (“Kearny”), the parent company of Kearny Bank, pursuant to which the Company will merge with and into Kearny (the “Merger”). As part of the transaction, the Bank will also merge with and into Kearny Bank.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of the Company will be automatically converted into and exchangeable for the right to receive either: (i) $18 in cash (the “Cash Consideration”), or (ii) 1.3 shares of the Kearny’s common stock with cash being paid in lieu of fractional shares (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The Merger Agreement provides that 90% of the outstanding shares of the Company common stock will be converted into Stock Consideration and 10% of the outstanding shares of the Company common stock will be converted into Cash Consideration. Each shareholder of the Company will be entitled to elect the number of shares of the Company common stock held by such shareholder that will be exchanged for the Stock Consideration or the Cash Consideration subject to proration in the event that a selected form of consideration is over-elected.

The Merger Agreement contains customary representations, warranties and covenants from both the Company and Kearny. Among other covenants, the Company has agreed: (i) to convene and hold a meeting of its shareholders to consider and vote upon the Merger, (ii) that, subject to certain exceptions, the board of directors of the Company will recommend the approval of the Merger and the Merger Agreement by its shareholders, and (iii) not to (A) solicit alternative third-party acquisition proposals or, (B) subject to certain exceptions, conduct discussions concerning or provide confidential information in connection with any alternative third-party acquisition proposal. The Merger Agreement contains provisions that provide for the termination of the Merger Agreement in certain circumstances, and such provisions may require the Company to pay to Kearny a termination fee of $3.54 million.

The Merger is expected to close during the second calendar quarter of 2020, subject to the Company receiving the requisite approval of its shareholders, receipt of all regulatory approvals and fulfillment of other customary closing conditions.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 18, 2019

BY AND BETWEEN

KEARNY FINANCIAL CORP.

AND

MSB FINANCIAL CORP.

A-1

ARTICLE I DEFINITIONS		A-1
ARTICLE II THE MERGER		A-5
2.1	The Merger	A-5
2.2	Closing.	A-5
2.3	Effective Time.	A-6
2.4	Effects of the Merger.	A-6
2.5	Effect on Outstanding Shares of Company Common Stock	A-6
2.6	Exchange Procedures.	A-6
2.7	Effect on Outstanding Shares of Purchaser Common Stock.	A-8
2.8	Directors of Surviving Corporation After Effective Time	A-8
2.9	Articles of Incorporation and Bylaws.	A-9
2.10	Treatment of Stock Options.	A-9
2.11	Treatment of Restricted Stock.	A-9
2.12	Bank Merger.	A-9
2.13	Alternative Structure.	A-9
2.14	Absence of Control.	A-9
2.15	Additional Actions.	A-9
2.16	Withholding.	A-10
ARTICLE III REPRESENTATIONS AND WARRANTIES		A-10
3.1	Disclosure Letters; Standard.	A-10
3.2	Representations and Warranties of the Company.	A-10
3.3	Representations and Warranties of Purchaser	A-23
ARTICLE IV CONDUCT PENDING THE MERGER		A-32
4.1	Forbearances by the Company	A-32
4.2	Forbearances by Purchaser.	A-35
ARTICLE V COVENANTS		A-36
5.1	Acquisition Proposals.	A-36
5.2	Advice of Changes	A-36
5.3	Access and Information.	A-37
5.4	Applications; Consents.	A-38
5.5	Anti-takeover Provisions.	A-38
5.6	Additional Agreements	A-38
5.7	Publicity	A-38
5.8	Stockholder Meeting	A-39
5.9	Registration of Purchaser Common Stock	A-39
5.10	Notification of Certain Matters	A-40
5.11	Employee Benefit Matters	A-40
5.13	Stockholder Litigation	A-43
5.14	Disclosure Supplements	A-43
ARTICLE VI CONDITIONS TO CONSUMMATION		A-43
6.1	Conditions to Each Party’s Obligations	A-43
6.2	Conditions to the Obligations of Purchaser	A-44
6.3	Conditions to the Obligations of the Company	A-44
ARTICLE VII TERMINATION		A-45
7.1	Termination	A-45
7.2	Termination Fee	A-46
7.3	Effect of Termination	A-47
ARTICLE VIII CERTAIN OTHER MATTERS		A-47
8.1	Interpretation	A-47
8.2	Survival	A-47
8.3	Waiver; Amendment	A-47
8.4	Counterparts	A-47
8.5	Governing Law	A-47
8.6	Expenses	A-47

A-1

8.7	Notices	A-48
8.8	Entire Agreement; etc	A-48
8.9	Successors and Assigns; Assignment	A-48
8.10	Severability	A-48
8.11	Specific Performance	A-49
8.12	Waiver of Jury Trial	A-49
8.13	Delivery by Facsimile or Electronic Transmission	A-49

EXHIBITS

Exhibit A        Form of MSB Financial Corp. Voting Agreement

Exhibit B        Plan of Bank Merger

A-2

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 18th day of December, 2019 (“Agreement”), by and between Kearny Financial Corp., a Maryland corporation (“Purchaser”), and MSB Financial Corp., a Maryland corporation (the “Company”).

Introductory Statement

The Board of Directors of each of Purchaser and the Company have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Purchaser and the Company, as the case may be, and in the best interests of their respective stockholders.

The parties hereto intend that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s willingness to enter into this Agreement, each executive officer and member of the Board of Directors of the Company has entered into an agreement dated as of the date hereof in the forms of Exhibit A, pursuant to which he or she will vote his or her shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby (each “Voting Agreement”).

In consideration of their mutual promises and obligations hereunder, the parties hereto, intending to be legally bound, adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Average Closing Price	Section 7.1(h)
Bank Merger	Section 2.12
Cash Consideration	Section 2.5(a)
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Cash Election	Section 2.6(b)
Cash/Stock Consideration	Section 2.6(b)
Company Benefit Plans	Section 3.2(s)(i)
Company Contract	Section 3.2(p)(i)
Company Equity Plans	Section 2.10
Company ERISA Affiliate	Section 3.2(s)(i)
Company Intellectual Property	Section 3.2(q)(i)
Company IT Systems	Section 3.2(q)(ii)
Company Qualified Plans	Section 3.2(s)(iv)
Company Reports	Section 3.2(h)
Company Restricted Stock	Section 2.11
Company Stock Option	Section 2.10
Company Stockholder Meeting	Section 5.8(a)
Continuing Employee	Section 5.11(a)

Defined Term	Location of Definition
Determination Date	Section 7.1(h)
Disclosure Letter	Section 3.1(a)
DOL	Section 3.2(s)(ii)
Effective Time	Section 2.3
Economic Value of Equity	Section 4.1(q)
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(b)
Election Form Record Date	Section 2.6(b)
Exchange Agent	Section 2.6(b)
Exchange Ratio	Section 2.5(a)
Final Index Price	Section 7.1(h)
FinPro	Section 3.2(u)
Indemnified Party	Section 5.12(a)
Index Price	Section 7.1(h)
Index Ratio	Section 7.1(h)
Letter of Transmittal	Section 2.6(a)
Mailing Date	Section 2.6(b)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
MGCL	Section 2.1
Millington Bank	Section 2.12
Mixed Election	Section 2.6(b)
Mixed Election Shares	Section 2.6(b)
Multiemployer Plan	Section 3.2(s)(vii)
Multiple Employer Plan	Section 3.2(s)(vii)
Net Interest Income	Section 4.1(q)
Non-Election	Section 2.6(b)
Option Payment Amount	Section 2.10
OREO	Section 4.1(d)
PBGC	Section 3.2(s)(ii)
Proxy Statement-Prospectus	Section 5.9(a)
Purchaser	Preamble
Purchaser Benefit Plans	Section 3.3(r)(i)
Purchaser Contract	Section 3.3(p)(i)
Purchaser ERISA Affiliate	Section 3.3(r)(i)
Purchaser Intellectual Property	Section 3.3(bb)(i)
Purchaser IT Systems	Section 3.3(bb)(i)
Purchaser Qualified Plans	Section 3.3(r)(iv)
Purchaser Ratio	Section 7.1(h)
Purchaser Reports	Section 3.3(h)
Representative	Section 2.6(b)
Settlement Agreement	Section 5.11(f)
Shortfall Number	Section 2.6(e)
Starting Date	Section 7.1(h)
Starting Price	Section 7.1(h)
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(a)
Stock Election	Section 2.6(b)
Surviving Corporation	Section 2.1
Voting Agreement	Preamble

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer, whether or not in writing, with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the Company’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of the Company’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; (iv) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing; or (v) any public announcement, notice or regulatory filing of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” of a Person means any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such Person.

“Agreement” means this Agreement and the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“Certificate” means certificates or book entry shares evidencing shares of Company Common Stock held by its stockholders.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company ESOP” means the Millington Bank Employee Stock Ownership Plan.

“Company 401(k) Plan” means the Millington Bank 401(k) Savings Plan.

“Company Nonqualified Deferred Compensation Plan(s)” means the nonqualified plans of deferred compensation identified as such in the Company’s Disclosure Letter.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, code, order, decree or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned or held (including as treasury shares), other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, the Company or a Subsidiary of either.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank of New York.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, or other administrative entity.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners Loan Act of 1934, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company and Purchaser or any Subsidiary of either party, the actual Knowledge of those senior officers set forth in Purchaser’s Disclosure Letter and, with respect to the Company, the actual Knowledge of those senior officers set forth in the Company’s Disclosure Letter.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee, participation interest in a loan, or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Maryland Department” means the Maryland State Department of Assessments and Taxation.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that is material and adverse to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or materially prevents, impairs or threatens the ability of either the Company or Purchaser, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement or taken or omitted to be taken with the prior written consent, or at the request, of the other, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement (iv) worsening of national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States (v) natural disaster or other force majeure event and (vi) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vi), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent that such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition) shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i) and (iv), to the extent that the effects of such change uniquely affects such party and its Subsidiaries as compared to comparable U.S. banking organizations.

“New Jersey Banking Law” means the New Jersey Banking Act of 1948, as amended, and any regulations promulgated thereunder.

“NJ Department” means the Department of Banking and Insurance of the State of New Jersey, and where appropriate, it includes the Commissioner of the Department of Banking and Insurance of the State of New Jersey.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Purchaser Common Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Purchaser ESOP” means the Kearny Bank Employee Stock Ownership Plan.

“Purchaser 401(k) Plan” means the Kearny Bank Employees’ Savings Plan.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company or Purchaser, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that: (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Purchaser in response to such Acquisition Proposal)); (ii) is for 100% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company; and (iii is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Maryland General Corporation Law (the “MGCL”) and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by Purchaser within thirty (30) days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver Articles of Merger (the “Articles of Merger”) to the Maryland Department for filing pursuant to the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Maryland Department or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5 Effect on Outstanding Shares of Company Common Stock.

(a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive at the election of the holders thereof as provided in Section 2.6 either (i) $18.00 in cash (the “Cash Consideration”) or (ii) 1.30 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Stock Consideration” and collectively with the Cash Consideration, the “Merger Consideration”).

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the average closing sales price of Purchaser Common Stock on The Nasdaq Stock Market LLC over the ten (10) trading days ending on the third Business Day prior to the Closing Date.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there shall be any extraordinary dividend or distribution paid, the Exchange Ratio shall be adjusted appropriately to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6 Exchange Procedures.

(a) Holders of Company Common Stock may elect to receive Stock Consideration or Cash Consideration (in either case without interest) in exchange for their shares of Company Common Stock in accordance with the following procedures, provided that, in the aggregate,90% of the total number of shares of Company Common Stock issued and outstanding at the Effective Time, excluding any Treasury Stock (the “Stock Conversion Number”), shall be converted into the Stock Consideration and the remaining outstanding shares of Company Common Stock shall be converted into the Cash Consideration. Shares of Company Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of Company Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(b) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to

Computershare, Inc., or such other party designated by the Company as the exchange agent (the “Exchange Agent”), in such form as Company and Purchaser shall mutually agree (“Election Form”), shall be mailed on the same date as the Proxy Statement/Prospectus (as defined herein) is mailed to stockholders of Company (the “Mailing Date”) to each holder of record of Company Common Stock eligible to vote at the Company Stockholders’ Meeting (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.6, (i) to elect to receive the Cash Consideration for all of the shares of Company Common Stock held by such holder, in accordance with Section 2.6 to elect to receive the Stock Consideration for all of such shares (a “Stock Election”), in accordance with Section 2.6 to elect to receive the Stock Consideration for a certain whole number of such holder’s shares and the Cash Consideration for all other shares of such holder’s shares (a “Mixed Election”) (all such shares together, the “Mixed Election Shares”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or Purchaser Common Stock for such shares (a “Non-Election”). A holder of record of shares of Company Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of Company Common Stock held by such Stockholder Representative for a particular beneficial owner. Any shares of Company Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the day of the Company Stockholders’ Meeting (or such other time and date as Purchaser and Company may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. Company shall use its reasonable best efforts to make available up to two separate Election Forms, or such additional Election Forms as Purchaser may permit, to all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If a Company stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Company Common Stock held by such stockholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Purchaser shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All Elections (whether Cash, Stock or Mixed) shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser or Company, upon exercise by Purchaser or Company of its respective or their mutual rights to terminate this Agreement to the extent provided under Article VII, that this Agreement has been terminated in accordance with Article VII.

(d) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.5(b) hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration only with respect to that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

(e) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(i) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.5(b) hereof, each holder of

Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(ii) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.5(b) hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(f) No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of Purchaser Common Stock hereunder until such Person surrenders his or her Certificates in accordance with this Section 2.6. Upon the surrender of such Person’s Certificates, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such Person’s Certificates.

(g) The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(h) Any portion of the aggregate amount of cash to be paid in lieu of fractions of a share pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.6 or any proceeds from any investments thereof that remains unclaimed by the holders of Company Common Stock for six months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock who has not theretofore complied with this Section 2.6 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any Affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i) Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.7 Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.8 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately prior to the Effective Time.

2.9 Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.10 Treatment of Stock Options. At the Effective Time, each option to acquire shares of Company Common Stock that is outstanding and unexercised immediately prior thereto (“Company Stock Option”) pursuant to the MSB Financial Corp. 2008 Stock Compensation and Incentive Plan, as Amended and Restated, or the MSB Financial Corp. 2016 Equity Incentive Plan (collectively referred to herein as the “Company Equity Plans”) shall automatically become vested and shall be cancelled and, subject to Company’s receipt of an option surrender agreement in the form set forth in the Purchaser’s Disclosure Letter, converted into the right to receive from Company a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (ii) the amount by which the Cash Consideration (the “Option Payment Amount”) exceeds the exercise price of such Company Stock Option. If the exercise price of a Company Stock Option is greater than the Option Payment Amount, then at the Effective Time such Company Stock Option shall be cancelled without any payment made in exchange therefor.

2.11 Treatment of Restricted Stock. At the Effective Time, any vesting restrictions on each share of restricted stock outstanding immediately prior thereto (“Company Restricted Stock”) pursuant to the Company Equity Plans shall automatically lapse and shall be treated as issued and outstanding shares of Company Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.5. Notwithstanding anything herein to the contrary, the Company may withhold a sufficient amount of Merger Consideration necessary to satisfy the tax withholding requirements associated with such vesting of Company Restricted Stock.

2.12 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Kearny Bank, a wholly owned subsidiary of Purchaser, and Millington Bank (“Millington Bank”), a wholly owned subsidiary of the Company, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Millington Bank will merge with and into Kearny Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or as soon as practicable following the Effective Time.

2.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the IRC. In the event that Purchaser elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.14 Absence of Control. It is the intent of the parties hereto that Purchaser by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

2.15 Additional Actions. If, at any time after the Effective Time, Purchaser or Kearny Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser or Kearny Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or Millington Bank, or (ii) otherwise carry out the purposes of this Agreement, Millington Bank, the Company and their officers and directors shall be deemed to have granted to Purchaser and Kearny Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser or Kearny Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or Millington Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Purchaser or Kearny Bank are authorized in the name of the Company or Millington Bank or otherwise to take any and all such action.

2.16 Withholding. Purchaser or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as Purchaser (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Purchaser or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Purchaser or the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters; Standard.

(a) Prior to the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure (notwithstanding the absence of a specific cross reference) that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement. Documents are deemed to have been made available by Purchaser to the Company or by the Company to Purchaser if such documents are available on the website of the SEC through its Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

(b) No representation or warranty of the Company or Purchaser contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(d), 3.2(e)(i) and (ii), 3.2(k), 3.2(v), 3.2(y), 3.3(a), 3.3(d), 3.3(e)(i) and (ii), 3.3(k) and 3.3(u), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to Section 3.2(j), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2 Representations and Warranties of the Company. Except as (i) disclosed in the Company’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require the Company to make any representation, warranty or disclosure), the Company represents and warrants to Purchaser that:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company is registered with the Federal Reserve as a bank holding company. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company engages only in activities, and holds properties only of the types, permitted to bank holding companies by the BHCA, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other Person who owns any stock of the Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or New Jersey-chartered savings banks.

(ii) Each of the Company’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Millington Bank is a New Jersey-chartered stock savings bank. No Subsidiary of the Company other than Millington Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Millington Bank’ deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Millington Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 49,000,000 shares of Company Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of the date of this Agreement:

(A) 5,184,914 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of Company preferred stock are issued and outstanding; and

(C) 185,003 shares of Company Common Stock are reserved for issuance pursuant to outstanding Company Stock Options (including exercisable and unexercisable Company Stock Options) and future awards of Company Restricted Stock.

(iii) Set forth in the Company’s Disclosure Letter are: (a) a complete and accurate list of all outstanding Company Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options and (b) a complete and accurate list of all outstanding shares of Company Restricted Stock, including the names of the grantees, dates of grant, dates of vesting and shares subject to each grant.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (B) other than Company Stock Options, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company (including any rights plan or agreement) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Neither the Company nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Company Common Stock, or any other security of the Company or a Subsidiary of the Company or any securities representing the right to vote, purchase or otherwise receive any shares of Company Common Stock or any other security of the Company or a Subsidiary of the Company. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(vi) Other than the Voting Agreements and as set forth in the Company’s Disclosure Letter, there are no voting trusts, shareholder agreements, proxies or similar agreements to which the Company or any of its Subsidiaries is a party in effect with respect to the voting or transfer of the Company Common Stock or other voting securities or equity interests of the Company or granting any shareholder or other Person any registration rights. The Company does not have in effect a “poison pill” or similar shareholder rights plan.

(d) Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock. The Company’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the FDIC and the NJ Department, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the filing of a certificate for the Bank Merger with the NJ Department, (iv) filing with The Nasdaq Stock Market LLC of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement; no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, the Company has no Knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. The Company and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2019 with the Federal Reserve, the FDIC or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) Securities Filings. The Company has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2019 (collectively, “Company Reports”). None of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Company Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of the Company included in the Company Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i) Financial Statements. The Company has previously made available to Purchaser copies of (i) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and 2017 and related consolidated statements of operations, statements of comprehensive loss (income), changes in shareholders’ equity and cash flows for each of the three years in the three-year period ended December 31, 2018, together with the notes thereto, accompanied by the audit report of the Company’s independent registered public accounting firm, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC, and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2019 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2019 and 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the SEC. Such financial statements were prepared from the books and records of Company and its Subsidiaries, fairly present the consolidated financial position of Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of the Company as of September 30, 2019, except for (i) liabilities incurred since September 30, 2019 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket or other expenses or fees in connection with the transactions contemplated by this Agreement.

(k) Absence of Certain Changes or Events.

(i) Since September 30, 2019, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii) Since September 30, 2019, none of the Company or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (d), (e), (h)(i)(ii), (j), (k), (n), (o) or (p) of Section 4.1 if taken after the date hereof.

(l) Litigation. Except as disclosed in Company’s Disclosure Letter, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2019, (i) there have been no subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2019, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of the Company, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(n) Compliance with Laws. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). To the Knowledge of the Company, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, which could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(p) Agreements.

(i) The Company has previously delivered to Purchaser, and the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A) (1) with any officer or employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B) that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of its Affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis;

(C) pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in excess of $100,000, other than FHLB borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F) that limits the payment of dividends by the Company or any of its Subsidiaries;

(G) that relates to the involvement of the Company or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I) that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 per annum;

(J) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K) that is not of the type described in clauses (A) through (J) above and which involved payments by, or to, the Company or any of its Subsidiaries in the fiscal year ending December 31, 2019, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2020, of more than $50,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries in excess of $50,000.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.2(p), whether or not set forth in the Company’s Disclosure Letter, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii) Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Company’s Knowledge each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

(iii) Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of the Company, no other party to any such agreement (excluding any loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(q) Intellectual Property; Company IT Systems.

(i) The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. The Company’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Company Intellectual Property”). With respect to each item of Company Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Company Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to the Company and the Subsidiaries. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(ii) To the Company’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company or Millington Bank (collectively, the “Company IT Systems”) have been properly maintained by technically competent Personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Company’s consolidated business as currently conducted. Neither the Company nor Millington Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. No Person has gained unauthorized access to any of the Company IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Company. The Company and Millington Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. The Company and its Subsidiaries are compliant in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(r) Labor Matters.

(i) The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(ii) The Company’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s date of hire and current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. The Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(s) Employee Benefit Plans.

(i) The Company’s Disclosure Letter lists all Company Benefit Plans. For purposes of this Agreement, (“Company Benefit Plans”) mean all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(ii) The Company has heretofore made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iii) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (iv) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan, (v) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vi) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(iii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iv) The Company’s Disclosure Letter identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v) Each Company Benefit Plan that is subject to Section 409A of the IRC has been administered and documented in compliance with the requirements of Section 409A of the IRC, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(vi) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the IRC: (i) no such plan is in “at-risk” status for purposes of Section 430 of the IRC, (ii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(vii) None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(viii) Except as set forth in the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the IRC.

(ix) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any

Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(x) There are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(xi) To the Knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any Person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(xii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the IRC. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xiii) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the IRC, or otherwise. The Company has made available to Purchaser true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(xiv) There are no pending or, to the Company’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(t) Properties.

(i) A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which the Company or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously delivered to Purchaser a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the Knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease.

(u) Fairness Opinion. The board of directors of Company has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of FinPro Capital Advisors, Inc. (“FinPro”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Company Common Stock.

(v) Fees. Other than for financial advisory services performed for the Company by FinPro pursuant to an agreement dated July 16, 2018, a true and complete copy of which is included in the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(w) Environmental Matters.

(i) Each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of the Company, the Loan Properties are, and have been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened before any court or Governmental Entity relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the Knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person or entity, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation

Facility, to the Knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the Knowledge of the Company, prior to the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(x) Loan Matters.

(i) All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, to the Knowledge of the Company, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in the Company’s audited balance sheet at December 31, 2018 was, and the allowance for loan losses shown on the balance sheets in the Company Reports for periods ending after such date, in the opinion of management, were, or will be, adequate, as of the dates thereof, under GAAP.

(iv) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v) (A) The Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or Millington Bank to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) except as set forth in the Company’s Disclosure Letter, there are no Loans to any employee, officer, director or Affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was or is not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi) The Company’s Disclosure Letter sets forth a listing, as of September 30, 2019, by account, of: (A) each borrower, customer or other party that has notified Millington Bank during the past twelve (12) months of, or has asserted against the Company or Millington Bank, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of the Company or Millington Bank, each borrower, customer or other party that has given the Company or Millington Bank any oral notification of, or orally asserted to or against Company or Millington Bank, any such claim; and (B) all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Watch 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (4) that are considered troubled debt restructurings or where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by the Company or Millington Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(y) Anti-takeover Provisions Inapplicable. Except as set forth in the Company’s Disclosure Letter, the Company and its Subsidiaries have taken all actions required to exempt Purchaser, the Agreement, the Plan of Bank Merger, the

Merger and the Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(z) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or Affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(aa) Insurance. In the opinion of management, the Company and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by this Agreement, would, in accordance with good business practice, customarily be insured. The Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of the Company’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by the Company and its Subsidiaries are in full force and effect, the Company and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(bb) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries, including but not limited to FHLB stock, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(cc) Indemnification. Except as provided in the Articles of Incorporation or bylaws of the Company and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, officer or employee, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers, employees or stockholders, or other Persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and, to the Knowledge of the Company, there are no claims for which any such Person would be entitled to indemnification under the Articles of Incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(dd) Corporate Documents and Records. The Company has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Millington Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Company does not have Knowledge of any facts or circumstances that would cause Millington Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Millington Bank. To the Knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Company or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Millington Bank (or where appropriate of any other Subsidiary of the Company) has adopted, and Millington Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Millington Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff) Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as disclosed in the Company Reports, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(gg) Tax Treatment of the Merger. The Company has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(hh) Related Party Transactions. Neither the Company nor any Company Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of the Company or any Company Subsidiary where the amount exceeds $120,000. All such transactions involving indebtedness (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of the Company or any Company Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any Company Subsidiary has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

(ii) Trust Accounts. The Company and each Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither the Company nor any other Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

3.3 Representations and Warranties of Purchaser. Except (i) as disclosed in the Purchaser’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), Purchaser represents and warrants to the Company that:

(a) Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is registered with the Federal Reserve as a savings and loan holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities, and holds properties only of the types, permitted to savings and loan holding companies by the HOLA and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Purchaser’s Disclosure Letter sets forth with respect to each of Purchaser’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation and Purchaser’s percentage ownership. Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or New Jersey-chartered savings banks.

(ii) Each of Purchaser’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Kearny Bank is a New Jersey-chartered savings bank. No Subsidiary of Purchaser other than Kearny Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Kearny Bank deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Kearny Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Capital Structure.

(i) The authorized capital stock of Purchaser consists of 800,000,000 shares of Purchaser Common Stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of the date of this Agreement, (A) 85,412,062 shares of Purchaser Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights; (B) no shares of Purchaser preferred stock are issued and outstanding; and (C) 512,334 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii) The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Purchaser may vote are issued or outstanding.

(v) Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding, and (B) other than options to purchase shares of Purchaser Common Stock, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Purchaser (including any rights plan or agreement) or obligating Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Neither Purchaser nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on shares of Purchaser Common Stock, or any other security of Purchaser or a Subsidiary of Purchaser or any securities representing the right to vote, purchase or otherwise receive any shares of Purchaser Common Stock or any other security of Purchaser or a Subsidiary of Purchaser. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any of its Subsidiaries.

(d) Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the FDIC and the NJ Department, (ii) the filing with the SEC of a Proxy Statement-Prospectus in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the filing of a certificate for the Bank Merger with the NJ Department, (iv) filing with The Nasdaq Stock Market LLC of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Purchaser has no Knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. Purchaser and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2019 with the Federal Reserve, the FDIC, the NJ Department, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) Securities Filings. Purchaser has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2019 (collectively, “Purchaser Reports”). None of Purchaser Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of Purchaser Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i) Financial Statements. Purchaser has previously made available to the Company copies of the consolidated statements of financial condition of Purchaser and its Subsidiaries as of June 30, 2019 and 2018 and related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the three-year period ended June 30, 2019, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Report on Form 10-K for the year ended June 30, 2019 filed with the SEC. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of September 30, 2019, except for (i) liabilities incurred since September 30, 2019 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k) Absence of Certain Changes or Events. Since September 30, 2019, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(l) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since January 1, 2019 (i) there have been no subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2019, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the Knowledge of Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(n) Compliance with Laws. Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Purchaser and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). To the Knowledge of Purchaser, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(p) Agreements.

(i) Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Purchaser, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Purchaser Contract”) and neither Purchaser nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(ii) Each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Purchaser Contract. To the Knowledge of Purchaser, each third-party counterparty to each Purchaser Contract has in all material respects performed all obligations required to be performed by it under such Purchaser Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract.

(q) Labor Matters. Purchaser and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Purchaser nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Purchaser or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of Purchaser, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Purchaser or any of its Subsidiaries pending or, to the Knowledge of Purchaser, threatened.

(r) Employee Benefit Plans.

(i) Purchaser’s Disclosure Letter lists all Purchaser Benefit Plans. For purposes of this Agreement, “Purchaser Benefit Plans” mean all employee benefit plans (as defined in ERISA, whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Purchaser or any Subsidiary or any trade or business of Purchaser or any of its Subsidiaries, whether or not incorporated, all of which together with Purchaser would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Purchaser ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Purchaser or any of its Subsidiaries or any Purchaser ERISA Affiliate.

(ii) Purchaser has heretofore made available to the Company true, correct and complete copies of the following documents with respect to each of Purchaser Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Purchaser Benefit Plan, (iii) where any Purchaser Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iii) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (iv) the most recently received IRS determination letter, if any, relating to any Purchaser Benefit Plan, (v) the most recently prepared actuarial report for each Purchaser Benefit Plan (if applicable) for each of the last three (3) years and (vi) copies of material notices, letters or other correspondence with the IRS, DOL or the PBGC.

(iii) Except as set forth in Purchaser’s Disclosure Letter, each Purchaser Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither Purchaser nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Purchaser Benefit Plan, and neither Purchaser nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iv) Purchaser’s Disclosure Letter identifies each Purchaser Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Purchaser Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Purchaser Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of Purchaser, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Purchaser Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Purchaser Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v) With respect to each Purchaser Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the IRC: (i) no such plan is in “at-risk” status for purposes of Section 430 of the IRC, (ii) the present value of accrued benefits under such Purchaser Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Purchaser Benefit Plan’s actuary with respect to such Purchaser Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Purchaser Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Purchaser or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Purchaser Benefit Plan.

(vi) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Purchaser’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against Purchaser Benefit Plans, any fiduciaries thereof with respect to their duties to Purchaser Benefit Plans or the assets of any of the trusts under any of Purchaser Benefit Plans, that could reasonably be expected to result in any material liability of Purchaser or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Purchaser Benefit Plan, or any other party.

(vii) To the Knowledge of Purchaser, none of Purchaser and its Subsidiaries nor any Purchaser ERISA Affiliate nor any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA), which could subject any of Purchaser Benefit Plans or their related trusts, Purchaser, any of its Subsidiaries, any Purchaser ERISA Affiliate or any Person that Purchaser or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(s) Properties.

(i) Purchaser and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Purchaser or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to Purchaser and the Subsidiaries and neither Purchaser nor any of its Subsidiaries, nor, to Purchaser’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. All real property owned or leased by Purchaser or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by Purchaser to be adequate for the current business of Purchaser and its Subsidiaries.

(ii) Purchaser and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Purchaser and its Subsidiaries that is leased rather than owned, neither Purchaser nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Anti-takeover Provisions Inapplicable. Purchaser and its Subsidiaries have taken all actions required to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(u) Corporate Documents and Records. Purchaser has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(v) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Kearny Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have Knowledge of any facts or circumstances that would cause Kearny Bank or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Kearny Bank. To the Knowledge of Purchaser, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Kearny Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and Kearny Bank (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Kearny Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(w) Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the Knowledge of Purchaser, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(x) Tax Treatment of the Merger. Purchaser has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(y) Fairness Opinion. The board of directors of Purchaser has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of PNC FIG Advisory, Inc. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Purchaser.

(z) Environmental Matters.

(i) Each of Purchaser’s and its Subsidiaries’ properties and the Participation Facilities, and, to the Knowledge of Purchaser, the Loan Properties, are, and have been during the period of Purchaser’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Purchaser, threatened, before any court or Governmental Entity against Purchaser or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(iii) To the Knowledge of Purchaser, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or Purchaser or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Purchaser nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the Knowledge of Purchaser, there are no underground storage tanks at any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility. Neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, to the Knowledge of Purchaser, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the Knowledge of Purchaser, prior to the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(aa) Insurance. In the opinion of management, Purchaser and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business, including engaging in the transactions contemplated by the Agreement, would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Purchaser and its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(bb) Intellectual Property; Purchaser IT Systems.

(i) Purchaser and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. The Purchaser’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Purchaser or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Purchaser or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Purchaser Intellectual Property”). With respect to each item of Purchaser Intellectual Property owned by Purchaser or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Purchaser Intellectual Property that Purchaser or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to Purchaser and the Subsidiaries. Neither Purchaser nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Purchaser or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Purchaser or any of its Subsidiaries.

(ii) To Purchaser’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of Purchaser or Kearny Bank (collectively, “Purchaser IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. Purchaser IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Purchaser’s consolidated business as currently conducted. Neither Purchaser nor Kearny Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of Purchaser IT Systems. No Person has gained unauthorized access to any of the Purchaser IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser. Purchaser and Kearny Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. Purchaser and its Subsidiaries are compliant in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

(cc) Loan Matters. All loans reflected as assets in the Purchaser’s financial statements are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests which have been perfected, excluding loans, individually or in the aggregate, as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect.

(dd) Available Funds. Purchaser has cash, and immediately prior to the Effective Time, will have cash sufficient to pay the aggregate amount of cash as required pursuant to Section 2.5.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement, disclosed in the Company’s Disclosure Letter, or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the FHLB with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit, except as set forth in the Company Disclosure Letter;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock; provided however, the Company may pay the following dividends on its Common Stock: (A) a dividend comparable to any dividend paid by the Purchaser on its Common Stock, after the date of this Agreement through the Closing, with such Company dividend equal to the Purchaser’s dividend payment per share multiplied by the Exchange Ratio, and the Company’s dividend record date and payment date being the same as those of the Purchaser’s corresponding dividend, and (B) a dividend comprised of the dollar amount of any “Vendor Cost Savings” relating to the Company’s Information Technology Services Agreement, as amended, with Fidelity Information Services, LLC, as such term is defined in Purchaser’s Disclosure Letter, to be paid after the date of this Agreement but with a dividend payment date no later than the Closing Date;

(iii) grant any Person any right to acquire any shares of its capital stock or make any grant or award under the Company Equity Plans;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) redeem or otherwise acquire any shares of its capital stock other than a security interest or as a result of the enforcement of a security interest and other than as provided in this Agreement;

(d) other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any Person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such Person or any claims held by any such Person;

(e) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new subsidiary;

(f) enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or material contracts;

(g) Except for Loans or commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, (i) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loans, or make any commitment in respect of any of the foregoing, except in conformity with existing lending practices, (ii) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any commercial and industrial Loan, (iii) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (a) in conformity with existing lending practices in amounts not to exceed $150,000 if such Loan is not fully secured or $500,000 if such Loan is fully secured by residential real estate or, $2,000,000 if such Loan is fully secured by commercial or multi-family real estate and the proposed credit facility does not represent an exception to the Company’s existing commercial loan policy, or (b) Loans as to which the Company has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and that are described in the Company’s Disclosure Letter; provided, however, that neither the Company nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any Person if when aggregated with all outstanding Loans and commitments for Loans made to such Person and such Person’s family members and Affiliates, the Loans would exceed $2.0 million, and (iv) make, renegotiate, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing to any religious organization. In the event that Purchaser’s prior written consent is required pursuant to this Section 4.1(g), such consent shall be deemed to have been provided if Purchaser does not object in writing within two (2) Business Days after Purchaser’s chief credit officer receives a copy of the loan write-up containing the information customarily submitted in connection with approval of such loan;

(h) (i) make any new Loan, or commit to make any new Loan, to any director or executive officer of the Company or Millington Bank, or any entity controlled, directly or indirectly, by any of the foregoing or (ii) except for Loans made in accordance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), amend, renew or increase any existing Loan, or commit to amend, renew or increase any such Loan, to any director or executive officer of the Company or Millington Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(i) (i) (a) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies then in effect, or (b) pay any bonus, pension, retirement allowance or contribution, except for cash bonuses consistent with past practice and as set forth in the Company’s Disclosure Letter;

(ii) become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii) amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice; provided, however, the Company will not make any discretionary contributions to the Company’s 401(k) Plan; or make any contribution to the Company ESOP, forgive any indebtedness with respect to the Company ESOP loan or take any action that would cause a release of any suspense shares, except as required by operation of the Company ESOP or in the ordinary course of business consistent with past practice, but in no event more than the minimum amount required pursuant to the Company ESOP Loan amortization schedules as in effect on September 30, 2019; provided, however, the Company shall continue to accrue and pay its quarterly ESOP Loan payments and shall make a pro rata accrual and payment for the month end immediately prior to the Effective Time;

(iv) elect to any office with the title of Senior Vice President or higher any Person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any Person who is not a member of its Board of Directors as of the date of this Agreement; or

(v) hire any employee with an annualized salary in excess of $50,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

(j) commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $50,000 or (ii) that would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its Articles of Incorporation or bylaws, or similar governing documents;

(l) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(m) purchase or sell any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities of less than one year;

(n) make any capital expenditures in the aggregate in excess of $100,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and expenditures reasonably necessary to maintain existing assets in good repair;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q) make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or at the direction of a Governmental Entity;

(r) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i) issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii) issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) enter into any new lines of business;

(x) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(y) merge or consolidate Millington Bank or any Subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(z) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(aa) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) take any action that would adversely affect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(c) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(d) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(e) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2; or

(f) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner that would materially and adversely affect the Company or the ability to consummate the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, induce or encourage, or take any other action to facilitate, any inquiries, offers discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding the Company or any of its Subsidiaries or afford access to any such information or data to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than Purchaser), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) release any Person from, waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which the Company is a party or (vi) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by the Company’s stockholders at the Company Stockholder Meeting, this Section 5.1(a) shall not prohibit the Company from furnishing non-public information regarding the Company and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Company by such Person (and not withdrawn) if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to violate the directors’ fiduciary obligations to the Company’s stockholders under applicable law, and (4) prior to furnishing any non-public information to, or entering into discussions with, such Person, the Company gives Purchaser written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions with, such Person and the Company receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the confidentiality agreement between Purchaser and the Company is to Purchaser.

(b) The Company will notify Purchaser orally within twenty-four hours and in writing (within three (3) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, requires or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry promptly orally within twenty-four hours and in writing (within three (3) calendar days) upon the occurrence thereof.

(c) The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. The Company shall not, without the prior written consent of Purchaser, release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Purchaser and the Company, for purposes of verifying the representations and warranties of the other and preparing for the Merger and other matters contemplated by this Agreement, shall (and shall cause its respective Subsidiaries to) afford to the other party and its representatives (including, without limitation, officers and employees of the other party and its Affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records, contracts, properties, Personnel, information technology services and to such other information relating to the other party and its Subsidiaries as may be reasonably requested, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) From the date hereof until the Effective Time, the Company shall, and shall cause its respective Subsidiaries to, promptly provide to Purchaser (i) a copy of each report filed with a Governmental Entity (other than publicly available periodic reports filed with the SEC), (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and Personnel as may be reasonably requested, provided that Purchaser shall not be entitled to receive reports or other documents relating to (x) matters involving this Agreement, (y) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (z) matters involving an Acquisition Proposal.

(c) The Company and Purchaser will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and to hold such information and documents in confidence and treat such information and documents as secret and confidential and to use all reasonable efforts to safeguard the confidentiality of such information and documents.

(d) From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger or as soon thereafter as possible.

(e) Within ten (10) Business Days of the end of each calendar month, the Company shall provide Purchaser with an updated list of Loans described in Section 3.2(x)(vi).

(f) The information regarding the Company and its Subsidiaries to be supplied by Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to Purchaser or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(g) The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Purchaser shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Purchaser and the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c) Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5 Anti-takeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature in the Company’s or its Subsidiaries’ Articles of Incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, the Company and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity that are related to the transactions contemplated by this Agreement; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary to satisfy such party’s disclosure obligations imposed by law.

5.8 Stockholder Meeting.

(a) The Company will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders to carry out the intentions of this Agreement. In furtherance of that obligation, the Company will take, in accordance with applicable law and its Articles of Incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as practicable to consider and vote on approval and adoption of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement, including but not limited to the solicitation of proxies and promotion of the transaction contemplated by this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Company Stockholder Meeting, the Company’s Board of Directors may, solely in response to an Acquisition Proposal and only if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in a manner adverse to Purchaser (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of the Company’s Board of Directors to take such action and given Purchaser the material terms and conditions of the Acquisition Proposal or inquiry, including the identity of the Person making any such Acquisition Proposal; and provided, further,: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to Purchaser to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement, the Company shall have negotiated in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. If the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change. In the event of any material revisions to the Acquisition Proposal that result in terms that are less favorable to the Company, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9 Registration of Purchaser Common Stock.

(a) As promptly as reasonably practicable following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Company stockholders at the Company Stockholder Meeting and shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. The Company will use its reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Purchaser or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Purchaser or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser with the SEC and disseminated by the Company to the stockholders of the Company.

(b) Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Purchaser shall notify The Nasdaq Stock Market LLC of the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of Company Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) Purchaser shall honor the Company Benefit Plans set forth in the Company’s Disclosure Letter in accordance with the terms of such Company Benefit Plans, except to the extent an alternative treatment is set forth in this Section 5.11 or in Sections 2.10 or 2.11 of this Agreement. Following the Effective Time, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of all Persons who are employees of the Company and its Subsidiaries immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) that, in the aggregate are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries; provided, however, in no event shall any Continuing Employee be eligible to participate in any frozen plan of Purchaser or its Subsidiaries.

(b) At the sole discretion of Purchaser, Purchaser may maintain the Company’s health and welfare plans through the end of the calendar year in which the Effective Time occurs. Notwithstanding the foregoing, if Purchaser determines to terminate one or more of Company’s health and/or welfare plans, then at the request of Purchaser made at least thirty (30) days prior to the Effective Time, the Company shall adopt resolutions, to the extent required, providing that one or more of the Company’s health and welfare plans (excluding any plans that are mutually agreed to in writing between the parties) will be terminated effective immediately prior to the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of such arrangements. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s health and welfare plans prior to the time such Continuing Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Continuing Employees who become covered under health plans, programs and benefits of Purchaser or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under the Company’s health plan for the plan year in which coverage commences under Purchaser’s health plan and shall not be subject to any pre-existing conditions under any such plans. Terminated Company employees and qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser in accordance with COBRA.

(c) Purchaser shall cause each Purchaser Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting under the Purchaser Benefit Plans (but not for purposes of benefit accrual) the service of such employees with Company to the same extent as such service was credited for such purpose by

Company; provided, however, that such service shall not be recognized: (i) under the Purchaser’s ESOP, (ii) to the extent that such recognition would result in a duplication of benefits under any of the Purchaser Benefit Plans, or (iii) to the extent, at the sole discretion of Purchaser, the cash value of paid time-off is paid to Continuing Employees at the Effective Time. The value of each Company employee’s paid time-off is set forth in the Company’s Disclosure Letter. This Agreement shall not be construed to limit the ability of Purchaser to terminate the employment of any Company employee or to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Company deems appropriate.

(d) The Company shall take all necessary and appropriate actions to cause the Company 401(k) plan to be frozen as to future contributions effective immediately prior to the Effective Time and Purchaser shall take all necessary and appropriate actions to allow the Continuing Employees to participate in Purchaser’s 401(k) Plan on the first day immediately following the Effective Time. If requested in writing by Purchaser no later than thirty (30) days prior to Closing, the Company will also take all necessary steps to terminate the Company’s 401(k) plan immediately prior to the Effective Time, subject to the occurrence of the Effective Time, and if further requested, shall prepare and submit a request to the IRS for a favorable determination letter on termination. If Purchaser requests that the Company apply for a favorable determination letter, then prior to the Effective Time, Company shall take all such actions as are necessary (determined in consultation with Purchaser) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company 401(k) Plan as may be required by the IRS as a condition to its issuance of a favorable determination letter). Prior to the Effective Time, the Company, and following the Effective Time, Purchaser, will adopt such amendments to the Company 401(k) Plan to effect the provisions of this Section 5.11(c). Purchaser shall take any and all actions as may be required to permit Continuing Employees to roll over their account balances in the Company’s 401(k) Plan into Purchaser’s 401(k) Plan; however, plan loans may not be rolled over into Purchaser’s 401(k) Plan.

(e) Purchaser agrees that each full-time Company employee who is involuntarily terminated by Purchaser (other than for “Cause” as determined by Purchaser) or who voluntarily terminates employment for “Good Reason” (as defined below) within six months following the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall, upon executing an appropriate release in the form reasonably determined by Purchaser, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at the Company, with a minimum equal to four weeks of base pay and a maximum equal to twenty-six (26) weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full month. For purposes of calculating base pay, Company employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date. “Good Reason” means a material decrease in the total amount of the employee’s base salary below its level in effect on the Effective Time without the employee’s prior written consent.

(f) Purchaser shall honor all obligations under the employment or change in control agreements as set forth in the Company’s Disclosure Letter, except to the extent any such agreement is superseded or terminated as of, or following, the Effective Time. Notwithstanding anything contained in the Company’s Disclosure Letter, no payment shall be made that would constitute a “parachute payment” (as such term is defined in Section 280G of the IRC), and to the extent any payments or benefits would constitute a “parachute payment,” such payments and/or benefits will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the IRC. Concurrently with the execution of this Agreement, Company shall obtain from Michael Shriner, Robert Russell, Jr., Nancy Schmitz, John Bailey and John Kaufman, in the forms included in Purchaser’s Disclosure Letter, a settlement agreement (a “Settlement Agreement”) to accept in full settlement of his or her rights under their respective change in control agreements the amounts and benefits determined under his or her Settlement Agreement (the aggregate amounts of such payments to be specified in Company’s Disclosure Letter) and pay such amounts to such individuals who are employed at the Effective Time pursuant to the terms of each Settlement Agreement.

(g) The Company and Millington Bank shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the Company ESOP prior to or simultaneous with the Closing, as applicable. Effective at least five (5) business days before the Closing, the Company ESOP shall be terminated (the “ESOP Termination Date”). No new participants shall be admitted on or after the ESOP Termination Date and all existing ESOP participants’ accounts shall become fully vested and 100% non-forfeitable. Millington Bank shall direct the Company ESOP trustee to remit a sufficient number of the shares of Company Common Stock allocated to the suspense account pursuant to the Company

ESOP (the “Suspense Shares”) back to the Company to repay the outstanding ESOP loan in full, with each remitted share to be valued equal to the closing price of Company Common Stock on the day immediately prior to the ESOP Termination Date. All remaining shares of Company Common Stock held by the Company ESOP as of the Effective Time shall be exchanged for the Merger Consideration as elected by the Company ESOP trustee. After repayment of the outstanding ESOP loan and the exchange of the shares of Company Common Stock for the Merger Consideration, the Merger Consideration received upon conversion of the remaining Suspense Shares shall be deemed to be earnings and shall be allocated as earnings to the accounts of the Company ESOP participants who are employed as of the ESOP Termination Date based on their account balances under the Company ESOP as of the ESOP Termination Date and distributed to Company ESOP participants after the receipt of a favorable determination letter from the IRS. No benefit distributions shall be made from the Company ESOP without the prior written consent of Purchaser before the IRS issues a favorable determination letter with respect to the tax-qualified status of the Company ESOP on termination. Prior to the Effective Time, Company shall take all such actions as are necessary (determined in consultation with the Purchaser) to submit the application for favorable determination letter in advance of the Closing, and following the Closing, Purchaser shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). The Company, Bank, and following the Effective Time, Purchaser, will adopt such amendments to the Company ESOP to effect the provisions of this Section 5.11(g). Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Company ESOP upon its termination, the account balances in the Company ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

(h) Purchaser agrees to honor and maintain the Millington Bank Directors Deferred Compensation Plan (“Deferred Plan”) as set forth in Section 6.6(h) of the Company’s Disclosure Letter, and Purchaser specifically agrees that the timing and amount of the payments thereunder will not be accelerated and will continue to be made in accordance with the terms of the Deferred Plan and Section 409A of the IRC. The Company’s Disclosure Letter sets forth the names of all participants, the value of each participant’s account balance, the amount of each lump sum or installment payment and a copy of each payment election under the Deferred Plan.

5.12 Indemnification.

(a) From and after the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors, officers or employees of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s Articles of Incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c) For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy with respect to claims against such Persons arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premiums currently paid by the Company for such insurance and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available by payment of such time; provided further, that Purchaser may (i) request that the Company obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such Person than the Company’s existing insurance policies as of the date hereof.

(d) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any Person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f) Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13 Stockholder Litigation. The Company shall give Purchaser the opportunity to participate at the Purchaser’s own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.14 Disclosure Supplements. From time to time prior to the Effective Time, the Company and Purchaser will promptly supplement or amend their respective Disclosure Letters delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Letters shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VI.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of the Company’s stockholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or the Bank Merger.

(d) Third Party Consents. Purchaser and the Company shall have obtained the consent or approval of each Person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser (after giving effect to the consummation of the transactions contemplated hereby).

(e) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Purchaser shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(f) Nasdaq. Purchaser shall have filed with The Nasdaq Stock Market LLC a notification form for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market LLC shall not have objected to the listing of such shares of Purchaser Common Stock.

(g) Tax Opinion. Purchaser and the Company shall have received written opinions of Luse Gorman, PC and Jones Walker LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a) The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser would not, in its reasonable judgment, have entered into this Agreement.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a) Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of Purchaser and the Company; or

(b) by either Purchaser or the Company, in the event of the failure of the Company’s stockholders to approve the Agreement at the Company Stockholder Meeting; provided, however, that the Company shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b));

(c) by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(d) by either Purchaser or the Company, if the Merger is not consummated by September 30, 2020, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e) by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty;

(f) by Purchaser, if (i) the Company shall have breached its obligations under Section 5.1 or Section 5.8, or (ii) if the Board of Directors of the Company does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors effects a Change of Recommendation; provided, however, that in either case stockholders fail to approve and adopt this Agreement; or

(g) by the Company, at any time prior to the adoption and approval of this Agreement by the Company’s stockholders, to enter into an agreement with respect to a Superior Proposal, but only if (i) the Company’s Board of Directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the Board of Directors to violate its fiduciary duties under applicable law, and (ii) the Company has not breached its obligations under Section 5.1.

(h) By the Company, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Purchaser Ratio”) shall be less than 0.80; and

(ii) (x) the Purchaser Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 7.1(h), it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Purchaser shall have the option to increase the consideration to be received by the holders of Company Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Purchaser Ratio. If Purchaser so elects within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(h) the following terms shall have the meanings indicated:

“Average Closing Price” means the average closing price of Purchaser Common Stock as reported on The Nasdaq Stock Market, LLC for the twenty (20) consecutive trading days ending on the trading day immediately prior to the Determination Date.

“Determination Date” shall mean 10th day prior to the Closing Date, provided that if shares of the Purchaser Common Stock are not actually traded on The Nasdaq Stock Market, LLC on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of Purchaser Common Stock actually trade on The Nasdaq Stock Market, LLC.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the Determination Date.

“Index Price” shall mean the closing price on such date of the NASDAQ Bank Index.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of Purchaser Common Stock on The Nasdaq Stock Market, LLC (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

7.2 Termination Fee.

(a) In the event of termination of this Agreement by the Company pursuant to Section 7.1(g), the Company shall make payment to Purchaser of a termination fee of $3.54 million.

(b) In the event of termination of this Agreement by Purchaser pursuant to Section 7.1(f), so long as at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, and the Company has entered into an Acquisition Proposal, the Company shall make payment to Purchaser of a termination fee of $3.54 million.

(c) If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b) or (B) by Purchaser pursuant to Section 7.1(e) if the breach giving rise to such termination was knowing or intentional, and (ii) at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, and (iii) prior to the Company Stockholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination (in the case of termination pursuant to Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iv) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to the Acquisition Proposal set forth in clause (iii) of this Section 7.2(c), then the Company shall make payment to Purchaser of a termination fee of $3.54 million.

(d) The fee payable pursuant to Section 7.2(a) or (b) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(c) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company and Purchaser acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. The amount payable by the Company pursuant to Sections 7.2(a), (b) or (c) constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser in the event of termination of this Agreement or on the bases specified in such sections.

7.3 Effect of Termination. In the event of termination of this Agreement by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the MGCL or the applicable state and federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

Kearny Financial Corp. 120 Passaic Avenue Fairfield, New Jersey 07004
Facsimile:	973-439-6914
Attention:	Craig L. Montanaro President and Chief Executive Officer
Email:	cmontanaro@kearnybank.com

With copies to:

Luse Gorman, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, DC 20015
Facsimile:	(202) 362-2902
Attention:	Lawrence M.F. Spaccasi
Email:	lspaccasi@luselaw.com

If to the Company, to:

MSB Financial Corp. 1902 Long Hill Road Millington, New Jersey 07946-0417
Facsimile:	908-605-2999
Attention:	Michael A. Shriner President and Chief Executive Officer
Email:	mshriner@millingtonbank.com

With copies to:

Jones Walker LLP 1227 25th Street, NW, Suite 200W Washington, DC 20037
Facsimile:	202-434-4661
Attention:	Richard Fisch
Email:	rfisch@joneswalker.com

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and Disclosure Letters hereto, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

8.10 Severability. If any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

8.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

Kearny Financial Corp.

By:	/s/ Craig L. Montanaro
Craig L. Montanaro President and Chief Executive Officer

MSB Financial Corp.

By:	/s/ Michael A. Shriner
Michael A. Shriner President and Chief Executive Officer

158 Route 206 • Gladstone, NJ 07934 • Tel: 908.234.9398 • www.finprocapitaladvisors.com

FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

ANNEX B

December 17, 2019

Board of Directors

MSB Financial Corp

Millington Bank

1902 Long Hill Road

Millington, NJ 07946

Dear Board Members:

You have requested our written opinion, as to the fairness, from a financial point of view to MSB Financial Corp (“MSBF”) and its stockholders, of the consideration as proposed in the Agreement and Plan of Merger by and among Kearny Financial Corp (“KRNY”) and MSBF (the “Agreement”), pursuant to which MSB Financial Corp will merge with Kearny Financial Corp and Millington Bank will merge with Kearny Bank.

Pursuant to the Agreement, each share of MSBF’s common stock has the right to receive, at the election of the holder, either $18.00 in cash consideration; or 1.3000 shares of KRNY Common Stock. 10% of the total consideration is payable in cash and 90% is payable in KRNY stock. MSBF’s stock option holders will be cashed out in this transaction.

FinPro Capital Advisors, Inc. (“FCA”), FINRA/SIPC, is a broker/dealer and an investment banking firm that provides valuation and merger advisory services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FCA has knowledge of and experience with the Mid-Atlantic bank and thrift market and financial institutions operating in the New Jersey market. MSBF’s Board chose FCA because of its expertise, experience and familiarity with the bank and thrift industry.

MSBF engaged FCA to provide its opinion as to the fairness, from a financial point of view, of the consideration as defined in the Agreement. FCA will receive total advisory fees equal to 1.0% of the deal value, which is approximately $950 thousand at the time of this fairness opinion. A portion of FCA’s fees, $300 thousand, are payable upon rendering of the fairness opinion to MSBF. Additionally, MSBF has agreed to reimburse FCA for its out-of-pocket expenses and has agreed to indemnify FCA and certain related persons against certain liabilities possibly incurred in connection with the services performed.

FinPro, Inc. (“FinPro”), FCA’s parent organization, has provided consulting partnership services to MSBF within the past two years. The amount of compensation received from MSBF for these services is not, and has not been, material to FinPro’s annual gross revenue. FinPro has provided services to KRNY within the past two years, but has not done work with KRNY during this process. The amount of compensation received from KRNY for these services is not, and has not been, material to FinPro’s annual gross revenue. FCA has not provided investment banking services to KRNY in the past two years.

In connection with its opinion, FCA reviewed and considered, among other things:

•	Reverse due diligence was conducted on KRNY;

•	Reviewed the Merger Agreement;

•	Reviewed the most recent year-end and quarter-end audited and unaudited financial statements for each of MSBF and KRNY;

•	Reviewed certain other public and non-public information regarding each of MSBF and KRNY including internal financial forecasts, regarding the financial results and the condition of MSBF and KRNY;

Fairness Opinion	Page: 2

•	The sales process MSBF undertook with FCA as its advisor;

•	Reviewed the trading and merger market for bank and thrift stocks;

•	Reviewed acquisition multiples of comparable institutions;

•	Reviewed the potential investment value of MSBF’s shares; and

•	Analyzed the ability for KRNY to execute on the proposed transaction.

FCA considered financial studies, analyses and investigations and economic and market information that FCA deemed relevant. FCA analyzed the trading values of KRNY relative to comparable financial institutions. FCA considered certain financial data of MSBF and compared that data to other banks, thrifts and their holding companies that were recently merged or acquired. FCA also considered the potential pro forma financial impact of the acquisition. Furthermore, FCA considered the financial terms of these business combinations involving these banks and their holding companies. FCA also considered, as a secondary check, a range of potential investment values for MSBF’s shares on a present value basis assuming the successful execution of their strategic plan.

FCA did not independently verify the financial data provided by or on behalf of MSBF or KRNY, but instead relied upon and assumed the accuracy and completeness of the data provided.

FCA expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction relative to the consideration to be paid to MSBF stockholders in the transaction or with respect to the fairness of any such compensation. The issuance of this opinion has been approved by FCA’s Fairness Opinion Committee.

In reaching our opinion, FCA took into consideration the financial benefits of the proposed transaction to MSBF stockholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by MSBF and KRNY, it is FCA’s opinion as of this date, the merger consideration being offered by KRNY is fair, from a financial point of view, to MSBF and its stockholders.

Respectfully Submitted,

FinPro Capital Advisors, Inc. Gladstone, New Jersey

158 Route 206 • Gladstone, NJ 07934 • Tel: 908.234.9398 • www.finprocapitaladvisors.com

FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (i) it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Section 2-418 of the MGCL provides that a Maryland corporation may indemnify any director or officer of a corporation who is made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; or (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Section 2-418 of the MGCL further provides that indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director or officer in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director or officer shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the applicable standard of conduct. On the other hand, unless limited by the corporation’s charter, the director or officer must be indemnified against reasonable expenses incurred by the director or officer if he or she has been successful in the defense of the proceeding, or in the defense of any claim, issue or matter in the proceeding, or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar protection for, directors and officers.

Articles 10 and 11 of the Articles of Incorporation of Kearny Financial Corp. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A. Indemnification. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. Procedure. If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C. Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D. Insurance. The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E. Miscellaneous. The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

F. Limitations Imposed by Federal Law. Notwithstanding any other provision set forth in this Article 10, in no event shall any payments made by the Corporation pursuant to this Article 10 exceed the amount permissible under applicable federal law, including, without limitation, Section 18(k) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11. Limitation of Liability. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits filed as part of this registration statement are as follows:

Exhibits
2.1	Agreement and Plan of Merger dated as of December 18, 2019 by and between Kearny Financial Corp. and MSB Financial Corp. (attached as Annex A to the proxy statement/prospectus contained in this registration statement)*

3.1	Articles of Incorporation of Kearny Financial Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198602), originally filed on September 5, 2014)

3.2	Bylaws of Kearny Financial Corp. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198602), originally filed on September 5, 2014)

4	Form of Common Stock Certificate of Kearny Financial Corp. (incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198602), originally filed on September 5, 2014)

5.1	Opinion of Luse Gorman, PC as to the legality of the securities being issued

8.1	Opinion of Luse Gorman, PC as to certain tax matters

8.2	Opinion of Jones Walker LLP as to certain tax matters

10.1	Form of MSB Financial Corp. Voting Agreement (incorporated by reference to Exhibit A of the Agreement and Plan of Merger dated as of December 18, 2019, filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-37399), originally filed on December 19, 2019)

23.1	Consent of Crowe LLP (Kearny)

23.2	Consent of BDO USA, LLP (Kearny)

23.3	Consent of Crowe LLP (MSB)

23.4	Consent of Luse Gorman, PC (set forth in Exhibits 5.1 and 8.1)

23.5	Consent of Jones Walker LLP (set forth in Exhibit 8.2)

24	Power of Attorney (set forth on the signature pages to this registration statement)

99.1	Form of Proxy Card of MSB Financial Corp.

99.2	Consent of FinPro Capital Advisors, Inc.

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Kearny Financial Corp. agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)

That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(9)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on March 17, 2020.

KEARNY FINANCIAL CORP.

By:	/s/ Craig L. Montanaro
Craig. L. Montanaro
President, Chief Executive Officer and Director
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Kearny Financial Corp. (the “Company”) severally constitute and appoint Craig L. Montanaro as our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Craig L. Montanaro may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Craig L. Montanaro shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Craig L. Montanaro Craig L. Montanaro	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2020

/s/ Keith Suchodolski Keith Suchodolski	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2020

/s/ Theodore J. Aanensen Theodore J. Aanensen	Director	March 17, 2020

/s/ Raymond E. Chandonnet Raymond E. Chandonnet	Director	March 17, 2020

/s/ John N. Hopkins John N. Hopkins	Director	March 17, 2020

/s/ Catherine A. Lawton Catherine A. Lawton	Director	March 17, 2020

/s/ John J. Mazur, Jr. John J. Mazur, Jr.	Director	March 17, 2020

/s/ Joseph P. Mazza Joseph P. Mazza	Director	March 17, 2020

Signatures	Title	Date

/s/ Matthew T. McClane Matthew T. McClane	Director	March 17, 2020

/s/ John F. McGovern John F. McGovern	Director	March 17, 2020

/s/ Leopold W. Montanaro Leopold W. Montanaro	Director	March 17, 2020

/s/ Christopher D. Petermann Christopher D. Petermann	Director	March 17, 2020

/s/ Charles J. Pivirotto Charles J. Pivirotto	Director	March 17, 2020

/s/ John F. Regan John F. Regan	Director	March 17, 2020